    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 22, 1999
                                            REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 ELOQUENT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                    7379                                   94-3221868
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)                 CLASSIFICATION CODE)                     IDENTIFICATION NUMBER)

                     2000 ALAMEDA DE LAS PULGAS, SUITE 100
                              SAN MATEO, CA 94403
                                 (650) 294-6500
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               ABRAHAM KLEINFELD
                            CHIEF EXECUTIVE OFFICER
                                 ELOQUENT, INC.
                     2000 ALAMEDA DE LAS PULGAS, SUITE 100
                              SAN MATEO, CA 94403
                                 (650) 294-6500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

               KENNETH L. GUERNSEY                                   ROBERT P. LATTA
                 JODIE M. BOURDET                                 CHRISTOPHER F. FENNELL
                 STEVEN R. HARMON                                 CHRISTIAN E. MONTEGUT
                  DAVID J. PAUL                                   PRIYA CHERIAN HUSKINS
                COOLEY GODWARD LLP                          WILSON SONSINI GOODRICH & ROSATI,
          ONE MARITIME PLAZA, 20TH FLOOR                        A PROFESSIONAL CORPORATION
             SAN FRANCISCO, CA 94111                                650 PAGE MILL ROAD
                  (415) 693-2000                                   PALO ALTO, CA 94304
                                                                      (650) 493-9300

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering: [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS OF                                   PROPOSED MAXIMUM                       AMOUNT OF
SECURITIES TO BE REGISTERED                        AGGREGATE OFFERING PRICE(1)               REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value per share......             $57,500,000                           $15,985
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the Registration Fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
                            ------------------------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE SECURITIES AND EXCHANGE COMMISSION DECLARES OUR REGISTRATION STATEMENT EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

              SUBJECT TO COMPLETION, DATED                  , 1999

                        SHARES

ELOQUENT, INC.                                             [ELOQUENT, INC. LOGO]

COMMON STOCK

$       PER SHARE

--------------------------------------------------------------------------------

-  Eloquent, Inc. is offering                      -  This is our initial public offering and
               shares.                                no public market currently exists for our
                                                      shares.
-  We anticipate that the initial public           -  Proposed trading symbol: Nasdaq National
   offering price will be between                     Market -- ELOQ.
   $          and $          per share.

                 ---------------------------------------------

THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

---------------------------------------------------------------------------------
                                                              PER SHARE    TOTAL
                                                              ---------   -------
Public offering price.......................................   $          $
Underwriting discount.......................................   $          $
Proceeds, before expenses, to Eloquent, Inc. ...............   $          $

---------------------------------------------------------------------------------

The underwriters have a 30-day option to purchase up to additional shares of common stock from us to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF ANYONE'S INVESTMENT IN THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

U.S. BANCORP PIPER JAFFRAY
                     BANC OF AMERICA SECURITIES LLC
                                         THOMAS WEISEL PARTNERS LLC

               THE DATE OF THIS PROSPECTUS IS             , 1999.

                                    GATEFOLD

GRAPHICS: GRAPHICAL DEPICTION OF PRODUCTION PROCESS AND USES OF
ELOQUENT SOLUTION

TEXT:

ELOQUENT OFFERS COMPLETE END-TO-END SOLUTIONS FOR WEB-BASED RICH MEDIA BUSINESS-TO-BUSINESS COMMUNICATIONS

ELOQUENT APPLICATIONS SERVER SOFTWARE
    Content aggregation
    Personalized delivery
    Usage reporting
    Bandwidth management
    Integration with enterprise systems
    Open architecture

ELOQUENT PRESENTER!
    Browser-based player

ELOQUENT CONTENT PRODUCTION
    Full motion video and audio
    Presentation materials
    Electronic documents

FULLY INTEGRATED CD-ROM DELIVERY FOR OFFLINE USE

INTERNET/INTRANET

SALES CHANNEL COMMUNICATIONS
    Customers use Eloquent solutions to educate their field personnel and resellers about new products and marketing strategies. Eloquent's Web-based rich media format enhances existing customer expertise and materials by delivering complex information to large audiences more quickly, consistently, and cost effectively than alternative methods. User have continued on-demand access to the information for improved understanding and retention.

EMPLOYEE COMMUNICATIONS
    Eloquent solutions deliver senior management's messages to a globally distributed workforce. Customers are able to deliver a consistent message -- cost effectively -- to all employees, including those who joined the company after the presentation was initially made.

SALES AND MARKETING PRESENTATIONS
    Companies use Eloquent solutions on their Web sites to present corporate information and to demonstrate their products to potential customers or business partners. This provides an engaging, low-cost mechanism for communicating to a large audience of potential buyers while shortening sales cycles.

CUSTOMER SUPPORT
    Business use Eloquent solutions to deliver technical and product support information to their customers on an ongoing basis. Eloquent's search and navigation capabilities allow quick access to needed information.

                                 INSIDE FRONT COVER

GRAPHIC: SCREEN SHOT OF ELOQUENT DESKTOP PLAYER SOFTWARE

TEXT:

THE ELOQUENT PRESENTER! PLAYER SOFTWARE IS DESIGNED SPECIFICALLY FOR RICH MEDIA BUSINESS-TO-BUSINESS COMMUNICATIONS

1.  FULL MOTION VIDEO OF PRESENTER

Eloquent's streaming media technology is optimized to deliver full motion video of a speaker at typical dial-up Web bandwidths.

2.  SYNCHRONIZED SLIDES/DEMONSTRATIONS

Virtually any kind of graphics can be included in the presentation, including electronic slide presentations, product demonstrations and sophisticated 3-D graphics.

3.  SYNCHRONIZED TEXT TRANSCRIPT

A text transcript is precisely synchronized to the audio/video stream. Spoken text is highlighted in a smoothly scrolling box, making it easy for viewers to follow along.

4.  HYPERLINKS TO OTHER WEB-BASED INFORMATION

Eloquent's open Web architecture allows users to hyperlink to other Web-based information.

5.  FULL-FEATURED NAVIGATION TOOLS

While streaming media for entertainment offers simple "play until finished" controls, business-to-business communications require a higher degree of user navigation and control:

     -  Speed control for efficiency and better comprehension

     - Search capabilities enable users to find a word or phrase anywhere in a presentation or throughout an on-line library of rich media content

     -  Bookmarks allow users quick access to important information

     -  Slide navigation tools provide precise presentation control

     -  Translated transcripts for international audiences

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................     4
Risk Factors................................................     9
Special Note on Forward-Looking Statements..................    17
Use of Proceeds.............................................    18
Dividend Policy.............................................    18
Capitalization..............................................    19
Dilution....................................................    20
Selected Financial Data.....................................    22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    23
Business....................................................    32
Management..................................................    43
Certain Transactions........................................    56
Principal Stockholders......................................    58
Description of Capital Stock................................    60
Shares Eligible for Future Sale.............................    65
Underwriting................................................    67
Legal Matters...............................................    69
Experts.....................................................    69
Where You Can Find More Information.........................    70
Index to Financial Statements...............................   F-1

                 ---------------------------------------------

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

--------------------------------------------------------------------------------

                                    SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information contained in this prospectus, including the financial statements and related notes.

ELOQUENT

Eloquent is the leading provider of rich media solutions for business-to-business communications. "Rich media" is the combination of video, audio, sophisticated graphics and text into a synchronized, interactive, navigable and searchable format. We have developed a unique, proprietary solutions platform consisting of software and services that we use to create and deliver rich media presentations, or "events," on behalf of our customers. These events can be delivered over Web-based channels, including the World Wide Web, intranets and extranets, and CD-ROMs to be viewed by end users on their personal computers.

Our customers include companies such as Lucent Technologies, Cisco Systems, Inc. and Citibank. These customers use our solutions to communicate time-sensitive, business-critical information to target audiences in an effective, consistent and cost-efficient manner. Customers use our events for product launch briefings to sales teams, strategic and corporate alignment presentations to employees, sales pitches to potential customers, employee training seminars, business partner education programs and complex customer support activities. Since our inception in March 1995, we have produced over 700 rich media events consisting of over 3,500 hours of content for more than 150 customers.

Business-to-business communications involve the dissemination of corporate information to audiences both inside and outside an organization, including employees, customers and business partners. The ability to communicate effectively with these audiences represents an important competitive advantage for companies under increasing pressure to operate more efficiently and to better serve the needs of their customers. Companies disseminate information to their target audiences through a variety of means and a number of different technologies that, although useful, do not always provide the most efficient and robust means of delivering communications.

The emergence of the Web as a global communications medium has enabled companies to gather information, to communicate and to conduct business electronically over Web-based channels. Furthermore, the development of streaming media technologies and the proliferation of multimedia-capable computers has enabled the delivery of continuous "streams" of video and audio content, including our rich media events. Most streaming media applications, however, have been focused on entertainment applications and do not provide for synchronization of multiple media or sophisticated search and navigation capabilities. Additionally, a number of technical challenges have limited the adoption of streaming media technology for business-to-business communications. We believe our customers recognize the benefits of outsourcing the production and delivery of rich media events to Eloquent because we have specialized rich media expertise, the ability to deliver a complete set of products and services and the ability to achieve economies of scale in producing rich media events.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Our platform includes all of the software and services our customers need to deliver rich media business-to-business communications to their target audiences. We have developed what we believe to be the most effective, comprehensive and robust platform available for producing and delivering rich media events for business-to-business communications that are:

     - easy to produce and deliver -- we have the capability to produce rich media events for our clients from start to finish in a turnkey fashion. In addition, by delivering rich media events through the Web, intranets, extranets and CD-ROMs, we enable our customers to reach their entire target audience easily.

     - more effective -- our rich media events provide users with business-critical information in an interactive, searchable and navigable format that we believe makes them more engaging than other forms of business-to-business communication, enhancing comprehension and retention of the information.

     - faster -- we enable our customers to disseminate critical information rapidly due to our unique and efficient production process and Web-based channel and CD-ROM delivery. Using our proprietary scheduling software and production expertise, we can produce a typical four- to five-hour rich media event in nine business days, compared to months for alternative solutions.

     - less expensive -- our solutions eliminate many of the costs associated with traditional business presentations, including airline, hotel and other travel expenses for event participants, facilities costs and the opportunity costs associated with diverting employees from their work schedules.

We believe that these benefits can result in a number of strategic and competitive advantages for our customers, including accelerating the commercial launch of new products, increasing employee productivity, strengthening important relationships and enhancing sales and marketing efforts.

Our objective is to enhance our leadership position in rich media solutions for business-to-business communications. Key elements of our strategy include:

     - further penetration of our existing customer base of large corporate accounts;

     -  expansion into additional industries;

     -  identification of new applications for our solutions;

     - expansion and enhancement of our existing set of customer solutions by broadening the functionality of our platform and adding value-added services; and

     -  expansion into international markets.

OFFICE LOCATION

Our principal executive offices are located at 2000 Alameda de las Pulgas, Suite 100, San Mateo, California 94403 and our telephone number is (650) 294-6500. Our primary Web site is located at www.eloquent.com. Information contained on our Web site is not part of this prospectus.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

THE OFFERING

Common stock offered......................                   shares

Common stock outstanding after the
offering..................................                   shares

Offering price............................    $     per share

Use of proceeds...........................    We will receive net proceeds from
                                              this offering of approximately
                                              $          million. We intend to
                                              use approximately $23.0 million of
                                              these net proceeds for the
                                              repayment of debt. We intend to
                                              use the remaining proceeds for
                                              increasing the size of our sales
                                              and marketing organizations,
                                              enhancing the functionality of our
                                              platform, expanding
                                              internationally, working capital
                                              and general corporate purposes.
                                              See "Use of Proceeds."

Proposed Nasdaq National Market symbol....    ELOQ

The number of shares of common stock to be outstanding after the offering set forth above is based on the total number of shares outstanding on September 30, 1999 but includes 15,000 shares of common stock issued as partial payment of a placement agent fee owed in connection with our sale of subordinated notes and warrants in October 1999 and 22,500 shares of common stock issued upon exercise of warrants issued in such financing. The number of shares set forth above excludes:

     - 2,683,525 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 1999;

     - 2,905,799 shares of common stock reserved for issuance under our equity incentive and stock purchase plans, based on stock options outstanding as of September 30, 1999 and taking into account increases in share reserves since that date;

     - 207,887 shares of common stock issuable upon exercise of outstanding warrants, 14,450 of which will expire upon the closing of this offering if not exercised by that time; and

     - 1,477,500 shares of common stock issuable upon exercise of warrants issued in connection with our sale of subordinated notes in October 1999.

Unless otherwise specifically stated, information contained in this prospectus:

     -  does not take into account the exercise of the underwriters'
        over-allotment option to purchase up to                shares of our
        common stock; and

     - gives effect to the conversion of all of our outstanding preferred stock into common stock upon the closing of this offering.

"Eloquent" and the Eloquent logo are trademarks of Eloquent, Inc. that are registered in the United States and other jurisdictions. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of the respective companies that use them.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

SUMMARY FINANCIAL DATA

                               INCEPTION
                               (MARCH 29,
                                 1995)                                                         NINE MONTHS ENDED
                                THROUGH               YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                              DECEMBER 31,   ------------------------------------------   ---------------------------
                                  1995           1996           1997           1998           1998           1999
                              ------------   ------------   ------------   ------------   ------------   ------------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)      (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
Revenues:
  Content production
    services................    $     55       $    944       $  3,519       $  6,750       $  5,134       $  6,404
  Software licenses and
  maintenance...............          --             --            406            993            677          1,592
  Professional services.....          --             --             --             --             --            379
                                --------       --------       --------       --------       --------       --------
         Total revenues.....          55            944          3,925          7,743          5,811          8,375
Cost of revenues............          --            405          3,767          6,175          4,596          5,097
                                --------       --------       --------       --------       --------       --------
  Gross margin..............          55            539            158          1,568          1,215          3,278
Operating expenses:
  Sales and marketing.......          81            846          3,785          6,812          4,832          5,684
  Research and
    development.............          86            659            845          1,510          1,111          1,417
  General and
    administrative..........         208            597          1,876          2,211          1,546          2,586
  Stock-based
    compensation............          --             --             --            992            580          3,343
                                --------       --------       --------       --------       --------       --------
         Total operating
           expenses.........         375          2,102          6,506         11,525          8,069         13,030
                                --------       --------       --------       --------       --------       --------
           Loss from
             operations.....        (320)        (1,563)        (6,348)        (9,957)        (6,854)        (9,752)
Interest expense and other
  charges...................           1            (21)          (100)          (259)          (207)          (418)
Interest income and other
  income....................          --             49             79            208            120            123
                                --------       --------       --------       --------       --------       --------
Net loss....................    $   (319)      $ (1,535)      $ (6,369)      $(10,008)      $ (6,941)      $(10,047)
                                ========       ========       ========       ========       ========       ========
Net loss per share, basic
  and diluted...............    $  (1.33)      $  (1.97)      $  (4.59)      $  (4.74)      $  (3.49)      $  (3.06)
                                ========       ========       ========       ========       ========       ========
Weighted average shares,
  basic and diluted.........         240            781          1,388          2,111          1,990          3,286
                                ========       ========       ========       ========       ========       ========
Pro forma net loss per
  share, basic and
  diluted...................                                                 $  (1.21)                     $  (0.96)
                                                                             ========                      ========
Pro forma weighted average
  shares, basic and
  diluted...................                                                    8,285                        10,444
                                                                             ========                      ========

The following table summarizes our balance sheet as of September 30, 1999:

     -  on an actual basis;

     - on a pro forma basis to reflect (1) the receipt of $18.8 million in estimated aggregate net proceeds from the sale of $20.0 million of subordinated notes and warrants to purchase 1,500,000 shares of common stock in October 1999, (2) the issuance of 15,000 shares issued as partial payment of a placement agent fee owed in connection with such sale and the issuance of 22,500 shares upon exercise of a portion of such warrants and (3) the application of $2.6 million of the net proceeds from the notes to repay a portion of our existing line of credit; and

     -  on a pro forma, as adjusted basis to reflect the           shares of
        common stock offered hereby at an assumed offering price of $     per
        share, after deducting estimated underwriting discounts, commissions and offering expenses, and the application of the net proceeds from the offering.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                      SEPTEMBER 30, 1999
                                                              -----------------------------------
                                                                                       PRO FORMA
                                                              ACTUAL     PRO FORMA    AS ADJUSTED
                                                              -------    ---------    -----------
                                                                        (IN THOUSANDS)
                                                                          (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 3,431     $19,644
Working capital (deficit)...................................   (2,688)     16,082
Total assets................................................    9,689      26,764
Long term obligations and subordinated notes................      889       8,389
Total stockholders' equity (deficit)........................     (832)     11,301

--------------------------------------------------------------------------------

                                  RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below as well as the other information in this prospectus before investing in our common stock. Our business, financial condition or operating results could be seriously harmed by any of the following risks. In addition, the trading price of our common stock could decline due to any of the following risks, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

BECAUSE WE HAVE A LIMITED OPERATING HISTORY, IT MAY BE DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS AND PROSPECTS.

Eloquent was formed in March 1995. Thus, we have a limited operating history, which may make it difficult for you to evaluate our business. We are subject to the risks, expenses and uncertainties frequently encountered by companies in new and rapidly evolving technology and Web-related markets. The risks to which we are subject as a new company include:

     -  we may not be able to maintain and expand our customer base;

     - we may have difficulty identifying new applications for our existing products;

     -  we may be unable to expand and enhance our customer solutions;

     - our competitors may develop or may already have developed similar or superior services or products;

     - our current and potential future customers may reject the Web or CD-ROMs as methods for business-to-business communication;

     - market prices for our solutions may drop as a result of competition or other factors;

     - we may not effectively integrate the technology and operations of any acquired businesses or technologies with our operations;

     -  the technologies we use in our operations may fail or operate poorly;
        and

     - we may be unable to identify, attract, retain and motivate qualified personnel.

We may not be successful in addressing these risks or other risks we may face. If we are unable to adequately address these risks, our business, financial condition and operating results would suffer.

WE EXPECT TO CONTINUE TO INCUR LOSSES, AND AS A RESULT WE MAY NOT ACHIEVE PROFITABILITY.

We have not achieved profitability on a quarterly or annual basis to date and we anticipate that we will continue to incur net losses for the foreseeable future. Our failure to achieve profitability could deplete our current capital resources and reduce our ability to raise additional capital. We incurred net losses of approximately $1.5 million for the year ended December 31, 1996, $6.4 million for the year ended December 31, 1997, $10.0 million for the year ended December 31, 1998 and $10.0 million for the nine months ended September 30, 1999. As of September 30, 1999, we had an accumulated deficit of approximately $28.3 million. We expect to increase our operating expenses significantly, expand our sales and marketing operations and continue to develop and expand our service offerings. If these increased expenses are not accompanied by increased revenues, we will not achieve profitability.

In October 1999, we raised $20.0 million in gross proceeds from the sale of subordinated notes and warrants to purchase common stock. Applicable accounting rules require that we allocate the gross proceeds among the notes, the beneficial conversion feature of the notes and the warrants. As a result of that allocation, the subordinated notes will initially be recorded on our balance sheet at a discounted value of approximately $7.5 million. The $7.5 million discount resulting from the issuance of warrants will be amortized over the five-year term of the notes and the $5.0 million discount resulting from the beneficial conversion feature will be amortized over the one-year period during which the note may not be converted. If the notes are repaid by us prior to the end of their term, the unamortized portion of the discount resulting from the issuance of the warrants and debt issuance costs will be recorded as an extraordinary loss on extinguishment of debt during the period in which the notes are repaid. We are required to repay the notes upon the completion of this offering. Accordingly, upon completion of this offering we will have to recognize an extraordinary loss on extinguishment of debt of up to $9.0 million.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS, AND AN UNANTICIPATED DECLINE IN REVENUES MAY CAUSE OUR STOCK PRICE TO FALL.

Our quarterly operating results may fluctuate significantly in the future because of a variety of factors, many of which are outside our control. As a result, operating results for any particular quarter may not be indicative of future operating results. In some future quarter our operating results may be below the expectations of public market analysts and investors, which would cause the price of our common stock to fall. The factors that may cause our quarterly operating results to fluctuate include:

     -  the amount and timing of large customer orders;

     - changes in prices paid for our products and services resulting from competition or other factors;

     - our ability to successfully introduce new products and enhancements to our existing solutions;

     -  new products and services introduced by us or our competitors;

     - the amount and timing of costs related to our marketing efforts or other initiatives;

     -  costs incurred as we expand operations;

     - technical difficulties or system downtime affecting the Web generally or the operation of our network or servers; and

     -  economic conditions specific to the Web.

WE DEPEND ON A LIMITED NUMBER OF LARGE CUSTOMERS FOR A MAJORITY OF OUR REVENUES, SO THE LOSS OF OR DELAY IN PAYMENT FROM ONE OR A SMALL NUMBER OF CUSTOMERS COULD HAVE A LARGE IMPACT ON OUR REVENUES AND OPERATING RESULTS.

A limited number of large customers have accounted for a majority of our revenues and will continue to do so for the foreseeable future. For example, our top 15 customers during the nine months ended September 30, 1999 accounted for 46% of our revenues during that period. Due to our limited number of large customers, the cancellation or delay of a customer order during a given quarter is likely to significantly reduce revenues for the quarter. If we were to lose a key customer, our business, financial condition and operating results would suffer. In addition, if a key customer fails to pay amounts it owes us, or does not pay those amounts on time, our revenues and operating results would suffer.

THE LENGTH OF OUR SALES CYCLE IS UNCERTAIN AND THEREFORE COULD CAUSE SIGNIFICANT VARIATIONS IN OUR OPERATING RESULTS.

Because our customers are typically large corporations, the length of our sales cycle -- the time between an initial customer contact and completing a sale -- can be unpredictable. The time between the date of our initial contact with a potential new customer and the execution of a sales contract with that customer ranges from less than two weeks to more than three months, depending on the size of the customer, the application of our solution and other factors. Our sales cycle is also subject to delays as a result of customer-specific factors over which we have little or no control, including budgetary constraints and internal acceptance procedures. During the sales cycle, we may expend substantial sales and management resources without generating corresponding revenues. Our expense levels are relatively fixed in the short term and are based in part on our expectations of our future revenues. As a result, any delay in our sales cycle could cause significant variations in our operating results, particularly because a relatively small number of customer orders represents a large portion of our revenues.

IF WE DO NOT SIGNIFICANTLY INCREASE SALES OF OUR PRODUCTS AND SERVICES, WE WILL NOT REACH PROFITABILITY.

We will not reach profitability unless we significantly increase sales of our products and services. We plan to pursue several strategies to achieve such increased sales. We may not be able to implement these strategies. They involve pursuing business activities with which we have little experience to date, including:

     - selling additional products and services to existing customers, and selling our products and services to different divisions within existing customers;

     -  identifying and successfully penetrating new industries;

     -  identifying and selling new applications for our solutions platform;

     -  acquiring and developing new functionality for our solutions platform;
        and

     -  selling our products and services internationally.

Even if we implement these strategies, they may not result in increased sales. Also, even if we increase sales, a decline in prices could prevent the sales increase from increasing revenues sufficiently for us to achieve profitability.

WE MAY NOT BE ABLE TO INCREASE THE SIZE OF OUR SALES ORGANIZATION, WHICH WOULD PREVENT US FROM ACHIEVING THE INCREASED SALES VOLUME NECESSARY FOR US TO ACHIEVE PROFITABILITY.

In order to increase our revenues, we must recruit, train and retain a significant number of sales personnel. If we do not do so, we will not be able to increase our sales sufficiently to achieve profitability. In the past, we have had difficulty recruiting and retaining qualified sales personnel. We cannot guarantee that we will not encounter similar difficulties in the future. Competition for personnel, particularly in the San Francisco Bay Area, where we are located, is intense. Many of the companies competing with us for qualified sales personnel are larger and more established than we are and have greater financial resources than we do. This may make it even more difficult for us to recruit and retain such personnel.

Our operational history suggests that the level of sales we achieve is generally determined by the number of sales personnel we employ. In 1998 and early 1999, we suffered a significant decline in sales to customers in the western United States primarily due to attrition in our West Coast sales force. If we experience turnover in our sales force in the future, our business, financial condition and operating results will suffer. Newly hired sales personnel generally do not become fully productive until they have worked for at least two quarters. Because of the time required to recruit new sales personnel and for them to become fully productive, an unanticipated loss of sales personnel could result in an underproductive sales organization and reduced sales for a significant period of time.

WE FACE INTENSE COMPETITION FOR PERSONNEL, WHICH COULD IMPAIR OUR ABILITY TO RECRUIT AND RETAIN KEY PERSONNEL.

Our ability to develop, market and sell our solutions and to maintain our competitive position depends on our ability to attract, retain and motivate highly skilled technical, sales and marketing and other personnel. There is a limited number of people with the necessary technical skills and understanding, and competition for their services, particularly in the San Francisco Bay Area, is intense. If we fail to recruit or retain these personnel, our ability to develop, market and sell our solutions will suffer.

WE DEPEND ON TECHNOLOGY LICENSED FROM OTHER COMPANIES. SOME OF THESE LICENSES MAY BE TERMINATED BY THE LICENSOR IN LESS THAN ONE YEAR. WE MAY NOT BE ABLE TO REPLACE THE LICENSED TECHNOLOGY WITHOUT SIGNIFICANT EXPENSE OR ENGINEERING EFFORTS, IF AT ALL.

Our desktop player software includes search technology that we license from Verity, Inc. and compression technology that we license from Voxware, Inc. Our license from Verity expires in May 2000, but automatically renews for successive one-year terms if neither party gives 30 days' notice of nonrenewal prior to the end of each term. Our license from Voxware expires in April 2000, but automatically renews for successive one-year terms if neither party gives 90 days' notice of nonrenewal prior to the end of each term. If we are unable to maintain or renew these licenses, we would be forced to remove such technologies from our software and develop or license comparable technology. This could require additional license fees or extensive engineering efforts, or significantly decrease our software's functionality, either of which could harm our business, financial condition and operating results.

In addition, we have developed our products to integrate well with the Microsoft Windows NT operating system, the operating system used by most of our customers to run our software. If the Windows NT operating system is changed by Microsoft so that it no longer integrates well with our products, or if Windows NT experiences technical problems, the operation of our software could be impaired. In that event, our business, financial condition and operating results could be harmed. Microsoft is not obligated to ensure that Windows NT integrates well with our products.

We may be required to obtain licenses from third parties to refine, develop, market and deliver new products. We may be unable to obtain any needed license on commercially reasonable terms or at all and rights granted under any licenses may not be valid and enforceable.

WE OPERATE IN MARKETS THAT WILL BECOME INCREASINGLY COMPETITIVE, WHICH COULD LEAD TO DECREASING PRICES AND REDUCED PROFITABILITY.

The market for rich media business-to-business communications solutions is new and rapidly evolving. We expect that competition will intensify. Increased competition could lead to decreasing prices and profitability. We compete with companies that offer components of a rich media business-to-business communications solution, including:

     -  providers of rich media software tools;

     -  multimedia content production and delivery companies;

     -  content hosting companies; and

     - traditional business-to-business communications and learning solution companies that offer live meeting and seminar services.

In addition, our customers and potential customers represent a source of competition to the extent they determine to develop in-house business-to-business communications solutions.

Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than we do. These competitors may also be able to undertake more extensive marketing campaigns for their brands and services, adopt more aggressive pricing policies and make more attractive offers to potential employees and partners. We may be unable to compete successfully against current or future competitors and competitive pressures may cause our business to suffer.

MOST OF OUR MANAGEMENT TEAM HAS ONLY RECENTLY JOINED ELOQUENT AND HAS LITTLE EXPERIENCE WORKING TOGETHER, WHICH COULD LIMIT THE TEAM'S EFFECTIVENESS IN OPERATING OUR BUSINESS.

Most members of our management team have been employed by Eloquent for a short period of time. Abraham Kleinfeld, our President and Chief Executive Officer, joined Eloquent in January 1999. John Curson, our Chief Financial Officer, joined Eloquent in June 1999. Four of our five Vice Presidents joined Eloquent in the first half of 1999. Therefore, our management team does not have significant experience working together at Eloquent. This could prevent or limit our management team's ability to work together effectively. The failure of the new management team to work together effectively could delay efficient decision-making and execution of business objectives, which would negatively impact our business, financial condition and operating results.

WE MAY NOT BE ABLE TO ADEQUATELY MANAGE OUR ANTICIPATED GROWTH, WHICH COULD IMPAIR OUR EFFICIENCY AND NEGATIVELY IMPACT OUR OPERATIONS.

We have experienced rapid growth and plan to continue to expand our operations. If we do not effectively manage this growth, we will not be able to operate efficiently or maintain the quality of our products. Either outcome would harm our operating results. This expansion is expensive and places a significant strain on our personnel and other resources. To manage our expanded operations effectively, we will need to further improve our operational, financial and management systems and successfully hire, train, motivate and manage our employees. We may not be able to manage our growth effectively, which could impair our efficiency, reduce the quality of our solutions, impair further growth and harm our business, financial condition and operating results.

WE PLAN TO EXPAND OUR BUSINESS INTO INTERNATIONAL MARKETS, IN WHICH WE HAVE NO PRIOR EXPERIENCE. INTERNATIONAL EXPANSION WILL REQUIRE SIGNIFICANT RESOURCES AND WILL SUBJECT US TO NEW RISKS THAT MAY LIMIT OUR RETURN FROM OUR INTERNATIONAL SALES EFFORTS.

One of our strategies to increase our sales sufficiently to achieve profitability is to add an international sales force and operations. Such expansion will involve a significant use of management and financial resources, particularly because we have no previous experience with international operations. We may not be successful in creating international operations or sales. In addition, international business activities are subject to a variety of risks, including the adoption of laws, currency fluctuations, actions by third parties and political and economic conditions, any of which could restrict or eliminate our ability to do business in foreign jurisdictions.

WE WILL DEPEND ON REVENUES FROM OUR CONTENT HOSTING BUSINESS, WHICH WILL SUFFER IF OUR HOSTING EQUIPMENT AND SOFTWARE EXPERIENCE SYSTEM FAILURES.

Our future success depends in part on our ability to successfully host our customers' content on our servers. Our ability to host content will depend on the efficient and uninterrupted operation of our computer and communications hardware and software systems. All of our content hosting servers are located at Concentric Network Corporation's facilities in Cupertino, California. These systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures or similar events. They are also subject to computer viruses, break-ins, sabotage, intentional acts of vandalism and similar misconduct. We do not have fully redundant content hosting systems, a formal disaster recovery plan or alternative providers of hosting services. We also may not have business interruption insurance sufficient to compensate us for losses that may occur. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at the Concentric Network facility could result in interruptions in our content hosting service. In addition, the failure by Concentric Network to provide the data communications capacity that we require could result in interruptions in our content hosting service. Any damage to or failure of our content hosting systems could result in interruptions in our content hosting service. System interruptions will reduce our revenues and profits, and our future revenues and profits will be harmed if our customers believe that our content hosting system is unreliable.

POTENTIAL ERRORS IN OUR SOFTWARE COULD HARM OUR REPUTATION AND REDUCE OUR SALES AND PROFITABILITY.

Our software has in the past contained, and may in the future contain, "bugs" or errors. These defects can be detected at any point in a product's life cycle. Software defects discovered after we release our software could result in loss of revenues, delays in market acceptance and harm to our reputation. Although we typically design our customer license agreements to contain provisions that limit our exposure to potential product liability claims, we cannot guarantee that contractual limitations of liability would be enforceable or would otherwise protect us from liability for damages to a customer resulting from a defect in our software. Even though we maintain insurance that covers damages arising from the implementation and use of our software, we cannot assure you that our insurance would cover or be sufficient to cover any product liability claims against us. Any product liability claim against us, if successful and of sufficient magnitude, could harm our profitability and future sales.

THE FAILURE OF OUR PRODUCTS AND COMPUTER SYSTEMS TO BE YEAR 2000 COMPLIANT WOULD HURT OUR BUSINESS.

Our business would suffer if our products and the computer systems we use, as well as the computer systems used by our customers, users and vendors, do not correctly process the change in year from "99" to "00" on January 1, 2000. We are working to avoid such problems and to obtain assurances from our vendors that they are taking similar steps. We believe that our products and computer systems will successfully handle the year 2000 issue, but there may be parts of our products and computer systems and aspects of the year 2000 issue, including the potential cost of addressing the year 2000 issue, that we have failed to consider. If our efforts and the efforts of our vendors and customers to address the year 2000 issue are not successful, our business, financial condition and operating results would be harmed.

WE HAVE IN THE PAST EXPERIENCED RETURNS OF OUR PRODUCTS, AND AS OUR BUSINESS GROWS WE MAY EXPERIENCE INCREASED RETURNS, WHICH COULD HARM OUR REPUTATION AND NEGATIVELY IMPACT OUR OPERATING RESULTS.

In the past, some of our customers have returned our rich media events to us because they felt that modifications were required for the product to meet project specifications and the customer's requirements. It is likely that we will experience some level of returns in the future and, as our business grows, the amount of returns may increase despite our efforts to minimize returns. Also, returns may adversely affect our relationship with affected customers and may harm our reputation. This could cause us to lose potential customers and business in the future. We maintain a reserve for future returns that we believe is adequate given our historical level of returns. If returns increase, however, our reserve may not be sufficient and our operating results would be negatively affected.

THE FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY MAY IMPAIR OUR COMPETITIVE POSITION.

We regard our copyrights, service marks, trademarks, trade secrets, proprietary technology and similar intellectual property as critical to our success, and we rely on trademark and copyright law, trade secret protection and confidentiality and license agreements with our employees and independent contractors to protect our proprietary rights. We strategically pursue the registration of trademarks and service marks in the United States and abroad. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are made available.

We have licensed in the past, and expect to license in the future, certain of our proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by these licensees, licensees may take actions that may harm the value of our proprietary rights or reputation. The steps taken by us to protect our proprietary rights may not be adequate.

WE MAY BECOME SUBJECT TO INTELLECTUAL PROPERTY LITIGATION IN THE FUTURE THAT COULD CAUSE US TO INCUR SIGNIFICANT EXPENSE AND COULD REQUIRE US TO ALTER OUR PRODUCTS.

We may be subject to legal proceedings and claims associated with our intellectual property from time to time in the future. These claims, even if without merit, could cause us to expend significant financial and managerial resources. Further, if these claims are successful, we may be required to change our trademarks, alter our copyrighted material or pay financial damages, any of which could harm our business. Third parties may infringe or misappropriate our copyrights, trademarks or similar proprietary rights in the future. In such event, we may be forced to pursue infringement claims against such third parties. These claims also could cause us to expend significant financial and managerial resources.

RISKS RELATED TO THE INTERNET

OUR FUTURE SUCCESS DEPENDS ON CONTINUED GROWTH IN USE OF THE WORLD WIDE WEB FOR BUSINESS-TO-BUSINESS COMMUNICATIONS.

Our business could suffer if Web usage does not continue to grow. Web usage may be inhibited for a number of reasons, including:

     -  inadequate network infrastructure;

     -  security concerns;

     -  inconsistent quality of service;

     -  lack of availability of cost-effective and high-speed service; and

     -  changes in government regulation of the Web.

If Web usage grows, the Web infrastructure may not be able to support the demands placed on it by this growth or its performance and reliability may decline. In addition, future outages and other interruptions occurring throughout the Web could lead to decreased use of our products and would therefore harm our business.

IF WE ARE UNABLE TO KEEP UP WITH THE RAPID TECHNOLOGICAL CHANGES THAT CHARACTERIZE THE WEB, OUR BUSINESS WOULD SUFFER.

Our future success will depend on our ability to continually improve our solutions. To do so, we will need to continually enhance our solutions in response to the rapid technological developments, evolving industry standards and user demands, and frequent new product introductions and enhancements that characterize the market for Web products and services. In the event new multimedia-enabling technologies are developed and widely adopted, we may required to make fundamental and costly changes in our technology. We may not be able to make these enhancements or changes in a cost-effective manner, fast enough to keep up with our competitors or at all. In such event, our business would suffer.

RISKS RELATED TO THIS OFFERING

THERE MAY BE NO ACTIVE TRADING MARKET IN OUR COMMON STOCK AFTER THIS OFFERING, WHICH MAY MAKE IT DIFFICULT FOR YOU TO RESELL YOUR SHARES.

There has been no public trading market for our common stock prior to this offering. We cannot be sure that an active trading market will develop upon completion of this offering or, if one does develop, that it will be sustained. If no public trading market for our common stock develops, or if this market is not active or sustained, it may be difficult for you to resell your shares at a price at or above the initial public offering price.

OUR STOCK PRICE IS LIKELY TO BE EXTREMELY VOLATILE, WHICH COULD CAUSE YOU TO LOSE ALL OR A PART OF YOUR INVESTMENT AND MAY RESULT IN COSTLY AND DISTRACTING SECURITIES LITIGATION.

The market price of our common stock is likely to be extremely volatile. The stocks of Web-related and technology companies have experienced extreme price and volume fluctuations in recent months, many of which fluctuations appear unrelated to the companies' business, financial condition or operating results. Although the market price of our stock will in part be based on our business, financial condition and operating results, we expect that it will also be affected to a significant degree by these industry-wide price and volume fluctuations. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Securities litigation could result in substantial costs and a diversion of our management's attention and resources.

OUR DIRECTORS AND EXECUTIVE OFFICERS OWN A SIGNIFICANT AMOUNT OF OUR COMMON STOCK, WHICH MAY ENABLE THEM TO SIGNIFICANTLY INFLUENCE MATTERS DECIDED BY THE STOCKHOLDERS.

After this offering, our directors and executive officers and their affiliates
will beneficially own approximately   % of our outstanding common stock. As a
result of their beneficial ownership, our directors and executive officers, acting alone or with others, will be able to significantly influence all matters requiring stockholder approval, including the election of directors and approval of significant transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of Eloquent. This could prevent our stockholders from realizing a premium over the market price for their shares or from bringing about a change in management.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND THE DELAWARE GENERAL CORPORATION LAW MAY INHIBIT A TAKEOVER OF ELOQUENT, EVEN IF SUCH TAKEOVER IS BENEFICIAL TO ELOQUENT STOCKHOLDERS.

Provisions in our certificate of incorporation and bylaws and the Delaware General Corporation Law could make it more difficult for a third party to acquire us, even if a change in control would be beneficial to our stockholders. These provisions include:

     - the requirement that a special meeting of stockholder not be called by stockholders, but instead may be called only by our board of directors, Chairman of the Board, Chief Executive Officer or President; and

     - the ability of our board of directors to issue preferred stock without stockholder approval.

Furthermore, Section 203 of the Delaware General Corporation Law prohibits a stockholder owning 15% or more of our outstanding shares from acquiring Eloquent unless it receives board approval of the transaction or unless 66 2/3% of our outstanding shares not owned by this stockholder approve the transaction. See "Description of Capital Stock."

THE LARGE NUMBER OF SHARES THAT MAY BE RESOLD IN THE PUBLIC MARKET AFTER THIS OFFERING COULD CAUSE OUR STOCK PRICE TO DECLINE.

The shares we will have outstanding or issuable upon exercise of options or warrants after this offering will become eligible for public resale in the near future. These shares consist of:

     -  the                shares we are selling in this offering, which may be
        resold in the public market immediately;

     - 10,611,247 shares, based on common stock outstanding as of September 30, 1999, that may be resold in the public market 180 days after the closing of this offering, subject in some cases to vesting restrictions;

     - 2,683,525 shares subject to options, based on options outstanding as of September 30, 1999, and 207,887 shares subject to warrants, all of which shares may be resold in the public market 180 days after the closing of this offering, subject in some cases to vesting restrictions; and

     - 1,500,000 shares subject to warrants, all of which shares may be resold in the public market beginning in October 2000.

As shares become eligible for public resale, the market price of our common stock may drop if the holders of these shares sell them or are perceived by the market as intending to sell them. See "Shares Eligible for Future Sale."

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to our future plans, objectives and expectations and our current intentions. In some cases, you can identify these statements by the use of the words such as "anticipates," "believes," "may," "should," "will," "could," "plans," "expects," "future," "intends" and similar expressions. Each of these forward-looking statements involves risks and uncertainties. In addition to forward-looking statements made by us, this prospectus also contains forward-looking statements attributed to certain third parties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described above and elsewhere in this prospectus.

                                USE OF PROCEEDS

We estimate that our net proceeds from the offering will be approximately $
million, at an assumed public offering price of $     per share and after
deducting the estimated underwriting discount and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in
full, we estimate that the net proceeds will be $     million.

We plan to use approximately $3.0 million of the net proceeds of this offering to repay existing indebtedness owed pursuant to our existing secured credit facility and $20.0 million of the proceeds to repay the subordinated notes we issued in October 1999. The subordinated debt facility bears interest at prime plus 3.5% per annum, compounded annually, and is due in January 2001. The subordinated notes bear interest at 12% per annum, compounded quarterly, and are due upon the closing of this offering. We plan to use the remaining net proceeds from this offering to increase the size of our sales and marketing organizations, to enhance the functionality of our platform and to expand internationally, for working capital and for general corporate purposes. In addition, we may use a portion of the net proceeds from this offering to make strategic acquisitions of companies or technology. We are not currently a party to any discussions with respect to any acquisitions. Other than the debt repayment, we have not identified specific uses for all of such proceeds and management will have discretion over their use and investment. We intend to invest the net proceeds from this offering in short-term, interest-bearing, investment grade securities until they are used.

                                DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the expansion of our business and we do not expect to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, operating results and capital requirements.

                                 CAPITALIZATION

The following table sets forth our total capitalization as of September 30, 1999:

     -  on an actual basis;

     - on a pro forma basis to reflect (1) the receipt of $18.8 million in estimated aggregate net proceeds from the sale of $20.0 million in subordinated notes and warrants to purchase 1,500,000 shares of common stock in October 1999, (2) the issuance of 15,000 shares issued as partial payment of a placement agent fee owed in connection with such sale and the issuance of 22,500 shares upon exercise of a portion of such warrants, (3) the application of $2.6 million of the net proceeds from the notes to repay a portion of our existing line of credit, (4) an increase in the authorized number of shares of common and preferred stock and (5) the conversion of all of our outstanding preferred stock into common stock upon the closing of this offering; and

     - on a pro forma, as adjusted basis to reflect the sale of the shares of common stock offered hereby at an assumed initial offering price of
        $     per share, after deducting estimated underwriting discounts, commissions and offering expenses, and the application of $20.0 million of the net proceeds from the offering to repay the subordinated notes.

                                                                      SEPTEMBER 30, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
Long-term obligations and debt (net of debt discounts of
  $12.5 million, pro forma).................................  $    889   $  8,389     $
                                                              --------   --------     --------
Preferred stock, $0.001 par value: 7,438,844 shares
  authorized actual; 10,000,000 shares authorized pro forma
  and pro forma, as adjusted; 7,159,009 shares outstanding
  actual; no shares issued and outstanding, pro forma and
  pro forma, as adjusted....................................         7         --           --
Common stock, $0.001 par value: 17,000,000 shares authorized actual; 40,000,000 shares authorized pro forma and pro
  forma, as adjusted; 3,452,238 shares issued and
  outstanding actual; 10,648,747 shares issued and
  outstanding pro forma;      shares issued and outstanding
  pro forma, as adjusted....................................         3         11
Additional paid-in capital..................................    35,647     47,779
Unearned stock-based compensation...........................    (8,210)    (8,210)
Accumulated deficit.........................................   (28,279)   (28,279)
                                                              --------   --------     --------
          Total stockholders' equity........................      (832)    11,301
                                                              --------   --------     --------
          Total capitalization..............................  $     57   $ 19,690     $
                                                              ========   ========     ========

The above information excludes:

     - 2,683,525 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 1999 with a weighted average exercise price of $0.93 per share;

     - 2,905,799 shares of common stock reserved for issuance under our equity incentive and stock purchase plans, based on stock options outstanding as of September 30, 1999 and taking into account increases in share reserves since that date; and

     - 207,887 shares of common stock issuable upon exercise of warrants outstanding with a weighted average exercise price of $2.86 per share, 14,450 of which will expire upon the closing of this offering if not exercised by that time.

     - 1,477,500 shares of common stock issuable upon exercise of warrants with an exercise price of $0.01 per share issued in connection with our sale of subordinated notes in October 1999.

                                    DILUTION

Our pro forma net tangible book value at September 30, 1999 was approximately $10.0 million, or $0.94 per share. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (total tangible assets less total liabilities) by the number of shares of outstanding common stock, after giving effect to:

     - the receipt of $18.8 million in estimated aggregate net proceeds from the sale of $20.0 million in subordinated notes and warrants to purchase 1,500,000 shares of common stock in October 1999;

     - the issuance of 15,000 shares issued as partial payment of a placement agent fee owed in connection with such sale and the issuance of 22,500 shares upon exercise of a portion of such warrants;

     - the application of $2.6 million of the net proceeds from the notes to repay a portion of our existing line of credit;

     - an increase in the authorized number of shares of common and preferred stock; and

     - the conversion of all of our outstanding preferred stock into common stock upon the closing of this offering.

Assuming the sale of the                shares of common stock offered hereby at
an assumed offering price of $     per share, after deducting estimated
underwriting discounts, commissions and offering expenses payable by us, and the application of $20.0 million of net proceeds from this offering to repay the subordinated notes, our pro forma, as adjusted net tangible book value as of
September 30, 1999 would have been approximately $          , or $     per
share. This represents an immediate increase in the pro forma net tangible book
value per share of $     per share to existing stockholders and an immediate
dilution of $     per share to new investors purchasing shares at the initial public offering price. If the initial public offering price is higher or lower, the dilution to new investors will be greater or less. The following table illustrates this dilution per share:

Assumed initial public offering price per share.............             $
  Pro forma net tangible book value per share as of
     September 30, 1999.....................................  $  0.94
  Increase in pro forma net tangible book value per share
     attributable to new investors..........................
                                                              -------
Pro forma, as adjusted net tangible book value per share
  after the offering........................................
                                                                         -------
Dilution per share to new investors.........................             $
                                                                         =======

The following table summarizes, on a pro forma basis as of September 30, 1999, the number of shares of common stock purchased from us, the total consideration provided to us and the average price per share provided by existing stockholders and new investors after giving effect to the events described in the pro forma net tangible book value calculation noted above. The calculation is based on an
assumed initial public offering of $     per share, before deducting the
estimated underwriting discounts, commissions and offering expenses.

                                       SHARES PURCHASED        TOTAL CONSIDERATION
                                     ---------------------    ----------------------    AVERAGE PRICE
                                       NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                                     ----------    -------    -----------    -------    -------------
Existing stockholders..............  10,648,747          %    $22,640,654          %        $2.13
New investors......................
                                     ----------     -----     -----------     -----
          Total....................                 100.0%    $               100.0%
                                     ==========     =====     ===========     =====

The foregoing discussion and tables are based on the total number of shares outstanding on September 30, 1999 and exclude:

     - 2,683,525 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 1999 with a weighted average exercise price of $0.93 per share;

     - 2,905,799 shares of common stock reserved for issuance under our equity incentive and stock purchase plans, based on options outstanding as of September 30, 1999 and taking into account increases in share reserves since that date;

     - 207,887 shares of common stock issuable upon exercise of warrants outstanding with a weighted average exercise price of $2.86 per share, 14,450 of which will expire upon the closing of this offering if not exercised by that time; and

     - 1,477,500 shares of common stock issuable upon exercise of warrants with an exercise price of $0.01 per share issued in connection with our sale of subordinated notes in October 1999.

To the extent that any of these options or warrants are exercised, new investors will suffer additional dilution.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

The following selected Eloquent statements of operations for the years ended December 31, 1996, 1997 and 1998 and the balance sheet data at December 31, 1997 and 1998 are derived from the financial statements of Eloquent that have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included in this prospectus. The Eloquent statement of operations for the period from March 29, 1995 (date of inception) to December 31, 1995 and the balance sheet data at December 31, 1995 and 1996 are derived from the financial statements of Eloquent that have been audited by PricewaterhouseCoopers LLP, independent accountants, and are not included in this prospectus. The statement of operations for the nine months ended September 30, 1999 and 1998 and the balance sheet data at September 30, 1999 are derived from our unaudited financial statements that include, in our opinion, all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the financial condition and results of operations for such period. The results of operations for the nine months ended September 30, 1999, or any other period are not necessarily indicative of our future results. The selected financial data should be read in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                           INCEPTION
                                        (MARCH 29, 1995)                                     NINE MONTHS ENDED
                                            THROUGH           YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                          DECEMBER 31,     ------------------------------   --------------------
                                              1995          1996      1997        1998       1998        1999
                                        ----------------   -------   -------   ----------   -------   ----------
                                                                                                (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Content production services.........       $   55        $   944   $ 3,519   $    6,750   $ 5,134   $    6,404
  Software licenses and maintenance...           --             --       406          993       677        1,592
  Professional services...............           --             --        --           --        --          379
                                             ------        -------   -------   ----------   -------   ----------
         Total revenues...............           55            944     3,925        7,743     5,811        8,375
Cost of revenues......................           --            405     3,767        6,175     4,596        5,097
                                             ------        -------   -------   ----------   -------   ----------
  Gross margin........................           55            539       158        1,568     1,215        3,278
Operating expenses:
  Sales and marketing.................           81            846     3,785        6,812     4,832        5,684
  Research and development............           86            659       845        1,510     1,111        1,417
  General and administrative..........          208            597     1,876        2,211     1,546        2,586
  Stock-based compensation............           --             --        --          992       580        3,343
                                             ------        -------   -------   ----------   -------   ----------
         Total operating expenses.....          375          2,102     6,506       11,525     8,069       13,030
                                             ------        -------   -------   ----------   -------   ----------
           Loss from operations.......         (320)        (1,563)   (6,348)      (9,957)   (6,854)      (9,752)
Interest expense and other charges....            1            (21)     (100)        (259)     (207)        (418)
Interest income and other income......           --             49        79          208       120          123
                                             ------        -------   -------   ----------   -------   ----------
Net loss..............................       $ (319)       $(1,535)  $(6,369)  $  (10,008)  $(6,941)  $  (10,047)
                                             ======        =======   =======   ==========   =======   ==========
Net loss per share, basic and
  diluted.............................       $(1.33)       $ (1.97)  $ (4.59)  $    (4.74)  $ (3.49)  $    (3.06)
                                             ======        =======   =======   ==========   =======   ==========
Weighted average shares, basic and
  diluted.............................          240            781     1,388        2,111     1,990        3,286
                                             ======        =======   =======   ==========   =======   ==========
Pro forma net loss per share, basic
  and diluted.........................                                         $    (1.21)            $    (0.96)
                                                                               ==========             ==========
Pro forma weighted average shares,
  basic and diluted...................                                              8,285                 10,944
                                                                               ==========             ==========

                                                                        DECEMBER 31,
                                                              --------------------------------   SEPTEMBER 30,
                                                              1995    1996     1997     1998         1999
                                                              ----   ------   ------   -------   -------------
                                                                                                  (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $216   $2,280   $4,016   $ 6,661      $ 3,431
Working capital (deficit)...................................   120    2,124    2,551     4,164       (2,688)
Total assets................................................   390    3,124    8,073    11,461        9,689
Long-term obligations.......................................    61      189    1,271     1,254          889
Total stockholders' equity (deficit)........................   184    2,455    3,589     5,356         (832)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and the accompanying notes appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, beliefs, expectations and intentions. These statements may be identified by the use of words such as "expects," "anticipates," "believes," "intends," "plans" and similar expressions. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that may cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

Eloquent is the leading provider of rich media solutions for business-to-business communications. "Rich media" is the combination of video, audio, sophisticated graphics and text into a synchronized, interactive, navigable and searchable format. Our customers, which are primarily large companies, use our solutions to communicate time-sensitive, business-critical information to target audiences, primarily customers, employees and business partners, in an effective, consistent and cost-efficient manner. Since our inception in March 1995, we have produced over 700 rich media events consisting of over 3,500 hours of content for more than 150 customers.

We incorporated in Delaware in March 1995. In February 1996, we launched Version
1.0 of our solutions platform, which included the essential elements of content production (synchronized video, audio, graphics and text) and navigation (searchable transcripts) for delivery on CD-ROM only. In July 1996, we launched Version 2.0 which expanded delivery from CD-ROM to intranets, included searchable slides and added variable speed playback. In November 1997, we launched Version 3.0. It further expanded delivery to the Web (at 28.8 Kbps) and added tracking and reporting and software demonstrations. In April 1998, we introduced our content hosting service and software. In January 1999, we launched our professional services organization to provide integration services and professional media development services. In April 1999, we launched Version
4.0 of our solutions platform, which includes our publishing tools and added support for high-resolution video open interfaces for application developers.

We generate revenues through content production services, software licenses and maintenance and professional services. For each content production transaction, we charge our customers a fixed project set-up fee plus a fee for each hour of finished content. Our software licenses revenues consist of one-time fees charged for the use of our desktop player and applications server software and monthly fees for content hosting. Our maintenance revenues consist of prepaid contracts related to software, which are recognized over the contract term, usually one year. Our professional services revenues are from contracted services to customize the content and software for our customers. Most of our revenues to date have been from our content production services. We expect content production services to produce the largest portion of our revenues for the foreseeable future, but we intend to increase sales of our applications server software and content hosting so that software license revenues constitute an increasing percentage of our revenues. The gross margins attributable to software license revenues are significantly higher than those for our content production services. We cannot assure you that we will be able to increase the proportion of software license revenues and, therefore, we cannot assure you that we will be able to proportionally improve our gross margins.

We generally recognize content production revenues upon shipment of the final rich media event to the customer and software license revenues upon delivery of software to the customer. Included within content production services are revenues for CD-ROM duplication. We recognize these revenues upon shipment of the duplicated CD-ROMs. The revenues for software licenses are recognized upon shipment, or upon notification by the customer, dependent on the delivery medium. We recognize revenues for maintenance and content hosting ratably over the period of the maintenance or content hosting contract. We recognize professional services revenues on a percentage of completion basis correlated with projected costs at completion.

A limited number of large customers have accounted for a majority of our revenues, and will continue to do so for the foreseeable future. Cisco Systems accounted for more than 10% of our total revenues in 1998. Cisco Systems, Inc. and Tandem Computers Incorporated (now part of Compaq Computer Corporation) each accounted for more than 10% of our total revenues in 1997 and 1996. To date, most of our customers have been in the telecommunications, software, high-technology manufacturing, financial services and pharmaceuticals industries.

Stock-based compensation charges consist primarily of charges related to the difference between employee option exercise prices and deemed fair market values on the date of grant amortized over the vesting period of the options. Through September 30, 1999, we recorded a total of $12.5 million in stock-based compensation charges in connection with stock option grants to our employees and consultants, which is being amortized using an accelerated method of amortization as described in Financial Accounting Standards Board Interpretation No. 28., over the vesting periods of the options, generally four to five years. Through September 30, 1999 we have recognized stock based-compensation expense of $4.3 million.

In October 1999, we raised $20.0 million in gross proceeds from the sale of subordinated notes and warrants to purchase common stock. Applicable accounting rules require that we allocate the gross proceeds among the notes, the beneficial conversion feature of the notes and the warrants. As a result of that allocation, the subordinated notes will initially be recorded on our balance sheet at a discounted value of approximately $7.5 million. The $7.5 million discount resulting from the issuance of warrants will be amortized over the five-year term of the notes and the $5.0 million discount resulting from the beneficial conversion feature will be amortized over the one-year period during which the note may not be converted. If the notes are repaid by us prior to the end of their term, the unamortized portion of the discount resulting from the issuance of the warrants and debt issuance costs will be recorded as an extraordinary loss on extinguishment of debt during the period in which the notes are repaid. We are required to repay the notes upon the completion of this offering. Accordingly, upon completion of this offering we will have to recognize an extraordinary loss on extinguishment of debt of up to $9.0 million. Upon repayment of the notes, the unamortized beneficial conversion feature will be reversed by a charge to additional paid in capital.

No costs for our internal software development efforts have been capitalized as of September 30, 1999 because Eloquent's products have generally reached technological feasibility and have been released for sale at substantially the same time. However, costs incurred for outside contractors to develop aspects of our internal production management system were capitalized as an asset on our balance sheet.

We have not achieved profitability on a quarterly or annual basis to date and we anticipate that we will continue to incur net losses for the foreseeable future. As of September 30, 1999, we had an accumulated deficit of $28.3 million. We expect to increase our operating expenses significantly, expand our sales and marketing operations and continue to develop and expand our solutions platform. If these increased expenses are not accompanied by increased revenues, our business, financial condition and operating results would suffer.

As of December 31, 1998, we had available net operating loss carryforwards of $15.6 million that expire beginning in 2003. These carryforwards have not been recorded on our balance sheet as an asset because they have been fully reserved against due to uncertainty about our ability to utilize such carryforwards. In addition, the Tax Reform Act of 1986 imposes limitations on the use of net operating loss carryforwards if certain stock ownership changes occur in the future.

RESULTS OF OPERATIONS

The following table sets forth certain statement of operations data for the periods indicated as a percentage of total revenues.

                                                                                 NINE MONTHS
                                                             YEAR ENDED             ENDED
                                                            DECEMBER 31,        SEPTEMBER 30,
                                                        --------------------    --------------
                                                        1996    1997    1998    1998     1999
                                                        ----    ----    ----    -----    -----
                                                                                 (UNAUDITED)
Revenues:
  Content production services.........................   100%     90%     87%     88%      76%
  Software licenses and maintenance...................    --      10      13      12       19
  Professional services...............................    --      --      --      --        5
                                                        ----    ----    ----    ----     ----
          Total revenues..............................   100     100     100     100      100
Cost of revenues......................................    43      96      80      79       61
                                                        ----    ----    ----    ----     ----
     Gross margin.....................................    57       4      20      21       39
                                                        ----    ----    ----    ----     ----
Operating expenses:
  Sales and marketing.................................    90      96      88      83       68
  Research and development............................    70      22      20      19       17
  General and administrative..........................    63      48      28      27       31
  Stock-based compensation............................    --      --      13      10       40
                                                        ----    ----    ----    ----     ----
          Total operating expenses....................   223     166     149     139      156
                                                        ----    ----    ----    ----     ----
            Loss from operations......................  (166)   (162)   (129)   (118)    (117)
Interest expenses and other charges...................    (2)     (3)     (3)     (4)      (5)
Interest income and other income......................     5       2       3       2        1
                                                        ----    ----    ----    ----     ----
Net loss..............................................  (163)%  (163)%  (129)%  (120)%   (121)%
                                                        ====    ====    ====    ====     ====

NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999

REVENUES. Total revenues were $8.4 million in the nine months ended September 30, 1999, an increase of $2.6 million, or 44%, from the same period in 1998. The increase in revenues is attributable to an increase in the number and average size of sales of our products and services generated by a larger sales force in the 1999 period and, to a lesser extent, higher prices in the 1999 period.

Content production services. Content production services revenues were $6.4 million in the nine months ended September 30, 1999, an increase of $1.3 million or 25%, from the same period in 1998. The increase was due primarily to an increase in the number of rich media events produced by Eloquent to 250 events in the 1999 period from 224 events in the 1998 period.

Software licenses and maintenance. Revenues from software licenses and maintenance were $1.6 million in the nine months ended September 30, 1999, an increase of $915,000, or 135%, from the same period in 1998. The increase was due primarily to the introduction of a new server product, the Enterprise Communications Portal server, which added functionality and was offered at a substantially higher price than our previously available server products. The list price of the Enterprise Communications Portal server is $125,000, compared to the list price of $30,000 for the previously available server products.

Professional services. We launched our professional services organization in the first quarter of 1999. Professional services revenues were $379,000 in the nine months ended September 30, 1999.

COST OF REVENUES. Cost of revenues consists primarily of event production costs and direct personnel expenses associated with event production, with some fixed overhead components for facilities and infrastructure support charges. Direct labor costs associated with content production and professional services in progress are deferred until revenues are recognized, at which time they are expensed as cost of revenues. Cost of revenues was $5.1 million in the nine months ended September 30, 1999, an increase of $501,000, or 11%, from the same period in 1998. The increase was due to a higher fixed and variable cost structure in the 1998 period, which we addressed in early 1999 through a restructuring of our production facility and processes. This restructuring yielded higher production efficiency, including faster content production times and higher production capacity. Labor costs associated with content production are variable according to transaction volume. To the extent we are successful in increasing revenues, we expect the cost of revenues to increase in absolute dollars, but to decrease as a percentage of total revenues.

OPERATING EXPENSES. Operating expenses were $13.0 million in the nine months ended September 30, 1999, an increase of $5.0 million, or 61%, from the same period in 1998. Without the effect of stock-based compensation charges, operating expenses for the 1999 period would have been $9.7 million, an increase of $2.2 million, or 29%, from the same period in 1998.

Sales and marketing. Sales and marketing expenses consist primarily of personnel expenses associated with the sale of our products and services, personnel and marketing materials and expenses associated with the marketing of our products and services. Sales and marketing expenses were $5.7 million in the nine months ended September 30, 1999, an increase of $852,000, or 18%, from the same period in 1998. The increase was due primarily to growth in our sales force and marketing staff and increased direct marketing expenses. We expect sales and marketing expenses to increase in absolute dollars and as a percentage of total revenues in the near future as we seek to build our sales organization.

Research and development. Research and development expenses consist primarily of personnel expenses associated with software development. Research and development expenses were $1.4 million in the nine months ended September 30, 1999, an increase of $306,000, or 28%, from the same period in 1998. The increase was due primarily to growth in our engineering staff. We expect research and development expenses to increase in absolute dollars as we seek to increase the functionality of our solutions platform.

General and administrative. General and administrative expenses consist primarily of administrative personnel expenses, professional fees and facilities costs. General and administrative expenses were $2.6 million in the nine months ended September 30, 1999, an increase of $1.0 million, or 67%, from the same period in 1998. The increase was due primarily to increased personnel expenses and professional fees necessary to support our growth. We expect general and administrative expenses to increase in absolute dollars but to decrease as a percentage of total revenues.

INTEREST EXPENSE AND OTHER CHARGES. Interest expense and other charges consist primarily of interest payments on equipment leases and bank lines of credit. Interest expense and other charges were $418,000 in the nine months ended September 30, 1999, an increase of $211,000, or 102%, from the same period in 1998. The increase was due to additional borrowings in the 1999 period.

INTEREST INCOME AND OTHER INCOME. Interest income and other income consists primarily of interest earnings on our cash and cash equivalents. Interest income and other income was $123,000 in the nine months ended September 30, 1999, an increase of $3,000, or 3%, from the same period in 1998. The increase was due to higher average cash balances in the 1999 period.

YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

REVENUES. Total revenues were $7.7 million, $3.9 million and $944,000 in 1998, 1997 and 1996. The increase in revenues is attributable to an increase in the number of sales of our products and services. The primary reason for the increase in number of sales was a growing sales force and increased market acceptance of our solutions.

Content production services. Content production services revenues were $6.8 million, $3.5 million and $944,000 in 1998, 1997 and 1996. The increases were due primarily to increases in the number of rich media events we produced, to 265 events in 1998 from 155 events in 1997 and 46 events in 1996.

Software licenses and maintenance. Revenues from software licenses and maintenance were $993,000 in 1998 and $406,000 in 1997. We did not recognize software license revenues in 1996. The increase from 1997 to 1998 was due primarily to the increased number of CD-ROMs shipped to customers, for which we were paid a software license fee of approximately $2 per CD-ROM, to an increased number of server licenses sold and to the introduction of content hosting in 1998.

COST OF REVENUES. Cost of revenues was $6.2 million, $3.8 million and $405,000 in 1998, 1997 and 1996. The increase was primarily due to personnel costs required for the production of additional rich media events.

OPERATING EXPENSES. Operating expenses were $11.5 million, $6.5 million and $2.1 million in 1998, 1997 and 1996. Without the effect of stock-based compensation charges, operating expenses for 1998 would have been $10.5 million.

Sales and marketing. Sales and marketing expenses were $6.8 million, $3.8 million and $846,000 in 1998, 1997 and 1996. The increases were due primarily to growth in our sales force and marketing staff.

Research and development. Research and development expenses were $1.5 million, $845,000 and $659,000 in 1998, 1997 and 1996. The increases were due primarily to growth in our engineering staff.

General and administrative. General and administrative expenses were $2.2 million, $1.9 million and $597,000 in 1998, 1997 and 1996. The increases were due primarily to increased personnel expenses, professional fees and building expenses necessary to support our growth.

INTEREST EXPENSE AND OTHER CHARGES. Interest expense and other charges were $259,000, $100,000 and $21,000 in 1998, 1997 and 1996. The increases were due to increased borrowings in the later periods.

INTEREST INCOME AND OTHER INCOME. Interest income and other income was $208,000, $79,000 and $49,000 in 1998, 1997 and 1996. The increases were due to higher average cash balances in the later periods.

QUARTERLY RESULTS OF OPERATIONS

The following tables contain statement of operations data for each of the six quarters ended September 30, 1999, as well as the percentage of revenues represented by such items. All data is unaudited. The data have been prepared on the same basis as the audited financial statements contained elsewhere in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of such information. Historical results are not necessarily indicative of the results to be expected in the future and the results of interim periods are not necessarily indicative of results for the entire year.

                                                                        THREE MONTHS ENDED
                                          ------------------------------------------------------------------------------
                                          JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                                            1998         1998            1998         1999        1999         1999
                                          --------   -------------   ------------   ---------   --------   -------------
                                                              (IN THOUSANDS, EXCEPT PERCENTAGE DATA)
                                                                           (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Content production services...........  $ 1,664       $ 2,083        $ 1,616       $ 1,602    $ 2,042       $ 2,760
  Software licenses and maintenance.....      251           229            316           340        540           712
  Professional services.................       --            --             --             5        218           156
                                          -------       -------        -------       -------    -------       -------
          Total revenues................    1,915         2,312          1,932         1,947      2,800         3,628
Cost of revenues........................    1,683         1,472          1,579         1,359      1,735         2,003
                                          -------       -------        -------       -------    -------       -------
     Gross margin.......................      232           840            353           588      1,065         1,625
                                          -------       -------        -------       -------    -------       -------
Operating expenses:
  Sales and marketing...................    1,633         1,710          1,980         1,806      1,862         2,016
  Research and development..............      401           408            399           466        484           467
  General and administrative............      453           665            665           855        816           915
  Stock-based compensation..............      225           305            412         1,129        913         1,301
                                          -------       -------        -------       -------    -------       -------
          Total operating expenses......    2,712         3,088          3,456         4,256      4,075         4,699
                                          -------       -------        -------       -------    -------       -------
          Loss from operations..........   (2,480)       (2,248)        (3,103)       (3,668)    (3,010)       (3,074)
Interest expense and other charges......      (89)          (53)           (52)          (94)      (103)         (221)
Interest income and other income........       15            71             88            50         38            35
                                          -------       -------        -------       -------    -------       -------
Net loss................................  $(2,554)      $(2,230)       $(3,067)      $(3,712)   $(3,075)      $(3,260)
                                          =======       =======        =======       =======    =======       =======
AS A PERCENTAGE OF TOTAL REVENUES:
Revenues:
  Content production services...........       87%           90%            84%           83%        73%           76%
  Software licenses and maintenance.....       13            10             16            17         19            20
  Professional services.................       --            --             --            --          8             4
                                          -------       -------        -------       -------    -------       -------
          Total revenues................      100           100            100           100        100           100
Cost of revenues........................       87            63             82            69         62            55
                                          -------       -------        -------       -------    -------       -------
     Gross margin.......................       13            37             18            31         38            45
                                          -------       -------        -------       -------    -------       -------
Operating expenses:
  Sales and marketing...................       85            74            102            93         67            56
  Research and development..............       21            18             21            24         17            13
  General and administrative............       24            29             35            44         29            25
  Stock-based compensation..............       12            13             21            58         33            36
                                          -------       -------        -------       -------    -------       -------
          Total operating expenses......      142           134            179           219        146           130
                                          -------       -------        -------       -------    -------       -------
          Loss from operations..........     (129)          (97)          (161)         (188)      (108)          (85)
Interest expense and other charges......       (5)           (2)            (3)           (5)        (3)           (6)
Interest income and other income........        1             3              5             3          1             1
                                          -------       -------        -------       -------    -------       -------
Net loss................................     (133)%         (96)%         (159)%        (191)%     (110)%         (90)%
                                          =======       =======        =======       =======    =======       =======

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LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations through private sales of preferred stock and, to a lesser extent, borrowings under lines of credit. Net proceeds from sales of preferred stock from inception to September 30, 1999 have totaled approximately $22.4 million. In addition, we raised $18.8 million in net proceeds through the sale of exchangeable subordinated notes and warrants in October 1999. At September 30, 1999, we had approximately $3.4 million of cash and cash equivalents. We have entered into capital lease arrangements that provide for up to $4.2 million for equipment purchases, of which we have utilized approximately $2.9 million as of September 30, 1999. Our capital expenditure budget for the 12 months ending September 30, 2000 is approximately $1.0 million. In addition, we have a revolving line of credit and debt facility that provides for borrowings up to $6.0 million for working capital requirements and equipment purchases.

As of September 30, 1999, we had borrowed $2.5 million against the revolving line of credit outstanding and $3.0 million under the debt facility. The line of credit bears interest at prime plus 2% per annum, compounded annually, and the debt facility bears interest at prime plus 3.5% per annum, compounded annually. All borrowing under the line of credit and debt facility is due in January 2001. The revolving line of credit was repaid in its entirety using the proceeds from our sale of subordinated notes. The subordinated notes bear interest at 12.0% per annum, compounded quarterly, and are due upon the closing of this offering. We intend to repay the debt facility and the subordinated notes in their entirety using proceeds from this offering.

Net cash used in operating activities was $8.8 million, $5.5 million and $1.6 million in 1998, 1997 and 1996. For the nine months ended September 30, 1999, net cash used in operating activities was $6.4 million. Net cash used in operating activities in all such periods was primarily attributable to net losses.

Net cash provided by investing activities was $925,000 in 1997. Net cash used in investing activities was $146,000 in 1998 and $1.2 million in 1996. For the nine months ended September 30, 1999, net cash used in investing activities was $337,000. Net cash used in investing activities in 1996 was primarily related to purchases of short-term investments and, to a lesser extent, purchases of property and equipment. Net cash provided by investing activities in 1997 was primarily related to the maturity of short-term investments, offset in part by purchases of property and equipment. Net cash used in investing activities in 1998 and the 1999 period was primarily related to purchases of property and equipment.

Net cash provided by financing activities was $11.6 million, $7.5 million and $3.7 million in 1998, 1997 and 1996. For the nine months ended September 30, 1999, net cash provided by financing activities was $3.6 million. Net cash provided by financing activities resulted primarily from the sale of preferred stock and borrowings under our bank lines of credit.

We believe that the net proceeds from this offering, together with our current cash and cash equivalents, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. We may need to raise additional funds thereafter through public or private financings, or other arrangements. There can be no assurance that such additional financings, if needed, will be available on terms attractive to us, if at all. Our failure to raise capital when needed could have a material adverse effect on our business, financial condition and operating results. If additional funds are raised through the issuance of equity securities, the percentage ownership of our then-current stockholders would be reduced. Furthermore, such equity securities may have rights, preferences or privileges senior to those of our common stock.

YEAR 2000 READINESS

There are issues associated with the programming code in existing computer systems as the year 2000 approaches. The "year 2000 problem" is pervasive and complex, as virtually every computer operation will
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

be affected in some way by the rollover of the two-digit year value to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. We are in the process of working with our software vendors to assure that we are prepared for the year 2000. We have not verified that companies that we do business with are year 2000 compliant. We do not anticipate that we will incur significant operating expenses or be required to invest heavily in computer systems improvements to be year 2000 compliant. However, significant uncertainty exists concerning the potential costs and effects associated with year 2000 compliance. Any year 2000 compliance problem experienced by us, our vendors, users or customers could harm our business, financial condition and operating results. We believe our product offerings are year 2000 compliant.

STATE OF READINESS. Beginning in early 1999, we began assessing the ability of our software and systems to operate properly in the year 2000. Our efforts have included contacting our vendors, purchasing software inventory tools and scheduling upgrades of some internal systems. We expect to complete our assessment and remediation efforts in the fourth quarter of 1999.

COST. We do not expect to spend more than $100,000 on the direct costs of assessing and remediating year 2000 problems. This expectation is based on the size of our operation, the percentage of our vendors that are standard to our industry, and the lack of dependency on older legacy software in our internal systems. The indirect costs, including business disruptions described in "Risks" below, could be greater.

RISKS. We may be exposed to a loss of revenues and our operating expenses could increase if the systems on which we are dependent to conduct our operations are not year 2000 compliant. Our potential areas of exposure include products purchased from third parties, information technology, including computers and software, and non-information technology, including telephone systems and other equipment used internally. The reasonably likely worst case scenario for year 2000 issues would be if a significant defect exists in key hardware or software and if a solution for such a problem were not immediately available.

We believe that it is not possible to determine with complete certainty that all year 2000 problems affecting us have been identified or corrected. The number of devices and systems that could be affected and the interactions among these devices and systems are too numerous to address. As a result, we believe that the following consequences are possible:

     - a significant number of operational inconveniences and inefficiencies for us and our customers that would divert management's time and attention as well as financial and human resources from ordinary business activities;

     - possible minor business disputes and claims, including claims under product warranties, due to year 2000 problems experienced by our customers and incorrectly attributed to our products or performance; and

     - possible serious business disputes alleging that we failed to comply with the terms of contracts or industry standards, some of which could result in litigation or contract termination.

In the event that our production and operational facilities that support our Web sites (internal, external, and operated for customers), are not year 2000 compliant, portions of our Web sites may become inaccessible. A prolonged disruption in our operations could cause our business clients and network participants to stop doing business with us. In the event that our Web-hosting facilities are not year 2000 compliant, our Web sites would be unavailable and we would not be able to deliver services to our users.

If our present efforts to address the year 2000 compliance issues are not successful, or if distributors, suppliers, and other third parties with whom we conduct business do not successfully address such issues, our business could be significantly disrupted.

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CONTINGENCY PLAN. We are currently developing contingency plans to be implemented if our efforts to identify and correct year 2000 problems affecting our internal systems are not effective. We expect to complete our contingency plans by the end of 1999. Depending on the systems affected, these plans could include:

     -  accelerated replacement of affected equipment or software;

     - short to medium-term use of back-up equipment and software or other redundant systems;

     - increased work hours for our personnel or the hiring of additional information technology staff; and

     - the use of contract personnel to correct, on an accelerated basis, any year 2000 problems that arise or to provide interim alternate solutions for information system deficiencies.

The discussion of our efforts and expectations relating to year 2000 compliance are forward-looking statements. Our ability to achieve year 2000 compliance, and the level of incremental costs associated with compliance, could be adversely affected by, among other things, the availability and cost of contract personnel and external resources, third party suppliers' ability to modify proprietary software, and unanticipated problems not identified in our ongoing review.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Our exposure to market risk is limited to interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because the majority of our investments are in short-term debt securities issued by corporations. We place our investments with high-quality issuers and limit the amount of credit exposure to any one issuer. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We do not have any foreign currency or other derivative financial instruments.

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                                    BUSINESS

OVERVIEW

Eloquent is the leading provider of rich media solutions for business-to-business communications. "Rich media" is the combination of video, audio, sophisticated graphics and text into a synchronized, interactive, navigable and searchable format. We have developed a unique, proprietary solutions platform consisting of software and services that we use to create and deliver rich media presentations, or "events," on behalf of our customers. Our customers, which are primarily large companies, use our solutions to communicate time-sensitive, business-critical information to target audiences, primarily customers, employees and business partners, in an effective, consistent and cost-efficient manner. Our rich media events can be delivered over Web-based channels, including the World Wide Web, intranets and extranets, and CD-ROMs to be viewed by end users on their personal computers. Since our inception in March 1995, we have produced over 700 rich media events consisting of over 3,500 hours of content for more than 150 customers.

INDUSTRY BACKGROUND

NEED FOR MORE EFFECTIVE BUSINESS-TO-BUSINESS COMMUNICATIONS. As companies face increasing pressure to operate more efficiently and to better serve customer needs, effective business-to-business communications represent a key competitive advantage. Business-to-business communications are the production and dissemination of corporate information to audiences both inside and outside an organization, including employees, customers and business partners. Examples of business-to-business communications include product launch briefings to sales teams, strategic and corporate alignment presentations to employees, sales pitches to potential customers, employee training seminars, business partner education programs and complex customer support activities. These communications are essential to a company's ability to unify its work force and strengthen its relationships with customers and partners.

In order to increase the effectiveness of business-to-business communications, companies need to deliver information in a timely, economical and attractive way -- a requirement that is even more critical given today's increasingly dispersed work force, accelerated product cycles and complex products and services. Companies disseminate information to their constituents through a variety of means and using a number of different technologies that, although useful, do not always provide the most efficient and robust means of delivering business-to-business communications. For example:

     - in-person presentations using audio/visual equipment provide rich presentations, but are often inconvenient and time-consuming for both the presenter and the audience, and often involve costly travel expenses.

     - teleconferencing is a relatively inexpensive and fast means of communication, but provides for limited use of visual aids, does not easily accommodate large audiences and requires everyone to participate at the same time.

     - Web and satellite broadcasts, although convenient and useful for large audiences, do not provide personalization and interactivity with different constituencies in the audience.

GROWTH OF THE WEB. The Web has emerged as a global communications medium, enabling millions of people to gather information, communicate and conduct business electronically. The broad acceptance of the Internet Protocol standard has also led to the emergence of corporate intranets and extranets and the development of new ways to access the Web, intranets and extranets, such as through the television. International Data Corporation estimates that there were approximately 142 million users of the Web at the end of 1998 and that the number of users will grow to over 500 million by the end of 2003.

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EMERGENCE OF STREAMING MEDIA TECHNOLOGY. The Web has recently evolved from a mass of static, text-oriented pages to a much richer environment, capable of delivering graphical, interactive and multimedia content. Prior to the development of streaming media technologies, accessing video and audio files over the Web was impractical because users could not experience the content until the time-consuming process of downloading the files was complete. Today, streaming media technologies and the proliferation of multimedia-capable computers allow almost immediate playback of continuous "streams" of video and audio content over the Web, intranets and extranets. The emergence of streaming media technology has enabled highly interactive, rich media applications to be effectively delivered over the Web and Web-based channels such as corporate intranets and extranets.

OPPORTUNITY FOR RICH MEDIA BUSINESS-TO-BUSINESS COMMUNICATIONS SOLUTIONS PROVIDERS. Companies now have the ability to deliver business-to-business communications over Web-based channels using streaming media technology. However, existing streaming media technology by itself does not give companies the ability to deliver compelling business-to-business communications that include multiple media, such as video, audio, sophisticated graphics and text, in a synchronized, easy-to-use format. Most streaming media applications have been focused on the delivery of films, videos or news to consumers. They do not provide for synchronization of multiple media or sophisticated search and navigation capabilities required by business users. While companies can obtain each of the component technologies required to produce and deliver their own rich media events, they face a variety of challenges in doing so, particularly in a timely manner. These challenges include:

     - Producing engaging rich media events is complicated and, for companies lacking particular expertise in producing such events, very difficult.

     - Enhancing existing streaming media technology to deliver high-quality rich media events is technologically complicated.

     - Producing rich media events for internal use generally cannot result in the economies of scale of producing dozens of rich media events per month, without which production is inefficient, expensive and time-consuming.

     - Integrating rich media products into existing enterprise applications, such as sales force automation systems, is expensive and difficult.

Despite the compelling benefits of streaming media technology, we believe these challenges have limited its adoption for business-to-business communications. We believe most companies recognize that it is easier and more cost-effective to outsource the production and delivery of rich media events to a company that has specialized rich media expertise, the ability to deliver a complete solution and the ability to achieve economies of scale in producing rich media events.

THE ELOQUENT RICH MEDIA SOLUTIONS PLATFORM

Eloquent is the leading provider of rich media solutions for business-to-business communications. We design, produce and deliver, over the Web, intranets, extranets or CD-ROM, rich media events that feature video, audio, sophisticated graphics and text in a synchronized, interactive, navigable and searchable format. Companies use our rich media events as an effective means of communicating time-sensitive, business-critical information for a variety of activities, including new product launches, sales and marketing events, employee, customer and sales force education and senior management speeches.

ELEMENTS OF THE PLATFORM. We use our unique, proprietary rich media solutions platform to create rich media events for our customers in a complete turnkey process. Our platform includes all of the software

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

and services our customers need to deliver custom rich media business-to-business communications to their target audiences. The following diagram illustrates the components of our platform:

           [GRAPHICS: GRAPHICAL DEPICTION OF THE SOLUTIONS PLATFORM]

Production Solution. We provide all of the necessary software and services for producing rich media events from videotapes of speakers and their slides. Elements of our production solution include:

     - Content Production Services. We quickly produce and deliver rich media events in a complete turnkey process. We can produce events for delivery over the Web, intranets, extranets or CD-ROM, or a combination of them, enabling our customers to provide their business-to-business communications to their entire target audience.

     - Professional Media Services. Our professional services organization enables us to offer our customers advanced content development services. These services are used by our customers to add elements of visual interest and interactivity to their rich media events.

     - Content Production Software. We also license our suite of internally used publishing tools, excluding our proprietary workflow management software, to our customers. Customers can use these tools to assemble their own Eloquent events from digital video and electronic slides.

Delivery Solution. We provide all of the necessary software and services for delivering rich media events to end users and allowing those users to interact with the rich media events. To enable our customers to reach their entire target audience, we provide multiple methods of delivery: over the Web using the customer's own network connections, over the Web using our network connections and by CD-ROM. The CD-ROM option gives customers the ability to reach users who do not have ready access to the Web, such as constituents in less-developed countries or who are traveling. Elements of our delivery solution include:

     - Applications Server Software. Our applications server software enables customers to load Eloquent-produced events onto their own servers and deliver the events to their target audience over their network connections. It allows users with Eloquent desktop player software to navigate through the Eloquent content and access related content in other, non-Eloquent formats, such as HTML documents or Macromedia Authorware pieces.

        Our server software helps users find their way through large collections of content by personalizing the content for each user based on a profile of the user's interests. It keeps track of which users watched which Eloquent content and can produce reports detailing the exact usage of each event. Our software can also record the results of users answering quizzes and produce "report cards." Our customers can either license our application server software and run it on their internal hardware, or they can have us run the software for them as part of our content hosting service. The applications server software delivers the same content over the Web that the desktop player

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

        delivers to the user from CD-ROM. Eloquent content can be produced in Eloquent's standard Microsoft format, or reformatted into the RealNetworks SMIL format.

     - Desktop Player Software. Our user-friendly desktop player software enables users to view rich media events on their computers. The desktop player software is included with the event on the CD-ROM or stored on a customer's network and delivered using our applications server software. The player includes search and navigation capabilities that allow users to interact with the content at their own pace in their preferred sequence. Users may navigate through the content by speeding up or slowing down playback of the video and audio without distortion of the speaker's voice, scrolling through the transcript, stepping through the slides and searching for key words in the transcript and slides.

     - Content Hosting. Our optional content hosting service enables customers to deliver rich media events to their target audience over the Web on our servers utilizing our content hosting software, which relieves our customers of the need to manage the servers and solve integration issues.

     - Professional Integration Services. Our professional services organization enables us to offer our customers custom application development and integration services. For example, we will integrate our customers' rich media sales applications with their sales force automation systems.

BENEFITS OF THE ELOQUENT SOLUTIONS PLATFORM. We believe that we have developed the most effective, comprehensive and robust platform available for producing and delivering rich media events for business-to-business communications. We believe that our platform provides our customers with business-to-business communications that are:

     - Complete Outsource Solutions. We have the capability to produce rich media events for our clients from start to finish in a turnkey fashion. For event production, the customer's input is needed only for information content and guidance on the general tone, look and feel of the presentations. In addition, by delivering rich media events through the Web, intranets, extranets and CD-ROM, or a combination of them, we enable our customers to reach their entire target audience. The CD-ROM alternative is particularly important to customers with traveling or international target audiences, such as a global sales force, who may not have easy access to Web-based channels. Through our translation service, we ensure that our rich media events can be used by a customer's international audience. Furthermore, companies can use our solutions to build a central Web site, or "portal," for employees, customers and business partners around the world to obtain information on a multitude of topics, delivered on demand through Eloquent rich media events.

     - More Effective. Our rich media events provide users with business-critical information in an interactive, searchable, navigable format. We believe this format, combined with our delivery of multiple media -- video, audio, text and graphics -- makes our rich media events more engaging than other forms of business-to-business communication. We also believe that users comprehend and retain the information contained in a rich media event better than that contained in other methods of business-to-business communications. Our applications server and content hosting software automatically keeps track of the interactions each user has had with particular rich media events. Customers can view a set of reports that show how much of each rich media event is used, how often each rich media event is used and the persons using each rich media event. By adding optional testing capabilities, our customers can ensure that members of their target audience have understood the presentation. In addition, by delivering the same business-to-business communication to each member of the target audience, our customers can ensure that consistent information is delivered to the entire enterprise.

     - Faster. Getting critical information to employees, customers and business partners rapidly is a significant competitive advantage for our customers. We enable our customers to disseminate

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

        critical information contained in a rich media event rapidly due to our unique and efficient production process and Web and CD-ROM delivery. Using our proprietary scheduling software and production expertise, we quickly produce and deliver rich media events to our customers in a complete turnkey process. We can produce a typical four- to five-hour rich media event within nine business days after obtaining the raw video and audio material, compared to months for alternative solutions. By delivering our rich media events through the Web, intranets, extranets and CD-ROM, the critical information contained in the events can be disseminated quickly to each member of the target audience regardless of location. Our rapid production and delivery of rich media events can accelerate dissemination of information by weeks or even months by eliminating the need for the presenter to travel to multiple locations to deliver the presentation. This is particularly significant for customers with a geographically dispersed target audience, such as a worldwide employee base. In addition, users can get the information they need from our events quickly because they can search and navigate the event so that they only view exactly what they need.

     - Less Expensive. Our solutions eliminate many of the costs associated with traditional business presentations, including airline, hotel and other travel expenses for event participants, facilities costs and the opportunity costs associated with diverting employees from their work schedules. In addition, we believe our technology and expertise enable us to charge fees to create a rich media event that are lower than the cost our typical customer would incur producing the event in-house.

We believe that these benefits can result in a number of strategic and competitive advantages for our customers. For example:

     - Faster Time to Market. By using an Eloquent rich media event to educate its sales force about a new product introduction instead of having the product manager travel to each sales office to do so in person, our customers can commercially launch new products more quickly.

     - Increased Employee Productivity. Using our solutions means that a key business presentation only needs to be made once, thereby freeing the presenter to focus on his or her work instead of traveling to different offices to make the presentation. Work interruptions can be minimized because employees view the presentation at a time and place convenient to them instead of when the presenter is available. In addition, we believe our interactive, searchable, navigable format and engaging multimedia presentation enables employees to comprehend and retain information in a rich media event better than that contained in traditional forms of business presentation.

     - Stronger Relationships with Important Constituencies. By keeping their employees, customers and business partners well-informed on a timely basis about topics that are important to them, our customers can strengthen their relationships with these constituencies. For example, a company can bolster employee morale by having its chief executive officer speak to employees about recent business developments. This is often difficult to accomplish when the company has a large or geographically dispersed workforce. Our solutions enable our customers to keep their constituencies up-to-date by providing rapid delivery of consistent information to large and widely dispersed audiences. Using our example, a rich media event containing the chief executive officer's speech could be deployed on the company's Web site, allowing every employee to view the same speech at his or her desk on demand.

     - Enhanced Sales and Marketing Efforts. Some of our customers are using our solutions to make company presentations and product demonstrations on their Web sites. Potential consumers or business partners can visit the company's Web site and view a carefully produced sales pitch without using sales force resources. Our customers may also use this type of event to educate their third-party distribution channel partners and to provide customer support.

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STRATEGY

Our objective is to enhance our leadership position in rich media solutions for business-to-business communications. The key elements of our strategy are:

FURTHER PENETRATE LARGE CORPORATE ACCOUNTS. We believe that our existing customer base of large corporations presents a significant opportunity for additional revenues. Historically, over 90% of our customers have purchased additional Eloquent products or services within 12 months after their initial orders. We believe we have an opportunity to deepen our relationships with these customers by selling additional products and services and by selling to different divisions of the same company. For example, as our customers increasingly adopt Web-based methods of communication with their constituencies, we believe there is a significant opportunity to sell our applications server software and content hosting to our existing customers.

EXPAND INTO ADDITIONAL INDUSTRIES. Because the format and delivery of a business presentation is virtually the same in every industry, our solutions do not require modification for use by any particular industry. As a result, we believe that there is a significant opportunity to increase revenues by identifying and selling our solutions into many new industries. We have found that our most effective sales and marketing efforts have been those that are industry-specific. We have generated most of our revenues by selling into industries that we believed would be "early adopters" of our solutions, including telecommunications, software, high-technology manufacturing, financial services and pharmaceuticals. New industries that we have targeted include manufacturing, automotive, consumer products, health care and energy. We intend to continue industry-specific sales and marketing efforts in order to maximize our penetration of new and existing industries.

IDENTIFY NEW APPLICATIONS FOR OUR SOLUTIONS. Our flexible rich media solutions platform allows us to develop specific applications designed to capture strategic revenue opportunities. Current applications of our solutions include sales channel communications and employee communications. Emerging applications include sales and marketing presentations and customer support. We continually seek to identify new applications, within existing markets and within new industries, that can benefit from our solutions.

EXPAND AND ENHANCE CUSTOMER SOLUTIONS. Our goal is to provide our customers with the most comprehensive portfolio of rich media business-to-business communications products and services. We intend to increase revenues by continually broadening the functionality of our rich media solutions platform and adding value-added services to our offerings, through both in-house development efforts and strategic acquisitions. For example, through our applications server and content hosting software, we are now assisting customers in building Web "portals" using Eloquent rich media events. We intend to add live broadcast capabilities, which will allow instant, simultaneous and interactive delivery of business-to-business communications, to our platform. We plan for these broadcasts to be viewed by users live from their computers. These products will then be available on demand for later viewing in our synchronized, navigable, searchable format. In addition, we plan to explore business-to-customer communications applications.

EXPAND INTERNATIONALLY. We currently sell our solutions within the United States. Many of our customers have international operations and use our rich media events around the world. As a result, we believe there is a significant opportunity to increase revenues by selling our products and services internationally. To exploit this opportunity, we intend to increase our sales and marketing efforts abroad, beginning with Europe and Japan.

RICH MEDIA EVENT PRODUCTION AND DELIVERY

We have developed significant expertise and proprietary technology in order to produce rich media events for our customers in a fast, turnkey process and enable our customers to deliver those rich media events to their constituencies in an engaging, interactive manner.
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PRODUCTION OF RICH MEDIA CONTENT. Our customers generally use Eloquent to produce the rich media content for use with our software. The production steps and the technologies used in the production process are summarized below:

     - Video and Audio. We videotape live speakers, using local video crews and simple lighting. We convert the video into digital format and divide long segments into short talks and remove outtakes. We then "compress" the digital video and audio tracks using our proprietary compression technology and other compression technologies. One of the features of our software is the ability to play back an event at different speeds without a change in the speaker's pitch. To enable this, we index the audio track for variable speed playback using our proprietary pitch compression technology.

     - Transcription. We transcribe the audio track to create a transcript, utilizing a proprietary transcription tool that automatically synchronizes the text to the audio track, and proofread it carefully in conjunction with the customer. If desired by the customer, we will have the transcript translated into different languages.

     - Graphics. We obtain electronic copies of the speaker's slides or we electronically capture the speaker's software demonstration. If the presentation contains slides, we transform the slides into a format suitable for delivery over a low-bandwidth network. If the event contains a software demonstration, we compress the demonstration using our proprietary video compression technology.

     - Assembly. We assemble the video, audio, graphics and text using our proprietary synchronization technology. To enable full navigation and search capabilities, we create a table of contents and electronic links and index the text and slides so that the user may search for a chosen portion of the event using an embedded search engine. At the request of a customer, we will incorporate user tests in our standard format and add other features developed by our professional services staff.

Our proprietary Event Management System, which we refer to as "EMS," enables our production staff to organize, track and simultaneously produce high volumes of projects. The EMS enables us to efficiently allocate staff to tasks that ensures on-time completion.

CONTENT DELIVERY. We provide our customers with three ways to deliver an Eloquent event:

     -  Web, Intranets and Extranets -- Using Applications Server
        Software. Customers can run our desktop player using our applications server software on their own Microsoft Windows NT servers. Our professional services organization can integrate the Eloquent applications servers with existing enterprise applications, such as sales force automation systems.

     - Web -- Using Content Hosting. In addition, we allow our customers to store their rich media events and the Eloquent desktop player on our server hardware running our content hosting software. Users can then download the Eloquent desktop player to their desktop PC and interact with the customer's rich media events. Our content-hosting servers are located at Concentric Network Corporation's facilities in Cupertino, California.

     - CD-ROM. We will duplicate and ship CD-ROMs containing the event to our customers. The CD-ROM contains the Eloquent desktop player software as well as the event. We have found that our customers need the CD-ROM alternative because many of their constituents do not have ready access to the Web. This is particularly true for customers with international target audiences or that seek to educate their traveling sales forces. Customers may order rich media events on CD-ROM alone or in conjunction with Web, intranet or extranet delivery.

CUSTOMERS

Our customers use our solutions for a number of applications, including:

SALES CHANNEL COMMUNICATIONS. Some of our customers use our solutions to educate their sales forces and resellers about newly-launched products. We can create rich media events out of traditional sales force presentations about new products and deliver these events to our customers' sales forces. Through our events, our customers are able to educate their sales forces faster and more economically than by flying speakers around the country or world to deliver the presentation. Our solutions also enable our customers to provide consistent, controlled information to their sales representatives in a format that is more appealing and interactive than a teleconference presentation or videotape.

EMPLOYEE COMMUNICATIONS. Some of our customers use our solutions to deliver senior management messages to a globally distributed workforce. We create a rich media event out of, for example, a chief executive officer's presentation to employees about the customer's strategic direction or a pending merger or acquisition, which is then delivered to employees. By doing so, our customer is able to economically deliver a consistent message to all of its employees, including those who joined the company after the presentation was made.

SALES AND MARKETING PRESENTATIONS. Some of our customers use our solutions on their Web sites to present company information or demonstrate their products to potential consumers or business partners. These events provide an engaging, low-cost mechanism for offering consistent company or product demonstrations to a large audience of potential buyers.

CUSTOMER SUPPORT. Some of our customers use our solutions to deliver technical product support information to their end users. The Eloquent event format gives end users the needed information in the "user-friendly" format of an in-person presentation instead of through a technical manual. Eloquent's search and navigation capabilities allow end users to quickly find the information they need.

Our ten largest customers for the nine months ended September 30, 1999, and applications for which they have used our solutions, are:

                  CUSTOMER                                             APPLICATIONS
-----------------------------------------------------------------------------------------------------------
 Ascend Communications Inc. (a wholly-owned    Sales force education
   subsidiary of Lucent Technologies)          Customer product education
-----------------------------------------------------------------------------------------------------------
 AT&T Corporation                              Marketing strategy rollouts
                                               Technical conferences
                                               Software system rollouts
-----------------------------------------------------------------------------------------------------------
 Cisco Systems, Inc.                           New product launches
                                               Channel certification
                                               Technical updates
-----------------------------------------------------------------------------------------------------------
 Citibank                                      Technical expertise dissemination
                                               Employee certification
                                               Sales force product cross-training
-----------------------------------------------------------------------------------------------------------
 Compaq Computer Corporation                   Sales force and partner product rollouts
                                               Sales force and partner technical education
                                               Account management education
-----------------------------------------------------------------------------------------------------------
 FileNET Corporation                           New product rollouts
                                               Product updates
-----------------------------------------------------------------------------------------------------------
 IBM Corporation                               Field employee updates
                                               Partner program rollouts
-----------------------------------------------------------------------------------------------------------
 Lucent Technologies                           Sales force product education
                                               Sales force technical updates
                                               National marketing communications
                                               Marketing program tool rollouts
                                               Executive sales presentation tool education
-----------------------------------------------------------------------------------------------------------
 Microsoft Corporation                         OEM product education
                                               Sales force product rollouts
                                               Customer support product education
-----------------------------------------------------------------------------------------------------------
 Storage Tek NSG                               New product rollouts
                                               Strategy rollouts
                                               New hire orientation

SALES AND MARKETING

We sell our solutions in the United States through a direct sales force. Our sales organization consisted of 38 employees as of September 30, 1999, two of whom were located at our San Mateo, California headquarters. We also have sales representatives in Los Angeles, Chicago, Dallas, Boston, New York City, New Jersey and Washington, D.C. Our sales strategy is to pursue opportunities with large accounts and industry leaders and to penetrate various targeted vertical market segments. To implement this strategy, each customer has a dedicated sales representative who is responsible for maintaining the customer relationship. To assist our customers in maximizing the benefits of our solutions, we have built an experienced professional services organization to facilitate the successful production and utilization of rich media events. We intend to expand our sales and professional services organizations and to establish additional sales offices domestically and internationally.

We market our solutions through an in-house marketing staff and an outside public relations firm. Our in-house marketing organization consisted of five employees as of September 30, 1999, all of whom were located in our San Mateo, California headquarters. We conduct a variety of marketing programs nationwide to educate our target market, create awareness and generate leads for our solutions. To achieve these goals, we have engaged in activities such as direct mail campaigns, seminars, print advertising and trade shows. These programs are targeted at key executives within identified vertical markets. In addition, we conduct comprehensive public relations efforts that include establishing and maintaining relationships with key trade press, business press and industry analysts as well as an active executive speakers' bureau. We intend to expand our marketing activities in conjunction with the planned expansion of our sales force.

COMPETITION

The market for rich media business-to-business communications solutions is new and rapidly evolving. We expect that competition will intensify. Increased competition could lead to decreasing prices and profitability. We compete with companies that offer components of a rich media business-to-business communications solution, including:

     -  providers of rich media software tools;

     -  multimedia content production and delivery companies;

     -  content hosting companies; and

     - traditional business-to-business communications and learning solution companies that offer live meeting and seminar services.

In addition, our customers and potential customers represent a source of competition, to the extent they determine to develop in-house business-to-business communications solutions.

We believe that none of these competitors offers the broad range of software and services for rich media production and delivery that we offer our customers. We believe the principal competitive factors in attracting customers to our rich media business-to-business communications solutions are:

     - quality, price and timeliness of content production services and associated professional services;

     - quality of the end-user experience provided by the desktop player software;

     -  ease of use of our applications and tools;

     -  amount and quality of customer support; and

     -  brand recognition.

Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than we do. These competitors may also be able to undertake more extensive marketing campaigns for their brands and services, adopt more aggressive pricing policies and make more attractive offers to potential employees and partners. We may be unable to compete successfully against current or future competitors and competitive pressures may cause our business to suffer.

INTELLECTUAL PROPERTY

We regard our copyrights, service marks, trademarks, trade secrets, proprietary technology and similar intellectual property as critical to our success, and we rely on trademark and copyright law, trade secret protection and confidentiality and license agreements with our employees and independent contractors to protect our proprietary rights. We strategically pursue the registration of trademarks and service marks in the United States and abroad. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are made available.

We have licensed in the past, and expect to license in the future, certain of our proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by these licensees, licensees may take actions that may harm the value of our proprietary rights or reputation. The steps taken by us to protect our proprietary rights may not be adequate and third parties may infringe or misappropriate our copyrights, trademarks or similar proprietary rights. In addition, other parties may assert claims of infringement of intellectual property rights against us.

We may be subject to legal proceedings and claims associated with our intellectual property from time to time in the future. These claims, even if without merit, could cause us to expend significant financial and managerial resources. Further, if these claims are successful, we may be required to change our trademarks, alter our copyrighted material or pay financial damages, any of which could harm our business.

Our desktop player software includes search technology that we license from Verity, Inc. and compression technology that we license from Voxware, Inc. Our license from Verity expires in May 2000, but automatically renews for successive one-year terms if neither party gives 30 days' notice of nonrenewal prior to the end of each term. Our license from Voxware expires in April 2000, but automatically renews for successive one-year terms if neither party gives 90 days' notice of nonrenewal prior to the end of each term. If we are unable to maintain or renew such licenses, we would be forced to remove such technologies from our software and develop or license comparable technology. This could require additional license fees or extensive engineering efforts, or significantly decrease our software's functionality, either of which could harm our business, financial condition and operating results.

In addition, we have developed our products to integrate well with the Microsoft Windows NT operating system, the operating system used by most of our customers to run our software. If the Windows NT operating system is changed by Microsoft so that it no longer integrates well with our products, or if Windows NT experiences technical problems, the operation of our software could be impaired. In such event, our business, financial condition and operating results could be harmed. Microsoft is not obligated to ensure that Windows NT integrates well with our products.

We may be required to obtain licenses from third parties to refine, develop, market and deliver new products. We may be unable to obtain any needed license on commercially reasonable terms or at all and rights granted under any licenses may not be valid and enforceable.

EMPLOYEES

As of September 30, 1999, we had a total of 114 full-time employees, all of whom were located in the United States. Of the total, 34 were in content production services, 43 were in sales and marketing, 8 were in research and development, 4 were in professional services, 21 were in general and administrative and 4 were in customer service and software support. None of our employees is represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

FACILITIES

Our principal offices currently occupy approximately 25,000 square feet in San Mateo, California under two leases, one of which expires in May 2002 and the other of which expires in July 2002. In addition, we also lease sales and support offices in Washington, D.C., Boston, Chicago and Dallas. We anticipate that we will require additional space within the next 12 months and that suitable additional space will be available on commercially reasonable terms.

LEGAL PROCEEDINGS

We are not currently subject to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND OTHER MANAGEMENT EMPLOYEES

The following table sets forth certain information regarding our executive officers, directors and other management employees, including their ages as of September 30, 1999:

                    NAME                      AGE                       POSITION
                    ----                      ---                       --------
Abraham Kleinfeld...........................  41    Chief Executive Officer, President and Director
Clifford A. Reid, Ph.D......................  40    Chairman of the Board and Director
R. John Curson..............................  56    Chief Financial Officer, Secretary and Treasurer
David Glazer................................  38    Chief Technical Officer
Anthony P. Brenner..........................  42    Director
David F. Millet.............................  55    Director
Kathryn C. Gould............................  49    Director
Terry L. Opdendyk...........................  51    Director
Marc A. Schnabolk...........................  42    Vice President, Sales
Jane Beule..................................  48    Vice President, Marketing
Alan Atlas..................................  47    Vice President, Engineering
Deborah L. Miller...........................  46    Vice President, Production
Robert A. Kliger............................  46    Vice President, Professional Services

Abraham Kleinfeld has served as our Chief Executive Officer and President and as a director since January 1999. From October 1995 to October 1998, Mr. Kleinfeld worked at Open Text Corporation, a knowledge management software products company, where he was the Vice President of North American Sales from October 1995 to June 1997 and the Senior Vice President of Marketing from April 1997 to October 1998. From January 1991 to October 1995, Mr. Kleinfeld served as Vice President of Sales at Odesta Systems, a document management software products company that he co-founded and that was acquired by Open Text in 1995. From 1989 to 1991, Mr. Kleinfeld worked at Oracle Corporation, where he was the Business Development Manager for Office Automation Products. Mr. Kleinfeld holds a B.A. in computer science from the State University of New York-Oswego.

Clifford A. Reid, Ph.D. co-founded Eloquent in March 1995 and has served as our Chairman of the Board since Eloquent's inception. From March 1995 to January 1999, he also served as our Chief Executive Officer and President. In April 1988, Dr. Reid co-founded Verity, Inc., a search software products company, where he was Vice President of Engineering from 1988 to 1992 and Executive Vice President from 1992 to 1993. Dr. Reid holds an S.B. in physics from the Massachusetts Institute of Technology, an M.B.A from Harvard University and a Ph.D. in engineering-economic systems from Stanford University.

R. John Curson has served as our Chief Financial Officer, Secretary and Treasurer since June 1999. From December 1993 to March 1999, Mr. Curson served as Chief Financial Officer for Truevision, Inc. (formerly RasterOps), a digital imaging and video products company acquired by Pinnacle Systems, Inc. in March 1999. From 1992 to 1993, Mr. Curson served as Chief Financial Officer of LH Research Inc., a power-supply developer and manufacturer. From 1989 to 1992, Mr. Curson served as Chief Financial Officer for Martec Controls, a high-tech surveillance and remote tracking products company. From 1987 to 1989, Mr. Curson served as Vice President of Finance for Xidex Inc./Dysan International, a memory media products company. From 1976 to 1987, Mr. Curson worked at Dataproducts Corporation, a computer printer company, where he held a variety of financial positions. Mr. Curson holds a B.S.C. in mechanical engineering and an M.B.A. from the University of Leeds and an M.B.A from the University of California, Los Angeles.

David Glazer co-founded Eloquent in March 1995 and has served as our Chief Technical Officer since Eloquent's inception. From November 1994 to March 1995, he was an independent Web information delivery systems consultant to clients including Netscape Communications Corporation, Adobe Systems Incorporated and Tandem Computers Incorporated (now a division of Compaq Computer Corporation). In April 1988, Mr. Glazer co-founded Verity, Inc., a search software products company, where he served as Senior Software Architect from June 1988 to November 1994 . From 1984 to 1988, Mr. Glazer worked as an independent contractor for Lotus Development Corporation, a software products company. Mr. Glazer holds an S.B. in physics from the Massachusetts Institute of Technology.

Anthony P. Brenner has served as a director of Eloquent since July 1998. Mr. Brenner has been a managing director and partner at Crosslink Capital, Inc. (formerly the Omega Ventures arm of Robertson, Stephens & Company), a venture capital firm, since January 1998, prior to which he was a independent consultant to Omega Ventures from September 1997 to December 1997. Since January 1989, Mr. Brenner has served as President of Cedar Point Partners, L.P., a private equity investment partnership. From May 1994 to September 1996, Mr. Brenner was Senior Managing Director of Advanta Partners, a venture capital firm affiliated with Advanta Corporation, a financial services company. Mr. Brenner also served as a member of the board of directors of Advanta Corporation from May 1992 to August 1996. Mr. Brenner holds a B.A. in economics from Yale University and an M.B.A. from Stanford University.

Kathryn C. Gould has served as a director of Eloquent since July 1996. Ms. Gould has been a member of Foundation Capital Management, LLC, since December 1995. Foundation Capital Management is the general partner of the Foundation Capital venture capital funds that have invested in Eloquent. From September 1989 to December 1995, Ms. Gould was a partner of Merrill, Pickard, Anderson & Eyre, a venture capital firm. Ms. Gould also serves on the boards of directors of Documentum, Inc. and Interwoven, Inc. Ms. Gould holds a B.S. in physics from the University of Toronto and an M.B.A. from the University of Chicago.

David F. Millet is a founding member of Gemini Investors LLC, a venture capital firm, and has served as its Managing Director since 1997. Prior to joining Gemini Investors, Mr. Millet spent the preceding ten years as Vice President and President of Chatham Venture Corp., a venture capital firm. From 1983 to 1988, Mr. Millet served as Chief Executive Officer of Continuing Care Associates, a provider of home healthcare products and services. Prior to 1983, Mr. Millet served in various management roles in NEC Electronics, USA, the U.S. subsidiary of NEC Corp. of Tokyo, Japan. From 1966 to 1975, Mr. Millet was a member of the Senior Staff of Arthur D. Little, Inc., an international consulting firm. Mr. Millet is on the Board of Directors of Wall Data Incorporated and View Tech, Inc. Mr. Millet holds a B.A. in physical sciences from Harvard University.

Terry L. Opdendyk has served as a director of Eloquent since October 1995. Mr. Opdendyk has been a partner of ONSET Ventures since 1984. He currently serves as Chairman of ONSET Venture Services Corporation; General Partner of OEA Management, L.P., the General Partner of ONSET Enterprise Associates, L.P.; General Partner of OEA II Management, L.P., the General Partner of ONSET Enterprise Associates II, L.P.; and Managing Director of OEA III Management, LLC, the General Partner of ONSET Enterprise Associates III, L.P. Mr. Opdendyk holds a B.S. in computer science from Michigan State University and a M.S. in computer science from Stanford University.

Marc A. Schnabolk joined Eloquent in July 1999 as our Vice President, Sales. Prior to joining Eloquent, Mr. Schnabolk worked at Open Text Corporation, a knowledge management software products company, where he was Director of Eastern Regional Sales from September 1996 to June 1997 and Vice President of North American Sales from July 1997 to June 1999. From January 1995 to September 1996, Mr. Schnabolk served as Regional Sales Manager, New Media Sales, at Oracle Corporation, a database manufacturer. From November 1992 to December 1994, Mr. Schnabolk served as Regional Sales Manager of Interleaf, Inc., a content management and publishing software company. From 1985 to 1992, Mr. Schnabolk held various technical, sales and sales management positions at Oracle. Mr. Schnabolk holds a B.S. in mathematics from Bates College and an M.B.A. from Fairleigh Dickinson University.

Jane Beule joined Eloquent in March 1999 as our Vice President, Marketing. From September 1998 to March 1999, Ms. Beule was a freelance marketing consultant. From February 1998 to September 1998, Ms. Beule was Vice President of Marketing at MarketFirst Software, Inc., a marketing automation software products company. From November 1997 to February 1998, Ms. Beule was a marketing consultant to ProBusiness Services, Inc., a provider of employee services and software to large employers. Prior to that, she served as ProBusiness' Vice President of Marketing from October 1994 to November 1997. Ms. Beule holds a B.A. in linguistics from the University of Wisconsin-Madison and an M.B.A. from Harvard University.

Alan Atlas joined Eloquent in February 1999 as our Vice President, Engineering. From May 1996 to February 1999, Mr. Atlas was Director of Newsroom System Engineering at Avid Technology, Inc., a digital video editing tools company. From February 1994 to April 1996, Mr. Atlas was Vice President of Engineering at Sarrus Software, a NextStep groupware company. Mr. Atlas holds a B.A. in Psychology from Brown University, a B.S. in electrical engineering from the University of Massachusetts and an M.S. in electrical engineering from Georgia Institute of Technology.

Deborah L. Miller joined Eloquent in July 1998 as our Vice President, Production. From September 1996 to June 1998, Ms. Miller was Director, Materials at Electronic Arts, a multimedia games production company. From March 1994 to August 1996, Ms. Miller was Business Development Manager and Global Program Manager at Solectron, Inc., a contract manufacturer. From June 1982 to February 1994, Ms. Miller held various positions in finance and manufacturing at Amdahl Corporation, a manufacturer of mainframe computers. Ms. Miller holds a B.A. in business from San Francisco State University and an M.B.A. from the University of Washington.

Robert A. Kliger joined Eloquent in March 1999 as our Vice President, Professional Services. From January 1998 to June 1998, Mr. Kliger was Western Regional Manager at Documentum, Inc., a document management software products company. From 1990 to January 1998, Mr. Kliger was President and Chief Executive Officer of Workgroup Management, Inc., a professional services firm founded by Mr. Kliger that specialized in document management applications development and was acquired by Documentum in 1998. Mr. Kliger holds a B.A. in music from Mercy College and an M.B.A. from the University of Illinois.

BOARD COMPOSITION

Eloquent has authorized seven directors. In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the completion of this offering, the board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. Upon the completion of this offering, the members of classes will be divided as follows:

     -  Class I:    David Millet and Abraham Kleinfeld

     -  Class II:   Clifford Reid and Kathryn Gould

     -  Class III:  Anthony Brenner and Terry Opdendyk

The Class I directors will stand for re-election or election at the 2000 annual meeting of stockholders. The Class II directors will stand for re-election or election at the 2001 annual meeting of stockholders. The Class III directors will stand for re-election or election at the 2002 annual meeting of stockholders. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election or special meeting held in lieu thereof.

The amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in the control or management of Eloquent. However, if Eloquent is subject to Section 2115 of the California General Corporation Law, all directors will be designated of the same class, and such directors will be elected by cumulative voting if any stockholder requests cumulative voting. See "Description of Capital Stock -- Section 2115."

Our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock, and directors may be removed without cause by the affirmative vote of the holders of at least two-thirds of our voting stock. However, if we are subject to 2115 of the California General Corporation Law, unless the entire board is removed, no single director may be removed without cause when the votes cast against such director's removal would be sufficient to elect that director if voted cumulatively. See "Description of Capital
Stock -- Section 2115."

BOARD COMMITTEES

The Audit Committee of our board of directors consists of Messrs. Brenner and Opdendyk. The Audit Committee reviews our financial statements and accounting practices, makes recommendations to the board regarding the selection of independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors. The Compensation Committee of our board of directors consists of Mr. Opdendyk, Ms. Gould and Mr. Millet. The Compensation Committee makes recommendations to the board concerning salaries and incentive compensation for our officers and employees and administers our employee benefit plans.

DIRECTOR COMPENSATION

We have not provided cash compensation to non-employee directors for their services as directors or members of committees of the board of directors.

Following the completion of this offering, all directors will be eligible to participate in our 1999 Equity Incentive Plan. Employee directors also will be eligible to participate in our 1999 Employee Stock Purchase Plan. See
"-- Employee Benefit Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Compensation Committee was at any time since the formation of Eloquent one of our officers or employees. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE. The following table sets forth cash and certain other compensation earned during 1998 by our Chief Executive Officer and our only other executive officers who earned more than $100,000 in 1998. These people are referred to as the named executive officers. The information in the table includes salaries, bonuses, stock options granted and other miscellaneous compensation. We have not granted stock appreciation rights or restricted stock awards and provide no long-term compensation benefits other than stock options.

In accordance with the rules of the Securities and Exchange Commission, the compensation described in this table does not include medical, group life insurance or other benefits received by the named executive officers that are available generally to all of our salaried employees and perquisites and other personal benefits received by the named executive officers that do not exceed $50,000 or 10% of any such officer's salary and bonus disclosed in this table, whichever is less.

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG-TERM
                                                              ANNUAL COMPENSATION     COMPENSATION
                                                             ---------------------    ------------
                                                                                       SECURITIES
                                                                                       UNDERLYING
                NAME AND PRINCIPAL POSITION                  SALARY($)    BONUS($)     OPTIONS(#)
                ---------------------------                  ---------    --------    ------------
Clifford A. Reid, Ph.D.(1).................................   140,000      25,049            --
  Chairman of the Board and Former Chief
  Executive Officer and President
David Glazer...............................................   145,000      24,351            --
  Chief Technical Officer
Susan Dickerson(2).........................................   127,199      20,286            --
  Former Vice President, Sales
Bruce A. Forgrieve(3)......................................   181,281      14,851            --
  Former Chief Financial Officer and Secretary
William Glazier(2).........................................   151,794      15,893            --
  Former Vice President, Marketing
Gloria M. Purdy(4).........................................   128,780       7,280       225,000
  Former Chief Financial Officer, Secretary
  and Treasurer

---------------------------------------------
(1) Mr. Reid served as our Chief Executive Officer and President from our inception until January 1999, at which time Mr. Kleinfeld became our Chief Executive Officer and President.

(2) Ms. Dickerson left Eloquent in January 1999 and Mr. Glazier left Eloquent in October 1998.

(3) Mr. Forgrieve resigned as our Chief Financial Officer and Secretary in June 1998.

(4) Ms. Purdy joined Eloquent as our Chief Financial Officer, Secretary and Treasurer in April 1998, resigned from these positions in January 1999 and ceased to be an employee of Eloquent in August 1999. She exercised the above-referenced option as to 60,000 shares, constituting the vested portion at the time she ceased to be an employee. The unvested remaining shares subject to the option were cancelled. Mr. Curson joined Eloquent as our Chief Financial Officer, Secretary and Treasurer in June 1999.

OPTION GRANTS DURING 1998. Options granted in the year ended December 31, 1998 to the named executive officers were granted under the 1997 Equity Incentive Plan. The exercise price per share of each option granted was equal to the fair market value of the common stock as determined by the board of directors on the date of the grant. In determining the fair market value of the stock granted on the grant date, the board of directors considered, among other things, our absolute and relative levels of revenues and other operating results. All options granted to the named executive officers were immediately exercisable and were intended to qualify as incentive stock options, to the extent permissible under applicable IRS regulations. Generally, options granted prior to September 1998 vest as to 20% of the shares subject to the option one year after the vesting commencement date and 1/48 of the remaining shares subject to the option vest on each of the 48 monthly anniversaries thereafter. Generally, options granted in September 1998 and thereafter vest as to 25% of the shares subject to the option one year after the vesting commencement date and 1/36 of the remaining shares subject to the option vest on each of the 36 monthly anniversaries thereafter. Unvested shares are subject to Eloquent's right of repurchase upon termination of employment. Options expire ten years from the date of grant.

We granted options covering an aggregate of 956,700 shares to our employees during 1998, including named executive officers.

The following table sets forth each grant of stock options made during 1998 to each of the named executive officers.

                            1998 STOCK OPTION GRANTS

                                                                                                            POTENTIAL REALIZABLE
                                                                                                              VALUE AT ASSUMED
                                                            PERCENTAGE                                         ANNUAL RATES OF
                                             NUMBER OF       OF TOTAL                                            STOCK PRICE
                                             SECURITIES       OPTIONS                                         APPRECIATION FOR
                                             UNDERLYING     GRANTED TO                                         OPTION TERM(1)
                                              OPTIONS        EMPLOYEES      EXERCISE PRICE    EXPIRATION    ---------------------
                   NAME                       GRANTED         IN 1998         ($/SHARE)          DATE        5%($)        10%($)
                   ----                      ----------    -------------    --------------    ----------    -------      --------
Clifford A. Reid, Ph.D.....................        --            --                --               --         --            --
David Glazer...............................        --            --                --               --         --            --
Susan Dickerson............................        --            --                --               --         --            --
Bruce A. Forgrieve.........................        --            --                --               --         --            --
William Glazier............................        --            --                --               --         --            --
Gloria M. Purdy(2).........................   225,000          23.5%            $0.39          4/22/08        $             $

---------------------------------------------
(1) Potential realizable values are computed by (a) multiplying the number of shares of common stock subject to a given option by the fair market price of a share of our common stock at the time of the grant, (b) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option and (c) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future common stock prices.

(2) Ms. Purdy resigned as our Chief Financial Officer, Secretary and Treasurer in January 1999 and ceased to be an employee of Eloquent in August 1999. She exercised the above-referenced option as to 60,000 shares, constituting the vested portion at the time she ceased to be an employee. The unvested remaining shares subject to the option were cancelled.

AGGREGATE OPTION VALUES AT DECEMBER 31, 1998. Options granted to named executive officers may be exercised immediately (i.e., prior to vesting) pursuant to early exercise provisions contained in option agreements. Any unvested shares issued pursuant to any such early exercise are subject to a repurchase option in favor of Eloquent at the original exercise price paid per share upon the optionee's cessation of service as an employee, director or consultant prior to the vesting of such shares. Such repurchase option lapses at a rate reflecting the vesting schedule of the underlying option.

The following table sets forth the number of shares of common stock subject to exercisable and unexercisable stock options held as of December 31, 1998 by each of the named executive officers. Value at fiscal year end is measured as the difference between the exercise price per share and the initial public offering
price per share of $          . No options to acquire shares of our common stock
were exercised by the named executive officers during 1998.

                  AGGREGATE OPTION VALUES AT DECEMBER 31, 1998

                                                 NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                UNDERLYING UNEXERCISED               IN-THE-MONEY
                                                      OPTIONS AT                      OPTIONS AT
                                                  DECEMBER 31, 1998               DECEMBER 31, 1998
                                             ----------------------------    ----------------------------
                   NAME                      EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                   ----                      -----------    -------------    -----------    -------------
Clifford A. Reid, Ph.D.....................         --           --              $--             $--
David Glazer...............................         --           --               --              --
Susan Dickerson............................         --           --               --              --
Bruce A. Forgrieve.........................         --           --               --              --
William Glazier............................         --           --               --              --
Gloria M. Purdy(1).........................    225,000           --              $                --

---------------------------------------------
(1) In August 1999, Ms. Purdy exercised options to acquire 60,000 shares of our common stock at $0.39 per share, constituting the vested portion of an option exercisable for 225,000 shares granted to her in April 1998. Had such exercise occurred during 1998, all of such shares would have been unvested and subject to Eloquent's right of repurchase and the value realized would
    have been $        , based on the assumed initial public offering price per
    share of $        , minus the per share exercise price, multiplied by the
    number of shares issued upon exercise of the option.

EMPLOYEE BENEFIT PLANS

Since 1995, we have established three equity incentive plans under which we may offer incentive stock options, nonstatutory stock options, restricted stock and stock bonuses to employees, officers, non-employee directors and consultants. The plans are intended to help us retain the services of individuals who can operate and grow our business and align their interests with those of our stockholders.

EQUITY INCENTIVE PLAN. In December 1995, the board of directors adopted, and the stockholders approved, the Equity Incentive Plan. The incentive plan was amended in August 1996. The incentive plan will terminate in December 2005 unless it is terminated earlier by the board of directors. The incentive plan provides for the grant of stock awards, which are:

     - incentive stock options, as defined under the Internal Revenue Code of 1986, as amended, which may be granted solely to employees (including officers); and

     - nonstatutory stock options, restricted stock purchase awards, and stock bonuses, which may be granted to employees (including officers), non-employee directors and consultants.

Plan administration. The incentive plan is administered by the board of directors. The board of directors may delegate authority to administer the incentive plan to a committee. Subject to the terms of the plan, the board of directors or its authorized committee determines recipients, the numbers and types of stock awards to be granted, and the terms and conditions of the stock awards including the period of their exercisability and vesting. Subject to the plan limitations set forth below, the board of directors or its authorized committee also determines the exercise price of options granted and the right to purchase restricted stock.

Stock options. Stock options are granted pursuant to stock option agreements. The exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. Options granted under the incentive plan vest at the rate specified in the option agreement.

The term of stock options granted under the incentive plan may not exceed 10 years. Unless the terms of an optionee's stock option agreement provide for earlier termination, in the event an optionee's service relationship with us, or any affiliate or ours, ceases due to disability or death, the optionee (or his or her beneficiary) may exercise any vested options up to 12 months (18 months in the event of death) after the date such service relationship ends. If an optionee's relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionee may (unless the terms of the stock option agreement provide for earlier termination) exercise any vested options up to three months from cessation of service. However, an option may not be exercised after the expiration of its term.

Acceptable consideration for the purchase of common stock issued under the equity incentive plan is determined by the board of directors and may include cash, common stock previously owned by the optionee, a deferred payment arrangement and other legal consideration approved by the board of directors.

An optionee may not transfer a stock option other than by will or the laws of descent or distribution. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death.

Tax limitations on stock option grants. Under current tax laws, incentive stock options may be granted only to our employees. Only the first $100,000 worth of stock options exercisable for the first time in one calendar year can be treated as an incentive stock option. For this purpose, the value of the stock option grant is the fair market value of the underlying stock at the date of grant. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the total combined voting power of Eloquent or any affiliate unless the following conditions are satisfied:

     - the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and

     - the term of any incentive stock option award must not exceed five years from the date of grant.

Restricted stock and stock bonus awards. The purchase price for each restricted stock award granted must be at least 85% of the fair market value of the stock on the date of the award or at the time the purchase is consummated. Rights to acquire shares under a stock bonus or restricted stock bonus agreement may not be transferred other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee.

Changes in control. In the event of certain changes in control, all outstanding stock awards under the incentive plan either will be assumed, continued or substituted for by any surviving entity. If the surviving entity refuses to assume, continue or substitute for outstanding stock awards, they will be terminated upon the change in control if not previously exercised.

Authorized shares. An aggregate of 1,070,000 shares of common stock currently are authorized for issuance under the incentive plan. As of September 30, 1999, options to purchase a total of 198,600 shares of our common stock were held by all participants under the incentive plan. After the date of the offering, no further stock awards will be made under the incentive plan. Shares subject to stock options that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under the incentive plan. Shares issued under the incentive plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

1997 EQUITY INCENTIVE PLAN. In July 1997, the board of directors adopted, and the stockholders approved, the 1997 Equity Incentive Plan. The 1997 incentive plan was most recently amended in January 1999. The 1997 incentive plan will terminate in July 2007 unless it is terminated earlier by the board of directors. The 1997 incentive plan provides for the grant of stock awards, which are:

     - incentive stock options, as defined under the Internal Revenue Code of 1986, as amended, which may be granted solely to employees (including officers); and

     - nonstatutory stock options, restricted stock purchase awards, and stock bonuses which may be granted to employees (including officers), non-employee directors and consultants.

Plan administration. The 1997 incentive plan is administered by the board of directors. The board of directors may delegate authority to administer the 1997 incentive plan to a committee. Subject to the terms of the plan, the board of directors or its authorized committee determines recipients, the numbers and types of stock awards to be granted, and the terms and conditions of the stock awards including the period of their exercisability and vesting. Subject to the plan limitations set forth below, the board of directors or its authorized committee also determines the exercise price of options granted and the right to purchase restricted stock.

Stock options. Stock options are granted pursuant to stock option agreements. The exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. Options granted under the 1997 incentive plan vest at the rate specified in the option agreement.

The term of stock options granted under the 1997 incentive plan may not exceed 10 years. Unless the terms of an optionee's stock option agreement provide for earlier termination, in the event an optionee's service relationship with us, or any affiliate or ours, ceases due to disability or death, the optionee (or his or her beneficiary) may exercise any vested options up to 12 months (18 months in the event of death) after the date such service relationship ends. If an optionee's relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionee may (unless the terms of the stock option agreement provide for earlier termination) exercise any vested options up to three months from cessation of service. However, an option may not be exercised after the expiration of its term.

Acceptable consideration for the purchase of common stock issued under the 1997 incentive plan is determined by the board of directors and may include cash, common stock previously owned by the optionee, a deferred payment arrangement and other legal consideration approved by the board of directors.

An optionee may not transfer a stock option other than by will or the laws of descent or distribution. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death.

Tax limitations on stock option grants. Under current tax laws, incentive stock options may be granted only to our employees. Only the first $100,000 worth of stock options exercisable for the first time in one calendar year can be treated as an incentive stock option. For this purpose, the value of the stock option grant is the fair market value of the underlying stock at the date of grant. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the total combined voting power of Eloquent or any affiliate unless the following conditions are satisfied:

     - the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and

     - the term of any incentive stock option award must not exceed five years from the date of grant.

Restricted stock and stock bonus awards. The purchase price for each restricted stock award granted must be at least 85% of the fair market value of the stock on the date of the award or at the time the purchase is consummated. Rights to acquire shares under a stock bonus or restricted stock bonus agreement may not be transferred other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee.

Changes in control. In the event of certain changes in control, all outstanding stock awards under the 1997 incentive plan either will be assumed, continued or substituted for by any surviving entity. If the surviving entity refuses to assume, continue or substitute for outstanding stock awards, they will be terminated upon the change in control if not previously exercised.

Authorized shares. An aggregate of 2,934,500 shares of common stock currently are authorized for issuance under the 1997 incentive plan. As of September 30, 1999, options to purchase a total of 2,484,925 shares of our common stock were held by all participants under the 1997 incentive plan. After the date of this offering, no further stock awards will be made under the 1997 incentive plan. Shares subject to stock options that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under the 1997 incentive plan. Shares issued under the 1997 incentive plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

1999 EQUITY INCENTIVE PLAN. In October 1999, the board of directors adopted, subject to stockholder approval, the 1999 Equity Incentive Plan. The 1999 incentive plan will terminate in October 2009 unless it is terminated earlier by the board of directors. The 1999 incentive plan provides for the grant of stock awards, which are:

     - incentive stock options, as defined under the Internal Revenue Code of 1986, as amended, which may be granted solely to employees (including officers); and

     - nonstatutory stock options, restricted stock purchase awards, and stock bonuses which may be granted to employees (including officers), non-employee directors and consultants.

Plan administration. The 1999 incentive plan is administered by the board of directors. The board of directors may delegate authority to administer the 1999 incentive plan to a committee. Subject to the terms of the plan, the board of directors or its authorized committee determines recipients, the numbers and types of stock awards to be granted, and the terms and conditions of the stock awards including the period of their exercisability and vesting. Subject to the plan limitations set forth below, the board of directors or its authorized committee also determines the exercise price of options granted and the right to purchase restricted stock.

Stock options. Stock options are granted pursuant to stock option agreements. The exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. Options granted under the 1999 incentive plan vest at the rate specified in the option agreement.

The term of incentive stock options granted under the 1999 incentive plan may not exceed 10 years. Unless the terms of an optionee's stock option agreement provide for earlier termination, in the event an optionee's service relationship with us, or any affiliate or ours, ceases due to disability or death, the optionee (or his or her beneficiary) may exercise any vested options up to 12 months (18 months in the event of death) after the date such service relationship ends. If an optionee's relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionee may (unless the terms of the stock option agreement provide for earlier termination) exercise any vested options up to three months from cessation of service. However, an option may not be exercised after the expiration of its term.

Acceptable consideration for the purchase of common stock issued under the 1999 incentive plan is determined by the board of directors and may include cash, common stock previously owned by the optionee, a deferred payment arrangement and other legal consideration approved by the board of directors.

An optionee may not transfer a stock option other than by will or the laws of descent or distribution unless the optionee holds a nonstatutory stock option that provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death.

Tax limitations on stock option grants. Under current tax laws, incentive stock options may be granted only to our employees. Only the first $100,000 worth of stock options exercisable for the first time in one calendar year can be treated as an incentive stock option. For this purpose, the value of the stock option grant is the fair market value of the underlying stock at the date of grant. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the total combined voting power of Eloquent or any affiliate unless the following conditions are satisfied:

     - the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and

     - the term of any incentive stock option award must not exceed five years from the date of grant.

Section 162(m). Section 162(m) of the Internal Revenue Code of 1986 denies an income tax deduction to publicly held corporations for certain compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1 million, unless the compensation constitutes "performance-based compensation." In order to ensure that option grants under the 1999 incentive plan constitute "performance-based compensation," no person may be granted options under the 1999 incentive plan covering more than 2,500,000 shares of common stock in any calendar year. Under its general authority to grant options, the board of directors has the implicit authority to reprice outstanding options or to offer optionees the opportunity to replace outstanding options with new options for the same or a different number of shares. Both the original and new options will count toward the Section 162(m) limitation.

Restricted stock and stock bonus awards. The purchase price for each restricted stock award granted must be at least 85% of the fair market value of the stock on the date of the award or at the time the purchase is consummated. Rights to acquire shares under a stock bonus or restricted stock bonus agreement may not be transferred other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee. Certain restricted stock awards made following the completion of this offering may be otherwise transferable if the stock bonus agreement so provides.

Changes in control. In the event of certain changes in control, all outstanding stock awards under the 1999 incentive plan either will be assumed, continued or substituted for by any surviving entity. If the surviving entity refuses to assume, continue or substitute for such awards, the vesting provisions of outstanding stock awards held by persons whose service relationship with us has not terminated at the time of the change in control will be accelerated. These stock awards will be terminated upon the change in control if not previously exercised.

Authorized shares. Upon the effectiveness of the 1999 incentive plan, shares available for issuance under the two pre-existing incentive plans (2,205,799 shares based on options outstanding at September 30, 1999 and taking into account increases in share reserves after that date) will become authorized for issuance under the 1999 incentive plan. Beginning January 1, 2001, the number of shares of common stock authorized for issuance under the 1999 incentive plan will be increased on each January 1 by 4% of the number of shares of common stock outstanding on that date. However, the board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on that date. As of the date hereof, no stock awards have been granted under the 1999 incentive plan.

Shares subject to stock options that have expired or otherwise terminated (or restricted stock that has not become fully vested in the case of restricted stock awards) under the incentive plan, the 1997 incentive plan and the 1999 incentive plan without having been exercised in full (or vested with respect to restricted stock awards) again become available for the grant of awards under the 1999 incentive plan. Shares issued under the 1999 incentive plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

STOCK OPTION GRANTS TO NON-EMPLOYEE DIRECTORS. The 1999 incentive plan provides for the automatic grant of nonstatutory stock options to purchase shares of common stock to our non-employee directors.

Administration and terms. The board of directors administers automatic option grants to non-employee directors, unless and until it delegates administration to a committee. Options granted to non-employee directors are generally subject to the following terms:

     - the exercise price of options granted will be equal to the fair market value of the common stock on the date of grant;

     - no option granted may be exercised after the expiration of 10 years from the date it was granted;

     - options granted are not transferable other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee;

     - an optionee may designate a beneficiary who may exercise the option following the optionee's death; and

     - an optionee whose service relationship with Eloquent or any affiliate (whether as a non-employee director of Eloquent or subsequently as an employee, director or consultant of either Eloquent or an affiliate) ceases for any reason may exercise vested options for the term provided in the option agreement (12 months generally, 18 months in the event of death). However, an option may not be exercised after the expiration of its term.

Automatic grants. Upon the tenth business day after the completion of this offering, subject to certain exceptions, each non-employee director will automatically be granted an option to purchase 25,000 shares of common stock. Any individual who becomes a non-employee director after this offering will automatically receive this initial grant upon being elected to the board of directors. Each year, on the day after our annual stockholders' meeting, commencing in 2000, any person who is then a non-employee director will automatically be granted an option to purchase 5,000 shares of common stock, provided that if any non-employee director that had not served in that capacity for the entire period since the preceding annual stockholders' meeting, then the number of shares subject to the annual grant shall be reduced, pro rata, for each full quarter the person did not serve during the previous period. Initial grants vest over a three-year period, and annual grants vest one year from the date of grant. All automatic director grants become immediately exercisable upon grant.

1999 EMPLOYEE STOCK PURCHASE PLAN. In October 1999, the board of directors adopted, subject to stockholder approval, the 1999 Employee Stock Purchase Plan,
authorizing the issuance of           shares of common stock pursuant to
purchase rights granted to our employees or to employees of any of our affiliates. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. The purchase plan provides a means by which employees may purchase our common stock through payroll deductions. As of the date hereof, no shares of common stock have been purchased under the purchase plan.

Administration. The purchase plan is administered by the board of directors. The board of directors may delegate authority to administer the purchase plan to a committee. Subject to the terms of the plan, the board of directors or its authorized committee determines when and how rights to purchase shares will be granted and the provisions of each offering of rights. Under the plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. The first offering will begin on the effective date of this offering and be approximately 25 months in duration, with purchases occurring every six months. Unless otherwise determined by the board of directors, common stock is purchased for accounts of employees participating in the purchase plan at a price per share equal to the lower of:

     - 85% of the fair market value of a share of our common stock on the date of commencement of participation in the offering; or

     - 85% of the fair market value of a share of our common stock on the date of purchase.

Eligibility. The purchase plan is implemented by offerings of rights to eligible employees. Generally, all regular employees, including executive officers, who work at least 20 hours per week and are customarily employed by Eloquent or by an affiliate of Eloquent for at least five months per calendar year may participate in the purchase plan and may authorize payroll deductions of up to 15% of their earnings for the purchase of stock under the purchase plan. Eligible employees may be granted rights only if the rights, together with any other rights granted under employee stock purchase plans, do not permit such employee's rights to purchase our stock to accrue at a rate which exceeds $25,000 of the fair market value of such stock for each calendar year in which such rights are outstanding. No employee shall be eligible for the grant of any rights under the purchase plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

Changes in control. In the event of changes in control described in the plan, the surviving entity may assume or substitute for rights outstanding under the purchase plan. If the surviving entity does not assume or substitute for outstanding rights, then the board of directors has discretion to cause:

     -  the rights to continue in full force and effect; or

     - a participant's accumulated payroll deductions to be used to purchase shares, immediately prior to the change in control, and their outstanding rights thereafter to be terminated.

Authorized shares. The purchase plan authorizes the issuance of 700,000 shares of common stock under the purchase plan which amount is increased each January 1, beginning January 1, 2001, by 1.0% of the number of shares of common stock outstanding on that date. However, the board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on that date.

EMPLOYMENT AGREEMENTS

In December 1998, we entered into an employment agreement with Mr. Kleinfeld, under which Mr. Kleinfeld is compensated at a rate of $215,000 per year and is eligible to receive a 1999 cash bonus of up to $100,000, subject to fulfillment of objectives established by the board of directors. In addition, pursuant to this agreement, Mr. Kleinfeld received options to purchase 1,160,000 shares of our common stock at an exercise price of $1.00 per share in January 1999 and options to purchase 65,000 shares of our common stock at an exercise price of $2.00 per share in October 1999. These options vest over four years. To the extent permissible under applicable IRS rules, these options will be incentive stock options. In the event Mr. Kleinfeld is terminated without "cause," he is entitled to receive from us continued payment of his base salary for a period of six months and continued vesting of outstanding stock options during such period. In addition, in the event of a change in control of Eloquent, one-half of the then-unvested shares subject to the options will immediately vest.

                              CERTAIN TRANSACTIONS

In March 1995, we issued and sold an aggregate of 3,300,000 shares of our common stock at $0.001 per share. In October 1995, we issued and sold an aggregate of 1,250,000 shares of our Series A preferred stock at $0.80 per share. From August to September 1996, we issued and sold an aggregate of 1,907,513 shares of our Series B preferred stock at $1.73 per share. From August 1997 to October 1997, we issued and sold an aggregate of 1,912,233 shares of Series C preferred stock at $3.90 per share. In June 1998, we issued and sold an aggregate of 2,089,263 shares of Series D preferred stock at $5.10 per share. In October 1999, we issued and sold subordinated notes with an aggregate initial principal amount of $20.0 million and warrants to purchase 1,500,000 shares of common stock with an exercise price of $0.01 per share.

The following table identifies the directors, executive officers and five percent stockholders who have purchased shares of our preferred stock or common stock, or purchased our subordinated notes and warrants. See "Principal Stockholders" for additional information relating to the beneficial ownership of these stockholders.

                                                                                               SHARES OF COMMON
                                                                                                STOCK SUBJECT
                                                                                                 TO WARRANTS
                                SHARES OF COMMON   SHARES OF PREFERRED   PRINCIPAL AMOUNT OF      ASSOCIATED
           INVESTOR             STOCK PURCHASED      STOCK PURCHASED       NOTES PURCHASED        WITH NOTES
           --------             ----------------   -------------------   -------------------   ----------------
Clifford A. Reid, Ph.D.(1)....     2,100,000                   --                    --                  --
Bruce A. Forgrieve(2).........       600,000                   --                    --                  --
David Glazer..................       600,000                   --                    --                  --
Entities associated with ONSET
  Ventures....................            --            2,768,151            $2,000,000             150,000
Entities associated with
  Foundation Capital..........            --            1,604,096            $1,000,000              75,000
Entities associated with
  Crosslink Capital, Inc......            --            1,372,548            $1,000,000              75,000
Entities associated with Menlo
  Ventures....................            --            1,305,129            $1,000,000              75,000
GMN Investors II, L.P.........            --                   --            $5,000,000             375,000

---------------------------------------------
(1) Dr. Reid contributed 420,000 of such shares to Eloquent in October 1995 and sold 96,000 of such shares to Mr. Forgrieve in November 1995.

(2) Mr. Forgrieve purchased an additional 96,000 shares from Dr. Reid in November 1995. In June 1998, Eloquent repurchased 140,000 of the shares listed above at cost in connection with Mr. Forgrieve's termination of employment.

In July 1996, we entered into a Note and Warrant Purchase Agreement with ONSET Enterprise Associates II, L.P., a holder of more than five percent of our outstanding capital stock and an entity affiliated with Mr. Opdendyk, a director of Eloquent. Pursuant to this agreement, we borrowed $250,000 from ONSET and issued and sold to ONSET a warrant to purchase 14,450 shares of our common stock at an exercise price of $0.173 per share that will expire upon the closing of this offering. The loan was evidenced by a promissory note in the amount of $250,000, bearing interest at an annual rate of six percent, with principal and accrued interest due and payable in October 1996. The note provided that ONSET had the option to convert outstanding principal and interest on the loan into shares of Eloquent stock upon a subsequent sale of stock to institutional venture investors with proceeds to Eloquent of at least $2,000,000. The principal and interest amount was paid to ONSET in August 1996.

Pursuant to an agreement dated October 20, 1999, between Eloquent and certain investors, the investors have certain registration rights for the shares of common stock held by them, or subject to acquisition upon exercise of certain warrants. See "Description of Capital Stock -- Registration Rights" for a description of these registration rights.

In December 1998, we entered into our standard Player Package Agreement with eCicero Corporation pursuant to which we agreed to produce rich media events for eCicero from time to time and we granted eCicero a license to distribute our desktop player software together with the events. Bruce A. Forgrieve, a former executive officer and director of Eloquent, founded eCicero and serves as its President and Chief Executive Officer and a member of its board of directors. In addition, in March 1999, we entered into a Software and Services Agreement with eCicero. Pursuant to this agreement, we licensed to eCicero certain of our content production software and our applications server software, and eCicero agreed to use our content production services to produce at least forty hours of content over a two-year period. The agreement permits eCicero to produce standardized events presented by subject matter experts, using our platform (or have us produce the events) and to resell the events to its own customers. eCicero is required to pay Eloquent a one-time software site license fee of $100,000, an annual software maintenance fee of $15,000 and content production fees of $2,000 per finished hour of content for an event.

In January 1999, we entered into a Confidential Agreement and General Release with Gloria M. Purdy, providing for her resignation, effective as of February 1, 1999, from the positions of Chief Financial Officer, Secretary and Treasurer. The agreement further provided for Ms. Purdy's continued service as a consultant to Eloquent through August 1, 1999. In exchange for her release of all claims against Eloquent and in consideration for her services as a consultant, Ms. Purdy continued to receive her base pay and certain health, vacation, executive bonus and reimbursement benefits through August 1, 1999. The aggregate value of such benefits provided to Ms. Purdy under the agreement was approximately $113,000. Additionally, Ms. Purdy's grant of options to purchase 225,000 shares of our common stock, originally granted in April 1998, continued to vest at a rate of 3,750 shares per month during the six-month period that she served as a consultant. For additional information relating to Ms. Purdy's compensation see "Management -- Executive Compensation."

                             PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of September 30, 1999 by:

     - each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

     -  each of our directors;

     -  the named executive officers;

     -  all current executive officers and directors as a group.

Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Percentage ownership is based on 10,611,247 shares of common stock outstanding
as of September 30, 1999 and                shares outstanding immediately
following the completion of this offering, assuming no exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock. Shares of common stock subject to options and warrants that are currently exercisable or exercisable within 60 days of September 30, 1999 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The following table is presented on a pro forma basis to reflect the issuance of warrants to purchase 1,500,000 shares of common stock in October 1999 as if such issuance occurred on September 30, 1999.

Unless otherwise noted, the address for the individuals listed below is: c/o Eloquent, Inc., 2000 Alameda de las Pulgas, Suite 100, San Mateo, California 94403.

                                                                            PERCENTAGE OF SHARES
                                                                             BENEFICIALLY OWNED
                                                                            --------------------
                                                              NUMBER OF      BEFORE      AFTER
                  NAME OF BENEFICIAL OWNER                      SHARES      OFFERING    OFFERING
                  ------------------------                    ----------    --------    --------
Entities associated with ONSET Ventures(1)..................   2,932,601      27.2%
  2490 Sand Hill Road
  Menlo Park, CA 94025
Entities associated with Foundation Capital(2)..............   1,679,096      15.7%
  70 Willow Road, Suite 200
  Menlo Park, CA 94025
Clifford A. Reid, Ph.D.(3)..................................   1,584,000      14.9%
Entities associated with Crosslink Capital, Inc.(4).........   1,447,548      13.5%
  555 California Street
  Suite 2350
  San Francisco, CA 94104
Entities associated with Menlo Ventures(5)..................   1,380,129      12.9%
  3000 Sand Hill Road
  Building 4, Suite 100
  Menlo Park, CA 94025
Abraham Kleinfeld(6)........................................   1,225,000      10.3%
David Glazer................................................     600,000       5.7%
Bruce A. Forgrieve(7).......................................     556,000       5.2%
  2720 Wakefield Drive
  Belmont, CA 94002

                                                                            PERCENTAGE OF SHARES
                                                                             BENEFICIALLY OWNED
                                                                            --------------------
                                                              NUMBER OF      BEFORE      AFTER
                  NAME OF BENEFICIAL OWNER                      SHARES      OFFERING    OFFERING
                  ------------------------                    ----------    --------    --------
Anthony P. Brenner(4).......................................   1,447,548      13.5%
  c/o Crosslink Capital, Inc.
  555 California Street
  Suite 2350
  San Francisco, CA 94104
Kathryn C. Gould(2).........................................   1,679,096      15.7%
  c/o Foundation Capital
  70 Willow Road, Suite 200
  Menlo Park, CA 94025
David F. Millet(8)..........................................     375,000       3.4%
Terry L. Opdendyk(1)........................................   2,932,601      27.2%
  c/o ONSET Ventures
  2490 Sand Hill Road
  Menlo Park, CA 94025
Susan Dickerson.............................................      79,333         *
William Glazier.............................................      31,500         *
Gloria M. Purdy.............................................      60,000         *
All directors and current executive officers
  As a group (10 persons)(9)................................  10,407,445      80.1%

---------------------------------------------
  *  Less than one percent.

 (1) Includes 2,413,700 shares, a warrant to purchase 14,450 shares and a warrant to purchase 75,000 shares held by ONSET Enterprise Associates II, L.P. and 354,451 shares and a warrant to purchase 75,000 shares, held by ONSET Enterprise Associates III, L.P. (collectively, the "ONSET Funds"). Mr. Opdendyk, a director of Eloquent, is a general partner of each of the ONSET Funds. Mr. Opdendyk disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

 (2) Includes 1,470,022 shares and a warrant to purchase 67,500 shares held by Foundation Capital, L.P. and 134,074 shares held and a warrant to purchase 7,500 shares by Foundation Capital Entrepreneurs Fund, LLC (collectively, the "Foundation Funds"). Ms. Gould, a director of Eloquent, is a general partner of each of the Foundation Funds. Ms. Gould disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

 (3) Darlene K. Mann, Mr. Reid's domestic partner, is a general partner of each of the ONSET Funds. Mr. Reid disclaims beneficial ownership of any of the shares held by the ONSET Funds.

 (4) Includes 63,747 shares and a warrant to purchase 3,487 shares held by Omega Bayview, L.L.C., 118,982 shares held by Crosslink Crossover Fund II, L.P., a warrant to purchase 6,502 shares held by Crosslink Crossover Fund III, L.P., 464,984 shares and a warrant to purchase 25,407 shares held by Crosslink Omega Ventures III, L.L.C., and 724,835 shares and a warrant to purchase 39,604 shares held by Crosslink Offshore Omega Ventures III, A Cayman Islands Trust (collectively, the "Crosslink Funds"). Mr. Brenner, a director of Eloquent, is a member of Omega Bayview, L.L.C. and is a member of the general partner of each of the other Crosslink Funds. Mr. Brenner disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

 (5) Includes 55,559 shares and a warrant to purchase 3,000 shares held by Menlo Entrepreneurs Fund VII, L.P. and 1,249,570 shares and a warrant to purchase 72,000 shares held by Menlo Ventures VII, L.P. (collectively, the "Menlo Funds").

 (6) Includes 1,225,000 shares underlying currently exercisable stock options granted to Mr. Kleinfeld under our 1997 Equity Incentive Plan. If these options were exercised in full within 60 days of September 30, 1999, 741,667 shares would be subject to a repurchase right in favor of Eloquent.

 (7) Includes 556,000 shares held in the Bruce A. Forgrieve Living Trust, for which Mr. Forgrieve, a former executive officer of Eloquent, serves as a trustee.

 (8) Includes a warrant to purchase 375,000 shares held by GMN Investors II, L.P. Mr. Millet is an officer of the general partner of such fund. Mr. Millet disclaims beneficial ownership of those shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

 (9) Includes 1,689,200 shares underlying currently exercisable stock options granted to seven of our executive officers (one of whom is also a director) under our 1997 Equity Incentive Plan. If these options were exercised in full within 60 days of September 30, 1999, 1,140,877 shares would be subject to a repurchase right in favor of Eloquent.

                          DESCRIPTION OF CAPITAL STOCK

The following description of the capital stock of Eloquent and certain provisions of our certificate of incorporation and bylaws, each of which will become effective upon the completion of this offering, is a summary only and is qualified in its entirety by the complete provisions of our certificate of incorporation and bylaws, which have been filed as exhibits to the registration statement, of which this prospectus is a part.

Upon the closing of this offering, the authorized capital stock of Eloquent will consist of 40,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

COMMON STOCK

As of September 30, 1999, there were 3,452,238 shares of our common stock outstanding, held of record by 61 stockholders. Subject to preferences that apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Unless Section 2115 of the California General Corporation Law is applicable to us, holders of common stock are not entitled to cumulative voting rights with respect to the election of directors and, as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. The common stock is not entitled to preemptive rights and is not subject to redemption. Upon a liquidation, dissolution or winding-up of Eloquent, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

As of September 30, 1999, there were 7,159,009 shares of our Series A, Series B, Series C and Series D preferred stock outstanding, held of record by 16 stockholders. Upon the closing of this offering, all outstanding shares of Series A, Series B, Series C and Series D preferred stock will be converted into 7,159,009 shares of common stock. Following the conversion, the shares converted will be retired from the number of authorized shares of preferred stock. In connection with our subordinated note and warrant financing in October 1999, we authorized the issuance of 2,500,000 shares of Series E preferred stock. The subordinated notes are convertible into Series E preferred stock after December 31, 2000, but must be repaid with proceeds from this offering, so we do not expect any shares of Series E preferred stock to be issued.

Upon the closing of this offering, the board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding). The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Eloquent and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

WARRANTS

Between November 1995 and March 1998, we issued warrants to purchase an aggregate of 108,986 shares of our common stock at a weighted average exercise price of $2.15 per share to Lighthouse Capital Partners, L.P. and Lighthouse Capital Partners II, L.P. In July 1996, we issued and sold a warrant to purchase up to 14,450 shares of our common stock at an exercise price of $0.173 per share to ONSET Enterprise Associates II, L.P.

In May 1997, we issued a warrant to purchase up to 14,451 shares of our Series B preferred stock at an exercise price of $1.73 per share to Imperial Bank. In July 1999, we issued a warrant to purchase up to 70,000 shares of our common stock at an exercise price of $5.10 per share to an affiliate of Transamerica Business Credit Corporation, TBCC Funding Trust II.

In October 1999, we issued warrants to purchase an aggregate of 1,500,000 shares of our common stock with an exercise price of $0.01 per share to purchasers of our subordinated notes.

All warrants are subject to the provisions of an investors' rights agreement. See "-- Registration Rights" for additional information relating to this agreement.

REGISTRATION RIGHTS

Pursuant to an investors' rights agreement dated October 20, 1999, between Eloquent and some of our investors and warrantholders, the investors and warrantholders have registration rights for the 8,659,009 shares of common stock held by them, or issuable upon exercise of their warrants. Under the rights agreement, investors holding more than 50% of the then outstanding registrable securities may demand that we file a registration statement under the Securities Act covering all or a portion of the investors' registrable securities. A registration demand must cover at least 20% of the investors' then outstanding registrable securities or any lesser percentage of such securities if the registration has an aggregate offering price to the public of at least $2 million. These registration rights are subject to our right to delay the filing of a registration statement for a period not to exceed 180 days after receiving the registration demand, although we cannot delay more than once in a 12-month period. The managing underwriter, if any, of any such offering has the right to limit the number of the registrable securities proposed to be included in such registration.

If we are eligible to effect a registration on Form S-3, the investors holding more than 25% of the then outstanding registrable securities may demand, that we file a registration statement on Form S-3 covering all or a portion of the investors' registrable securities, provided that the registration has an aggregate offering price to the public of more than $500,000. These registration rights are subject to our right to delay the filing of a registration statement for a period not to exceed 90 days after receiving the registration demand, although we cannot delay more than twice in a 12-month period.

In addition, the investors have "piggyback" registration rights. If we propose to register any of our securities under the Securities Act (other than pursuant to the investors' demand registration rights noted above), the investors may require us to include all or a portion of their registrable securities in the registration. The managing underwriter, if any, of any such offering will have the right to limit the number of the registrable securities to no less than one-third of the total number of securities proposed to be included in such registration.

All registration expenses incurred in connection with the first three registrations requested pursuant to each of the three foregoing paragraphs, will be borne by us. Thereafter, all registration expenses will be paid by the selling investors pro rata in proportion to the number of securities sold. In any registration, including the first three, each selling investor will pay all underwriting discounts and selling commissions applicable to the sale of his or its registrable securities.

All registration rights described above will terminate seven years after this offering. Following the closing of this offering, the rights of each investor holding less than 1% of our outstanding common stock under the rights agreement will terminate when that investor may sell all of its shares during any 90-day period under Rule 144 of the Securities Act.

SECTION 2115

We are currently subject to Section 2115 of the California General Corporation Law. Section 2115 provides that, regardless of a company's legal domicile, certain provisions of California corporate law will apply to that company if more than 50% of its outstanding voting securities are held of record by persons having addresses in California and the majority of the company's operations occur in California. For example, while we are subject to Section 2115, stockholders may cumulate votes in electing directors. This means that each stockholder may vote the number of votes equal to the number of candidates multiplied by the number of votes to which the stockholder's shares are normally entitled in favor of one candidate. This potentially allows minority stockholders to elect some members of the board of directors. When we are no longer subject to Section 2115, cumulative voting will not be allowed and a holder of 50% or more of our voting stock will be able to control the election of all directors. In addition to this difference, Section 2115 has the following additional effects:

     - enables removal of directors with or without cause with majority stockholder approval;

     -  places limitations on the distribution of dividends;

     - extends additional rights to dissenting stockholders in any reorganization, including a merger, sale of assets or exchange of shares; and

     - provides for information rights and required filings in the event we effect a sale of assets or complete a merger.

We anticipate that our common stock will be qualified for trading as a national market security on the Nasdaq National Market and that we will have at least 800 stockholders of record by the record date for our 2000 annual meeting of stockholders. If these two conditions occur, then we will no longer be subject to Section 2115 as of the record date for our 2000 annual meeting of stockholders. See "-- Common Stock" and "Management -- Board Composition" for additional information relating to the effects of Section 2115 on Eloquent.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

DELAWARE LAW. We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203, subject to exceptions, prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that the stockholder became an interested stockholder unless:

     - prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines "business combination" to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation involving the interested stockholder;

     - subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

     - any transaction that has the effect of increasing the proportionate share of the stock of any class or series beneficially owned by the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Section 203 defines an "interested stockholder" as:

     - any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation; and

     - any entity or person affiliated with or controlling or controlled by the entity or person.

A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate or incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not "opted out" of the provisions of Section 203. The statute could prohibit or delay mergers or other takeover or change-in-control attempts with respect to Eloquent and, accordingly, may discourage attempts to acquire Eloquent.

CHARTER PROVISIONS. Our bylaws, which will become effective upon the closing of this offering, divide the board of directors into three classes as nearly equal in size as possible with staggered three-year terms. The classification of the board of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Eloquent. In addition, the bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or a special meeting of the stockholders may be taken only if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. The Bylaws also provide that special meetings of the stockholders may be called only by the board of directors, the chairman of the board or the chief executive officer. See "Management -- Board Composition" for additional information relating to the classification of the board of directors.

LIMITATION OF LIABILITY AND INDEMNIFICATION

Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, contains provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, such as:

     -  any breach of the director's duty of loyalty;

     - acts or omissions which involve a lack of good faith, intentional misconduct or a knowing violation of the law;

     - payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law; or

     - any transaction from which the director derives an improper personal benefit.

These provisions do not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws.

Our bylaws, which will become effective upon the closing of this offering, require us to indemnify our directors and executive officers to the fullest extent not prohibited by the Delaware law. We may modify the extent of such indemnification by individual contracts with our directors and executive officers. Further, we may decline to indemnify any director or executive officer in connection with any proceeding initiated by such person, unless such indemnification is expressly required to be made by law or the proceeding was authorized by our board of directors.

We have entered into indemnity agreements with each of our current directors and executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We have the power to indemnify our other officers, employees and other agents, as permitted by Delaware law, but we are not required to do so.

We plan to obtain directors' and officers' liability insurance.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for our common stock is ChaseMellon Shareholder Services, LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding                shares
of common stock (based on common stock outstanding as of September 30, 1999), assuming no exercise of the underwriters' over-allotment option and no exercise
of outstanding options. Of these shares, the                shares sold in this
offering will be freely tradable without restriction under the Securities Act unless purchased by "affiliates" of Eloquent as that term is defined in Rule 144 under the Securities Act.

All of the remaining shares are subject to lock-up agreements generally providing that the stockholder will not:

     - offer, pledge, sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any common stock or any securities convertible into, or exercisable or exchangeable for, common stock; or

     - enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any securities convertible into, or exercisable or exchangeable for, common stock, whether any such transaction above is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of U.S. Bancorp Piper Jaffray Inc. on behalf of the underwriters, for a period of 180 days after the date of this prospectus.

The table below indicates approximately when the restricted stock and stock issuable upon exercise of options and warrants outstanding as of September 30, 1999 as well as warrants issued in our October 1999 subordinated note and warrant financing will be eligible for sale in the public market as a result of the lock-up agreements described above, the operation of Rules 144, 144(k) and 701 and vesting restrictions. Some of the shares that will be eligible for sale in the public market will be subject to volume and other resale restrictions as a result of Rule 144 because the holders are affiliates of Eloquent.

         ELIGIBILITY OF RESTRICTED SHARES FOR SALE IN THE PUBLIC MARKET

                                                              OUTSTANDING   OUTSTANDING   OUTSTANDING
                                                                SHARES        OPTIONS      WARRANTS
                                                              -----------   -----------   -----------
On the effective date of the offering.......................           0             0             0
90 days after the effective date............................           0             0             0
181 days after the effective date...........................  10,611,247     1,310,832       137,887
After 181 days after the effective date.....................           0     1,372,693     1,569,990

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year (including the holding period of any prior owner except an affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     -  1% of the number of shares of common stock then outstanding (which will
        equal approximately                shares immediately after this
        offering); or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about Eloquent. Under Rule 144(k), a person who is not deemed to have been an affiliate of Eloquent at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on Rule 701's resale provisions 90 days after the effective date of this offering. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.

Certain holders of shares of common stock are also entitled to certain rights with respect to registration of such shares of common stock for offer and sale to the public. See "Description of Capital Stock -- Registration Rights."

We intend to file, within 180 days after the effective date of the offering, a Form S-8 registration statement under the Securities Act to register shares issued in connection with option exercises and shares reserved for issuance under our equity incentive plans. Common stock issued upon exercise of options after the effective date of the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and to lock-up agreements.

                                  UNDERWRITING

The underwriters named below, for whom U.S. Bancorp Piper Jaffray Inc., Banc of America Securities LLC and Thomas Weisel Partners LLC are acting as representatives, have agreed to buy, subject to the terms and conditions of the purchase agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

                                                        NUMBER
                    UNDERWRITERS                       OF SHARES
                    ------------                       ---------
U.S. Bancorp Piper Jaffray Inc.......................
Banc of America Securities LLC.......................
Thomas Weisel Partners LLC...........................

                                                       --------
         Total.......................................
                                                       ========

The underwriters have advised us that they propose to offer the shares to the
public at $     per share. The underwriters propose to offer the shares to
certain dealers at the same price less a concession of not more than $     per
share. The underwriters may allow and the dealers may reallow a concession of
not more than $     per share on sales to certain other brokers and dealers.
After this offering, these amounts may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an additional shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth in the prior paragraph. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the per share and total underwriting discount to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

                                         NO EXERCISE    FULL EXERCISE
                                         -----------    -------------
Per share..............................     $               $
Total..................................     $               $

The underwriting discount is an amount equal to the offering price per share to the public of the common stock, less the amount paid by the underwriters to
Eloquent per share of common stock. The underwriting discount is      %.

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The expenses of the offering, exclusive of the underwriting discount, include the Securities and Exchange Commission registration fee, the National Association of Securities Dealers filing fee, the Nasdaq National

Market listing fee, printing expenses, legal fees and expenses, accounting fees and expenses, road show expenses, Blue Sky fees and expenses, transfer agent and registrar fees and other miscellaneous fees. We estimate that these fees and
expenses will be an aggregate of approximately $          . These fees and
expenses are payable entirely by us.

We and each of our directors, executive officers and certain stockholders have agreed to restrictions on our ability to sell additional shares of our common stock for a period of 180 days after the date of this prospectus. We have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of U.S. Bancorp Piper Jaffray. The agreements provide exceptions for:

     -  sales to underwriters pursuant to the purchase agreement;

     - our sales in connection with the exercise of options granted and the granting of options to purchase shares under our existing stock option plans; and

     - certain other exceptions specified in the purchase agreement and lock-up agreements.

Of the                shares of common stock offered by us,
               shares will be reserved for sale to persons designated by us. Total shares reserved for sale to persons designated by us will not exceed 5% of the total shares offered. Shares not sold to these persons will be reoffered immediately by the underwriters to the public at the initial public offering price.

Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager of 76 filed public offerings of equity securities, of which 53 have been completed, and has acted as a syndicate member in an additional 38 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with Eloquent or any of our officers, directors or other controlling persons, except for its contractual relationship with Eloquent under the terms of the underwriting agreement entered into in connection with this offering.

Prior to the offering, there has been no established trading market for our common stock. The initial public offering price will be negotiated by us and the underwriters. The factors considered in determining the initial public offering price will include:

     -  the history of and the prospects for the industry in which we compete;

     -  our past and present operations;

     -  our historical results of operations;

     -  our prospects for future earnings;

     - the recent market prices of securities of generally comparable companies;

     - the general condition of the securities markets at the time of the offering; and

     -  other relevant factors.

We cannot assure you that the initial public offering price of the common stock will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active public market for the common stock will develop and continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

U.S. Bancorp Piper Jaffray acted as placement agent in connection with our sale of exchangeable subordinated notes and warrants to purchase common stock in October 1999. As compensation for those services, we paid U.S. Bancorp Piper Jaffray a cash fee of $1,000,100 and issued to U.S. Bancorp Piper Jaffray 15,000 shares of our common stock. In addition, three individuals affiliated with U.S. Bancorp Piper Jaffray and one individual affiliated with Banc of America Securities LLC participated in our subordinated notes and warrant financing in October 1999. These individuals purchased notes with an aggregate principal amount of $300,000 and acquired warrants to purchase a total of 22,500 shares of common stock. These warrants were exercised in full immediately after they were issued. Rule 2710(c)(7) of the National Association of Securities Dealers' conduct rules prohibits the sale or transfer of the shares for one year from the date of the closing of this offering.

                                 LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for Eloquent by Cooley Godward LLP, San Francisco, California. Certain legal matters will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

The financial statements of Eloquent, Inc., as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

                                 ELOQUENT, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUDITED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 1998, DECEMBER 31, 1997 AND DECEMBER 31,
  1996:
Report of Independent Accountants...........................   F-2
Balance Sheets..............................................   F-3
Statements of Operations....................................   F-4
Statements of Stockholders' Equity..........................   F-5
Statements of Cash Flows....................................   F-6
Notes to Financial Statements...............................   F-7

UNAUDITED CONDENSED FINANCIAL STATEMENTS AS OF AND FOR THE
  NINE MONTHS ENDED SEPTEMBER 30, 1999:
Unaudited Condensed Balance Sheets..........................  F-23
Unaudited Condensed Statements of Operations................  F-24
Unaudited Condensed Statements of Cash Flows................  F-25
Notes to Unaudited Condensed Financial Statements...........  F-26

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Eloquent, Inc:

In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Eloquent, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
August 30, 1999, except
as to Note 11 for which
the date is October 21, 1999

                                 ELOQUENT, INC.

                                 BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                 1997            1998
                                                              -----------    ------------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 4,016,103    $  6,660,939
  Accounts receivable, net of allowances for doubtful
     accounts of $115,075 and $104,950 in 1997 and 1998,
     respectively...........................................    1,454,556       1,981,827
  Deferred production costs.................................      199,763         263,573
  Prepaid expenses..........................................       93,847         109,210
                                                              -----------    ------------
          Total current assets..............................    5,764,269       9,015,549
  Property and equipment, net...............................    2,070,459       2,187,815
  Other assets..............................................      238,275         258,011
                                                              -----------    ------------
          Total assets......................................  $ 8,073,003    $ 11,461,375
                                                              ===========    ============
LIABILITIES
Current liabilities:
  Bank line of credit.......................................  $   200,000    $  1,500,000
  Accounts payable and other liabilities....................    2,111,378       1,955,375
  Capital lease obligation -- current portion...............      486,132         689,891
  Deferred revenue..........................................      415,778         706,422
                                                              -----------    ------------
          Total current liabilities.........................    3,213,288       4,851,688
Capital lease obligation, net of current portion............    1,270,585       1,253,883
                                                              -----------    ------------
          Total liabilities.................................    4,483,873       6,105,571
                                                              -----------    ------------
Commitments and contingencies (Note 6)
STOCKHOLDERS' EQUITY
Convertible preferred stock, $0.001 par value:
  Authorized shares; 7,500,000 shares in 1997 and 7,438,844
     shares
     in 1998................................................
  Issued and outstanding; 5,069,746 shares in 1997 and
     7,159,009 shares
     in 1998................................................        5,070           7,159
  (Liquidation value of $22,412,948)........................
Common stock, $0.001 par value:
  Authorized shares; 15,000,000 shares in 1997 and
     17,000,000 shares
     in 1998................................................
  Issued and outstanding; 3,187,900 shares in 1997 and
     3,471,316 shares
     in 1998................................................        3,188           3,472
Unearned stock-based compensation...........................           --      (2,344,042)
Additional paid-in capital..................................   11,805,321      25,921,704
Accumulated deficit.........................................   (8,224,449)    (18,232,489)
                                                              -----------    ------------
          Total stockholders' equity........................    3,589,130       5,355,804
                                                              -----------    ------------
          Total liabilities and stockholders' equity........  $ 8,073,003    $ 11,461,375
                                                              ===========    ============

   The accompanying notes are an integral part of these financial statements.

                                 ELOQUENT, INC.

                            STATEMENTS OF OPERATIONS

                                                              YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                        1996           1997            1998
                                                     -----------    -----------    ------------
Revenues:
  Content production services......................  $   943,700    $ 3,518,600    $  6,750,200
  Software licenses and maintenance................           --        405,595         993,293
                                                     -----------    -----------    ------------
          Total revenues...........................      943,700      3,924,195       7,743,493
Cost of revenues...................................      405,299      3,766,350       6,175,032
                                                     -----------    -----------    ------------
  Gross margin.....................................      538,401        157,845       1,568,461
                                                     -----------    -----------    ------------
Costs and expenses:
  Sales and marketing..............................      846,269      3,784,703       6,812,416
  Research and development.........................      659,036        845,104       1,509,846
  General and administrative.......................      596,494      1,876,228       2,210,907
  Stock-based compensation.........................           --             --         991,533
                                                     -----------    -----------    ------------
          Total operating expenses.................    2,101,799      6,506,035      11,524,702
                                                     -----------    -----------    ------------
          Loss from operations.....................   (1,563,398)    (6,348,190)     (9,956,241)
Interest expense and other charges.................      (21,080)      (100,211)       (259,343)
Interest income and other income...................       48,800         79,103         207,544
                                                     -----------    -----------    ------------
          Net loss.................................  $(1,535,678)   $(6,369,298)   $(10,008,040)
                                                     -----------    -----------    ------------
Net loss per share:
  Basic and diluted................................  $     (1.97)   $     (4.59)   $      (4.74)
                                                     ===========    ===========    ============
Weighted average shares -- basic and diluted.......      780,661      1,388,023       2,110,982
                                                     ===========    ===========    ============
Pro forma net loss per share:
  Basic and diluted................................                                       (1.21)
  Pro forma weighted average shares -- basic and
     diluted.......................................                                   8,285,462

   The accompanying notes are an integral part of these financial statements.

                                 ELOQUENT, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                 CONVERTIBLE
                                  PREFERRED
                                    STOCK             COMMON STOCK      ADDITIONAL      UNEARNED
                              ------------------   ------------------     PAID-IN     STOCK-BASED    ACCUMULATED
                               SHARES     AMOUNT    SHARES     AMOUNT     CAPITAL     COMPENSATION     DEFICIT         TOTAL
                              ---------   ------   ---------   ------   -----------   ------------   ------------   ------------
BALANCES, JANUARY 1, 1996...    625,000   $ 625    2,880,000   $2,880   $   499,795   $        --    $   (319,473)  $    183,827
  Issuance of common stock
    warrants in exchange for
    services................         --      --           --      --          2,375            --              --          2,375
  Issuance of Series A
    convertible preferred
    stock...................    625,000     625           --      --        499,375            --              --        500,000
  Exercise of stock
    options.................         --      --       75,000      75          5,925            --              --          6,000
  Issuance of Series B
    convertible preferred
    stock...................  1,907,513   1,908           --      --      3,298,090            --              --      3,299,998
  Net loss..................         --      --           --      --             --            --      (1,535,678)    (1,535,678)
                              ---------   ------   ---------   ------   -----------   -----------    ------------   ------------
BALANCES, DECEMBER 31,
  1996......................  3,157,513   3,158    2,955,000   2,955      4,305,560            --      (1,855,151)     2,456,522
  Issuance of Series C
    convertible preferred
    stock...................  1,912,233   1,912           --      --      7,455,796            --              --      7,457,708
  Exercise of stock
    options.................         --      --      232,900     233         37,750            --              --         37,983
  Issuance of common and
    preferred stock warrants
    in exchange for
    services................         --      --           --      --          6,215            --              --          6,215
  Net loss..................         --      --           --      --             --            --      (6,369,298)    (6,369,298)
                              ---------   ------   ---------   ------   -----------   -----------    ------------   ------------
BALANCES, DECEMBER 31,
  1997......................  5,069,746   5,070    3,187,900   3,188     11,805,321            --      (8,224,449)     3,589,130
  Issuance of Series D
    convertible preferred
    stock...................  2,089,263   2,089           --      --     10,653,147            --              --     10,655,236
  Exercise of stock
    options.................         --      --      483,766     484        100,962            --              --        101,446
  Repurchase of unvested
    common stock............         --      --     (200,350)   (200)       (13,301)           --              --        (13,501)
  Unearned stock-based
    compensation............         --      --           --      --      3,335,575    (3,335,575)             --             --
  Amortization of
    stock-based
    compensation............         --      --           --      --             --       991,533              --        991,533
  Issuance of common stock
    warrants in exchange for
    services................         --      --           --      --         40,000            --              --         40,000
  Net loss..................         --      --           --      --             --            --     (10,008,040)   (10,008,040)
                              ---------   ------   ---------   ------   -----------   -----------    ------------   ------------
BALANCES, DECEMBER 31,
  1998......................  7,159,009   $7,159   3,471,316   $3,472   $25,921,704   $(2,344,042)   $(18,232,489)  $  5,355,804
                              =========   ======   =========   ======   ===========   ===========    ============   ============

   The accompanying notes are an integral part of these financial statements.

                                 ELOQUENT, INC.

                            STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                         ----------------------------------------
                                                            1996          1997           1998
                                                         -----------   -----------   ------------
Cash flows from operating activities:
  Net loss.............................................  $(1,535,678)  $(6,369,298)  $(10,008,040)
  Adjustment to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization.....................       60,036       222,532        707,402
     Issuance of warrants in exchange for services.....        2,375         6,215         40,000
     Amortization of stock-based compensation..........           --            --        991,533
     Changes in operating assets and liabilities:
       Accounts receivable.............................     (227,966)   (1,180,820)      (527,271)
       Deferred production costs.......................      (23,156)     (176,607)       (63,810)
       Prepaid expenses................................      (24,381)      (66,605)       (15,363)
       Other assets....................................     (153,393)      (59,663)       (19,736)
       Accounts payable and other liabilities..........      156,418     1,871,232       (156,003)
       Deferred revenue................................      108,230       267,548        290,644
                                                         -----------   -----------   ------------
          Net cash used in operating activities........   (1,637,515)   (5,485,466)    (8,760,644)
                                                         -----------   -----------   ------------
Cash flows from investing activities:
  Acquisition of property and equipment................      (45,603)     (253,026)      (146,315)
  Acquisition and maturity of short-term investments...   (1,178,176)    1,178,176             --
                                                         -----------   -----------   ------------
          Net cash provided by (used in) investing
            activities.................................   (1,223,779)      925,150       (146,315)
                                                         -----------   -----------   ------------
Cash flows from financing activities:
  Proceeds from borrowings under line of credit........           --     1,400,000      3,300,000
  Repayments of borrowings under line of credit........           --    (1,200,000)    (2,000,000)
  Proceeds from issuance of convertible preferred
     stock.............................................    3,799,998     7,457,708     10,655,236
  Proceeds from issuance of common stock...............        6,000        37,983        101,446
  Repurchases of unvested common stock.................           --            --        (13,501)
  Proceeds from working capital line of credit from
     a related party...................................      250,000            --             --
  Repayment of working capital line of credit to
     a related party...................................     (250,000)           --             --
  Payment of principal of capital lease obligations....      (58,595)     (221,283)      (491,386)
                                                         -----------   -----------   ------------
          Net cash provided by financing activities....    3,747,403     7,474,408     11,551,795
                                                         -----------   -----------   ------------
Net increase in cash and cash equivalents..............      886,109     2,914,092      2,644,836
Cash and cash equivalents, beginning of period.........      215,902     1,102,011      4,016,103
                                                         -----------   -----------   ------------
Cash and cash equivalents, end of period...............  $ 1,102,011   $ 4,016,103   $  6,660,939
                                                         ===========   ===========   ============

   The accompanying notes are an integral part of these financial statements.

                                 ELOQUENT, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. FORMATION AND BUSINESS

Eloquent, Inc. was incorporated in Delaware in March 1995. Eloquent produces rich media solutions for business communications. These rich media solutions are used to communicate to target audiences through the combination of video, audio, graphics and text in a synchronized, searchable and navigable format. These rich media presentations can be delivered via the Web, intranets, extranets and CD-ROMs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Eloquent considers all highly liquid investments, purchased with an original or remaining maturity of three months or less, as of the date of purchase, to be cash equivalents and those with an original or remaining maturity, as of the date of purchase, of greater than three months to be short-term investments. At December 31, 1997 and 1998 Eloquent did not hold any securities with an original or remaining maturity, as of the date of purchase, of three months or more.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts of Eloquent's financial instruments including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. Based on borrowing rates currently available to Eloquent for loans with similar terms, the carrying value of the bank line of credit and capital lease obligations approximate fair value.

CERTAIN RISKS AND CONCENTRATIONS

Financial instruments which potentially subject Eloquent to concentrations of credit risk consist principally of trade accounts receivable and cash and cash equivalents.

Substantially all of Eloquent's cash and cash equivalents as of December 31, 1998 are on deposit with two major U.S. financial institutions. Deposits at any point in time may exceed the federally insured limits.

Eloquent supplies a variety of customers and generally does not require collateral against orders. Although Eloquent maintains an allowance for potential credit losses it believes to be adequate, a payment default on a significant sale could materially and adversely affect its operating results and financial condition. At December 31, 1997 four customers accounted for approximately 51% of accounts receivable. At December 31, 1998 no customer accounted for greater than 10% of accounts receivable. For fiscal year 1998, one customer accounted for approximately 13% of revenues.

Eloquent operates in a single business segment that is characterized by rapid technological advances, changes in customer requirements and evolving industry standards. Any failure by Eloquent to anticipate or respond to changes in demand could have a material adverse effect on its business and operating results.

                                 ELOQUENT, INC.

Eloquent relies on a number of third party suppliers for various services. While management believes Eloquent could obtain these services from other qualified suppliers on similar terms and conditions, a disruption in the supply of these services by the current suppliers could have an adverse impact on the business and operating results.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Furniture and equipment.....................................  5 years
Computers and software......................................  3 years

Leasehold improvements are amortized on a straight-line basis over their estimated useful life or their lease term, whichever is less. Assets acquired under capital lease are amortized over the shorter of the estimated useful economic life or the length of the lease. Repairs and maintenance costs are expensed as incurred.

Eloquent periodically evaluates the carrying value of equipment and leasehold improvements held when events and circumstances warrant such a review. When the carrying value of equipment and leasehold improvements is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset.

DEFERRED PRODUCTION COSTS

Costs that relate to uncompleted event production are included in the financial statements as deferred production costs. The deferred production costs at December 31, 1998 are expected to be entirely billed and collected in 1999.

REVENUE RECOGNITION

Eloquent adopted the provisions of Statement of Position 97-2, or SOP 97-2, Software Revenue Recognition, as amended by Statement of Position 98-4, Deferral of Effective Date of Certain Provisions of SOP 97-2, effective January 1, 1998. SOP 97-2 supersedes Statement of Position 91-1, Software Revenue Recognition, and delineates the accounting for software products, products including software that is not incidental to the product and maintenance revenues. Under SOP 97-2, Eloquent recognizes content production revenues upon shipment of the master copy if evidence of an arrangement exists, the fee is fixed and determinable and collection of resulting receivables is probable.

For contracts with multiple obligations, (e.g., undelivered content production events, compact disc duplication, maintenance, end user usage fees, content hosting and other services) revenue is allocated to each component of the contract based on objective evidence of its fair value, which is specific to Eloquent. Eloquent recognizes revenue allocated to undelivered content production events when the criteria for content production revenue set forth above are met. Eloquent recognizes revenue for compact disc duplication upon shipment of the duplicated compact discs.

Software licenses and maintenance include revenues in relation to end user usage fees, software maintenance and content hosting. The revenues for end usage fees are recognized upon shipment, or upon notification by the customer, dependent on the delivery medium. Eloquent recognizes revenues for maintenance and content hosting ratably over the period of the maintenance or content hosting contract.

                                 ELOQUENT, INC.

Prior to the adoption of SOP 97-2, effective January 1, 1998, Eloquent recognized revenues from the sale of content production upon delivery of the master copy if remaining obligations were insignificant and collection of the resulting accounts receivable was probable. Revenues from the duplication of compact disc was recognized upon shipment to the customer. Eloquent recognized revenues from end user usage fees upon shipment, or notification of shipment, to the customer. Revenues from content hosting and maintenance were deferred and recognized ratably over the period of the contract.

ADVERTISING EXPENSE

Eloquent expenses advertising costs as they are incurred. Advertising expenses for fiscal years 1996, 1997 and 1998 were not significant.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred. To date, products have generally reached technological feasibility and have been released for sale at substantially the same time. Accordingly, no software development costs have been capitalized as of December 31, 1998.

STOCK-BASED COMPENSATION

Eloquent accounts for stock-based compensation issued to employees in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, expense is based on the difference, if any, on the date of grant, between the fair value of common stock and the exercise price. Stock issued to non-employees has been accounted for in accordance with SFAS No. 123 and valued using the Black-Scholes option pricing model.

INCOME TAXES

Eloquent accounts for income taxes using the liability method under which, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

NET LOSS PER SHARE

Eloquent computes net loss per share in accordance with SFAS No. 128 Earnings Per Share. Under the provisions of SFAS No. 128 basic net loss per share is computed by dividing the net loss for the period by the weighted average number of vested common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and common stock equivalent shares outstanding during the period. Common equivalent shares are composed of common shares issuable upon conversion of convertible preferred stock (using the if-converted method) and shares issuable upon the exercise of stock options and warrants and are included in the diluted net loss per share to the extent that they are dilutive.

                                 ELOQUENT, INC.

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

                                                              YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                        1996           1997            1998
                                                     -----------    -----------    ------------
NUMERATOR:
  Net loss.........................................  $(1,535,678)   $(6,369,298)   $(10,008,040)
                                                     -----------    -----------    ------------
DENOMINATOR:
  Weighted average common stock outstanding........    2,909,521      3,052,759       3,431,042
  Weighted average unvested common stock subject to
     repurchase....................................   (2,128,859)    (1,664,736)     (1,320,060)
                                                     -----------    -----------    ------------
Denominator for basic and diluted calculation......      780,662      1,388,023       2,110,982
                                                     -----------    -----------    ------------
Basic and diluted net loss per share...............  $     (1.97)   $     (4.59)   $      (4.74)
                                                     -----------    -----------    ------------
ANTIDILUTIVE SECURITIES:
  Options to purchase common stock.................      482,000      1,010,061       1,318,712
  Warrants.........................................       51,637        115,771         137,886
  Convertible preferred stock......................    3,157,513      5,069,746       7,159,009
                                                     -----------    -----------    ------------
                                                       3,691,150      6,195,578       8,615,607
                                                     ===========    ===========    ============

Pro forma net loss per share for the year ended December 31, 1998 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the conversion of preferred stock into common stock effective upon the closing of Eloquent's initial public offering on an as-if converted basis. Pro forma diluted net loss per share is computed using the pro forma weighted average number of common and common equivalent shares outstanding. Common equivalent shares, composed of common shares issuable upon the decrease of stock options and warrants, are not included in diluted net loss per share so such shares are antidulutive.

Pro forma basic and diluted net loss per share is as follows:

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1998
                                                              -----------------
                                                                 (UNAUDITED)
Net loss....................................................    $(10,008,040)
                                                                ============
Shares used in computing basic and diluted net loss per
  share.....................................................       2,110,982
Adjusted to reflect the effect of the assumed conversion of
  all convertible preferred stock from the date of
  issuance..................................................       6,174,480
                                                                ------------
Weighted average shares used in computing pro forma basic
  and diluted net loss per share............................       8,285,462
                                                                ============
Pro forma basic and diluted net loss per share..............    $      (1.21)
                                                                ============

COMPREHENSIVE INCOME (LOSS)

Effective January 1, 1998 Eloquent adopted the provisions of SFAS No. 130, Reporting of Comprehensive Income. This statement requires companies to classify items of other comprehensive income by their components in the financial statements and display the accumulated balance of other comprehensive income separately in the equity section of a statement of financial position. To date, Eloquent has not had any transactions that are required to be reported as other comprehensive income (loss).

                                 ELOQUENT, INC.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. This statement established standards for reporting information about operating segments in annual financial statements. It also established standards for related disclosures about products and services, geographic areas and major customers. The disclosures prescribed by SFAS No. 131 are effective for fiscal years beginning after December 15, 1997. Eloquent has determined that it does not have any separately reportable business segments as of December 31, 1998.

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 Accounting for Costs of Computer Software Developed or Obtained for Internal Use. This standard requires companies to capitalize qualifying computer software costs which are incurred during the application development stage and amortize them over the software's estimated useful life. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. Eloquent will adopt SOP 98-1 for the 1999 fiscal year, but does not expect such adoption to have a material effect on its reported financial results.

In April 1998, AcSEC issued SOP 98-5, Reporting on the Costs of Start-Up Activities. This SOP provides guidance on the financial reporting of start-up costs. It requires the costs of start-up activities and organization costs to be expensed as incurred. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of SOP 98-5 is not expected to have a material impact on the financial statements of Eloquent.

In June 1998, the FASB Issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities, and is effective for fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging
Activities -- Deferral of the Effective Date of FASB Statement No. 133 an amendment of FASB Statement No. 133." SFAS No. 137 defers the application of SFAS No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, however, early application is encouraged. Eloquent will adopt SFAS No. 133 for the 2001 fiscal year, but does not expect such adoption to materially affect the financial statement presentation.

In December 1998, AcSEC released Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition. SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple element arrangements by means of the "residual method" when (1) there is no vendor-specific objective evidence ("VSOE") of the fair values of all the undelivered elements that are not accounted for by means of long-term contract accounting, (2) VSOE of fair value does not exist for one or more of the delivered elements, and (3) all revenue recognition criteria of SOP 97-2 (other than the requirement for VSOE of the fair value of each delivered element) are satisfied. The provisions of SOP 98-9 that extend the deferral of certain paragraphs of SOP 97-2 and SOP 98-9 will be effective for transactions that are entered into in fiscal years beginning after March 15, 1999. Retroactive application is prohibited. Eloquent is currently evaluating the impact of the requirements of SOP 98-9 and the effects, if any, on its current revenue recognition policies.

                                 ELOQUENT, INC.

3. PROPERTY AND EQUIPMENT

                                                         1997          1998
                                                      ----------    ----------
Computer equipment and software.....................  $  262,281    $  286,683
Furniture and fixtures..............................      54,032        66,065
Computer equipment acquired under capital lease
  obligations.......................................   1,588,032     2,330,354
Leasehold improvements under capital lease
  obligations.......................................     450,000       496,000
                                                      ----------    ----------
                                                       2,354,345     3,179,102
Less accumulated depreciation and amortization......    (283,886)     (991,287)
                                                      ----------    ----------
                                                      $2,070,459    $2,187,815
                                                      ==========    ==========

Accumulated amortization on equipment acquired under capital lease obligations was $777,622 and $202,254 as of December 31, 1998 and 1997, respectively.

4. ACCOUNTS PAYABLE AND OTHER LIABILITIES

                                                            DECEMBER 31,
                                                      ------------------------
                                                         1997          1998
                                                      ----------    ----------
Accounts payable....................................  $  741,036    $  783,720
Accrued compensation and related expenses...........     458,195       539,008
Accrued sales and property taxes....................     263,169       414,768
Accrued liabilities.................................     648,978       217,879
                                                      ----------    ----------
                                                      $2,111,378    $1,955,375
                                                      ==========    ==========

5. BANK LINE OF CREDIT AND CAPITAL LEASE OBLIGATIONS

BANK LINE OF CREDIT

At December 31, 1998, Eloquent had a revolving line of credit agreement which provided the ability to borrow a maximum of $3 million. Of the revolving line of credit, $2.5 million was limited to 80% of eligible accounts receivable, as defined, and 60% of backlog. The line of credit, which is collateralized by the assets of Eloquent, matured on July 19, 1999 and required Eloquent to maintain certain financial covenants, including among others, specified levels of net worth and financial ratios. At December 31, 1998, Eloquent was in compliance with all of the financial covenants. Subsequent to December 31, 1998, Eloquent refinanced the revolving line of credit agreement. (See Note 11: Subsequent Events.) Borrowings under the line of credit bears interest at a rate equal to the lender's prime rate. At December 31, 1997 and 1998, the outstanding borrowings under the line of credit totaled $200,000 and $1,500,000, respectively.

CAPITAL LEASE OBLIGATIONS

Eloquent has available a lease line of credit facility which allows for borrowings up to $2,150,000 to finance equipment purchases. Leases bear interest at rates ranging from 9.95% to 10.54%, are collateralized by the underlying equipment, and are payable over the equipment lease term.

                                 ELOQUENT, INC.

Future annual minimum lease payments due under the lease agreements at December 31, 1998 are as follows:

1999...................................................    $  854,981
2000...................................................       776,073
2001...................................................       529,768
2002...................................................        82,368
                                                           ----------
          Total minimum lease payments.................     2,243,190
Less interest..........................................      (299,416)
                                                           ----------
Principal minimum lease payments.......................     1,943,774
Less current portion...................................      (689,891)
                                                           ----------
Long-term obligations under capital leases.............    $1,253,883
                                                           ==========

6. COMMITMENTS AND CONTINGENCIES

OPERATING LEASE OBLIGATIONS

Eloquent leases certain office facilities under noncancelable operating lease arrangements expiring between 2001 and 2002. As of December 31, 1998, future minimum lease commitments under noncancelable operating leases are as follows:

1999...................................................    $1,074,457
2000...................................................     1,102,223
2001...................................................     1,132,064
2002...................................................       324,058
                                                           ----------
                                                           $3,632,802
                                                           ==========

Rental expense for the years ended December 31, 1996, 1997 and 1998 was $32,951, $427,742 and $1,127,125, respectively.

LITIGATION

From time to time Eloquent is subject to legal proceedings and claims in the ordinary course of business. Eloquent is not currently aware of any legal proceedings or claims which it believes will have, individually or in the aggregate, a material adverse effect on its financial position or results of operations.

                                 ELOQUENT, INC.

7. STOCKHOLDERS' EQUITY

CONVERTIBLE PREFERRED STOCK

The convertible preferred stock as of December 31, 1998 comprises:

                                                             NUMBER OF        COMMON
                                              NUMBER OF       SHARES          SHARES
                                               SHARES       ISSUED AND     RESERVED FOR    LIQUIDATION
                                             AUTHORIZED     OUTSTANDING     CONVERSION        VALUE
                                             -----------    -----------    ------------    -----------
Series A...................................   1,250,000      1,250,000      1,250,000      $ 1,000,000
Series B...................................   1,921,964      1,907,513      1,907,513        3,299,998
Series C...................................   1,912,233      1,912,233      1,912,233        7,457,709
Series D...................................   2,354,647      2,089,263      2,089,263       10,655,241
                                              ---------      ---------      ---------      -----------
                                              7,438,844      7,159,009      7,159,009      $22,412,948
                                              =========      =========      =========      ===========

The preferred stock authorized by Eloquent 's Articles of Incorporation may be issued in one or more series.

The rights, preferences and privileges of the Series A, Series B, Series C and Series D preferred stockholders are as follows:

     Conversion

     Each share of the Series A, Series B, Series C and Series D preferred stock shall be convertible at the option of the holder, at any time after the date of issuance, into one fully paid and nonassessable share of common stock.

     Conversion is automatic upon either the closing of a public offering of the Eloquent's common stock at a purchase price of not less than $5.10 per share and total proceeds of at least $15,000,000 or, for each series, at the election of two-thirds of the outstanding preferred stockholders of that series.

     Dividends

     Series A, Series B, Series C and Series D preferred stockholders are entitled to noncumulative dividends at a rate of ten percent of the original issue price per share per annum when and if declared by the Board of Directors. The Series A, Series B, Series C and Series D preferred stockholders are entitled to participate in all dividends paid to common stockholders in equal amount per share, on an as-if-converted basis, to the amount paid for each common share. As of December 31, 1998, no dividends have been declared.

     Voting Rights and Liquidation Preference

     Series A, B, C and D preferred stock have voting rights equal to the number of shares of common stock into which the preferred stock will convert.

     The Series A, Series B, Series C and Series D preferred stock have a liquidation preference of $0.80, $1.73, $3.90 and $5.10, respectively, subject to adjustment for splits and other recapitalizations, plus all declared but unpaid dividends. If funds are insufficient for full payment of these amounts, all assets and funds of Eloquent legally available will be distributed ratably among the holders of preferred stock. If funds are sufficient for full payment of these amounts, the holders of each share of preferred

                                 ELOQUENT, INC.

     stock will receive, from legally available funds, additional payment to a maximum of $4.75 per share. Thereafter, should any funds be available for distribution, these shall be distributed ratably amongst the common stockholders.

CONVERTIBLE PREFERRED STOCK WARRANTS

In May 1997, in conjunction with a short-term financing arrangement, Eloquent issued fully exercisable warrants to purchase 14,451 shares of Series B convertible preferred stock at a price of $1.73 per share which expire May 12, 2002. The fair value of these warrants was recorded as an expense in the year ended December 31, 1997.

COMMON STOCK

Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of the holders of all classes of stock outstanding having priority rights as to dividends.

At December 31, 1998, Eloquent had reserved shares of common stock for future issuance as follows:

Convertible preferred stock...............................  7,159,009
Warrants..................................................    137,886
Stock option plan.........................................  2,113,724
                                                            ---------
                                                            9,410,619
                                                            =========

FOUNDERS COMMON STOCK

Certain common stock was issued to the founders and is subject to repurchase should the founders cease to be employed for any reason. Shares vest ratably over a five year period. At December 31, 1997 and 1998, approximately 1,075,100 and 4,389,000 shares, respectively, were subject to repurchase at the original purchase price of $0.01.

COMMON STOCK WARRANTS

In 1995, Eloquent issued fully exercisable warrants to purchase 37,187 shares of common stock for $0.80 per share in connection with a capital lease facility. The warrants expire November 30, 2002. The fair value of these warrants was recorded as an expense in the year ended December 31, 1995.

In 1996, Eloquent issued fully exercisable warrants to purchase 14,450 shares of common stock for $0.173 per share in connection with working capital obtained from a related party. The warrants expire July 10, 2001 or upon an initial public offering. The fair value of these warrants was recorded as an expense in the year ended December 31, 1996.

In 1997, Eloquent issued fully exercisable warrants to purchase 34,683 and 15,000 shares of common stock for $1.73 and $3.60 per share, respectively, in connection with capital lease arrangements. The warrants expire March 31, 2004. The fair value of these warrants was recorded as an expense in the year ended December 31, 1997.

                                 ELOQUENT, INC.

In 1998, Eloquent issued fully exercisable warrants to purchase 22,115 shares of common stock for $3.90 per share in connection with a capital lease arrangement. The warrants expire March 2005. The fair value was recorded as an expense in the year ended December 31, 1998.

The aforementioned common stock warrants were valued by Eloquent using the Black-Scholes option pricing model.

Warrant activity is as follows:

                                                                 WARRANTS OUTSTANDING
                                                              --------------------------
                                                                              PRICE
                        DESCRIPTION                           SHARES        PER SHARE
                        -----------                           -------    ---------------
Balance, December 31, 1995..................................   37,187    $          0.80
Warrants granted............................................   14,450    $         0.173
                                                              -------    ---------------
Balance, December 31, 1996..................................   51,637    $ 0.173 - $0.80
Warrants granted............................................   49,683    $ 1.73  - $3.90
                                                              -------    ---------------
December 31, 1997...........................................  101,320    $ 0.173 - $3.90
Warrants granted............................................   22,115    $          3.90
                                                              -------    ---------------
Balance, December 31, 1998..................................  123,435    $ 0.173 - $3.90
                                                              =======    ===============

At December 31, 1998, none of the warrants had been exercised.

COMMON STOCK OPTION PLAN

Eloquent has two stock option plans (collectively, "the Plans") under which 2,844,500 shares of common stock have been authorized for issuance of stock options to employees, directors, or consultants. Both Plans are constituted and operated under similar terms and conditions. Under the terms of the Plans, incentive options may be granted to employees, and nonstatutory options may be granted to employees, directors and consultants, at prices no less than 100% and 85%, respectively, of the fair market value of Eloquent's common stock at the date of grant, as determined by the Board of Directors. For 10% stockholders, options may be granted at prices not less than 110% of the fair market value of the common stock on the date of grant.

Options granted under the Plans prior to November 1998 generally become exercisable immediately and vest at 20% upon completion of one year from the vesting commencement date and ratably 1/60 each month thereafter. The options expire ten years from the date of grant, and Eloquent holds the right to repurchase unvested shares issued pursuant to their exercise at the original exercise price. In November 1998, Eloquent adjusted the terms of prospective option grants under the Plans. Grants after November 1998 generally vest at 25% upon completion of one year from the vesting commencement date and ratably 1/48 each month thereafter and become exercisable immediately.

                                 ELOQUENT, INC.

Stock option activity under the Plans is summarized as follows:

                                                             OPTIONS OUTSTANDING
                                              --------------------------------------------------
                                              SHARES AVAILABLE      SHARES      WEIGHTED AVERAGE
                                                 FOR GRANT       UNDER OPTION    EXERCISE PRICE
                                              ----------------   ------------   ----------------
Shares reserved.............................      1,070,000
Options granted.............................       (569,000)         569,000         $0.13
Options exercised...........................             --          (75,000)        $0.08
Options canceled............................         12,000          (12,000)        $0.08
                                                 ----------       ----------
Balance, December 31, 1996..................        513,000          482,000         $0.14
Additional shares reserved..................        619,500
Options granted.............................       (884,561)         884,561         $0.25
Options exercised...........................             --         (232,900)        $0.16
Options canceled............................        123,600         (123,600)        $0.13
                                                 ----------       ----------
Balance, December 31, 1997..................        371,539        1,010,061         $0.23
Additional shares reserved..................      1,155,000
Options granted.............................     (1,061,934)       1,061,934         $0.59
Options exercised...........................             --         (483,766)        $0.21
Options canceled............................        269,517         (269,517)        $0.23
                                                 ----------       ----------
Balance, December 31, 1998..................        734,122        1,318,712         $0.49
                                                 ==========       ==========

The options outstanding and currently vested by exercise price at December 31, 1998 were as follows:

                  OPTIONS OUTSTANDING
           ----------------------------------
                        WEIGHTED                  VESTED OPTIONS
                         AVERAGE                ------------------
                        REMAINING    WEIGHTED             WEIGHTED
EXERCISE               CONTRACTUAL   AVERAGE              AVERAGE
 PRICE      SHARES        LIFE        PRICE     SHARES     PRICE
--------   ---------   -----------   --------   -------   --------
 $0.08        16,600      7.12        $0.08      11,100    $0.08
 $0.17       307,902      8.20        $0.17     105,434    $0.17
 $0.39       655,479      9.08        $0.39     122,295    $0.39
 $1.00       338,731      9.68        $1.00      25,853    $1.00
           ---------                            -------
           1,318,712                            264,682
           =========                            =======

FAIR VALUE DISCLOSURES

Eloquent calculated the minimum fair value of each option grant on the date of grant using the minimum value option pricing model as prescribed by SFAS No. 123 using the following assumptions:

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                         1996     1997     1998
                                                         -----    -----    -----
Risk-free interest rate................................  6.27%    6.21%    5.21%
Expected life..........................................     5        5        5
Dividend yield.........................................    --       --       --

The weighted average fair value of the options granted in 1996, 1997 and 1998 are $0.13, $0.25 and $3.69.

                                 ELOQUENT, INC.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. Eloquent's pro forma information follows:

                                              YEAR ENDED DECEMBER 31,
                                     ------------------------------------------
                                        1996           1997            1998
                                     -----------    -----------    ------------
Net loss...........................  $(1,535,678)   $(6,369,298)   $(10,008,040)
                                     ===========    ===========    ============
Net loss -- FAS 123 adjusted.......  $(1,539,731)   $(6,389,860)   $(10,066,083)
                                     ===========    ===========    ============
Net loss per share as reported
Basic and diluted..................  $     (1.97)   $     (4.59)   $      (4.74)
                                     ===========    ===========    ============
Net loss per share -- FAS 123
  adjusted
Basic and diluted..................  $     (1.97)   $     (4.60)   $      (4.76)
                                     ===========    ===========    ============

The effects of applying SFAS 123 in this pro forma disclosure may not be indicative of future amounts. Additional rewards in future years are anticipated.

STOCK-BASED COMPENSATION

In connection with certain stock option grants during the year ended December 31, 1998, Eloquent recorded unearned stock-based compensation totaling $3,335,575, which is being amortized over the vesting periods of the related options which is generally four to five years. Amortization of this stock-based compensation recognized during the year ended December 31, 1998 totaled $991,533. No stock-based compensation was recorded in fiscal years 1996 and 1997.

If the stock-based compensation for year ended December 31, 1998 had been allocated across the relevant functional expense categories within operating expenses, it would be allocated as follows:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
Cost of revenues............................................    $149,555
Sales and marketing.........................................     242,134
Research and development....................................     239,161
General and administrative..................................     360,683
                                                                --------
                                                                $991,533
                                                                ========

8. SUPPLEMENTAL CASH FLOW INFORMATION

                                                          1996          1997           1998
                                                        ---------    -----------    ----------
Supplemental Cash Flow Information:
  Cash paid for interest..............................  $ (19,932)   $   (99,809)   $ (259,720)
                                                        =========    ===========    ==========
Noncash investing and financing activities:
  Assets acquired under capital leases................  $(255,859)   $(1,698,954)   $ (678,443)
                                                        =========    ===========    ==========
  Stock-based compensation............................  $      --    $        --    $3,335,575
                                                        =========    ===========    ==========

                                 ELOQUENT, INC.

9. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of deferred tax assets for federal and state income taxes are as follows:

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997           1998
                                                              -----------    -----------
State taxes.................................................  $       272    $     1,663
Depreciation and amortization...............................      (64,620)       (44,244)
Other.......................................................      312,157        529,739
Research and development credits............................       86,057        102,663
Net operating losses........................................    2,730,911      6,192,132
                                                              -----------    -----------
Net deferred tax asset......................................    3,064,777      6,781,953
Less valuation allowance....................................   (3,064,777)    (6,781,953)
                                                              -----------    -----------
                                                              $        --    $        --
                                                              ===========    ===========

Eloquent has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. Management evaluates on an annual basis the recoverability of the deferred tax assets and the level of the valuation allowance. At such time as it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced.

Eloquent's effective tax rate differs from the statutory federal income tax rate as shown in the following schedule:

                                                               DECEMBER 31,
                                                              --------------
                                                              1997      1998
                                                              ----      ----
Statutory federal income tax rate...........................  (34)%     (34)%
Valuation allowance on deferred tax assets..................   34        34
                                                              ---       ---
          Effective tax rate................................   --%       --%
                                                              ===       ===

At December 31, 1998, Eloquent had federal and state net operating loss carryforwards of approximately $15,618,977 and $15,111,744, respectively, and a total of federal and state research and development tax credit carryforwards of $301,950. Eloquent's net operating loss carryforwards, as well as credit carryforwards, expire between the years 2003 and 2018, if not utilized.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. If Eloquent should have an ownership change, as defined, utilization of the carryforwards would be restricted.

10. 401(k) SAVINGS PLAN

Eloquent has a savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code, under which, participating employees may defer a percentage (not to exceed 15%) of their eligible pretax earnings up to the Internal Revenue Service's annual contribution limit. All employees of Eloquent are eligible to participate in the Savings Plan. Eloquent is not required to contribute to the Savings Plan and has made no contributions since the inception of the Savings Plan.

                                 ELOQUENT, INC.

11. SUBSEQUENT EVENTS

LINE OF CREDIT AGREEMENT

On July 14, 1999, Eloquent entered into a revolving line of credit agreement with a financial institution. The line of credit allows for borrowings up to the lesser of $5,000,000 or 85% of eligible receivables, as defined, plus 75% of the unbilled receivables, as defined, plus $3,000,000 at any time outstanding. The interest rate is the highest prime rate, as defined, plus 2% per annum for formula loans and 3.5% per annum for non-formula loans. The interest rate shall not exceed 9% per annum. In conjunction with the revolving line of credit, Eloquent provided the lender with warrants to purchase 70,000 shares of common stock at $5.10 per share. The warrants expire July 2006. Eloquent valued the warrants using the Black-Scholes option pricing models at $402,570. This was estimated using the following assumptions: dividend yield of 0%; volatility of 55%; risk free interest rate of 5.94% and a term of 7 years. The value will be amortized over the term of the facility.

SALE OF $20.0 MILLION OF CONVERTIBLE NOTES AND DETACHABLE WARRANTS TO PURCHASE 1,500,000 SHARES OF COMMON STOCK

On October 20, 1999, Eloquent sold convertible notes and detachable warrants to purchase 1,500,000 shares of common stock for aggregate gross consideration of $20.0 million. In conjunction with the sale of the notes Eloquent incurred $1.4 million in debt issuance costs.

The notes mature on October 20, 2004 and bear interest at 12% per annum. The notes are required to be automatically repaid when certain conditions are met, including (i) a 50 percent change in ownership, (ii) sale of all, or substantially all, of Eloquent's assets, (iii) merger or consolidation of Eloquent with a third party, or (iv) the completion of an initial public offering of common stock.

After December 31, 2000, the investors, at their option, may convert the notes to Series E preferred stock at an initial conversion rate of $8 per share, subject to certain anti-dilutive provisions. This gives rise to a beneficial conversion feature of $5.0 million, based on the fair value of common stock at the date of the sale of the notes and detachable warrants.

In conjunction with the sale of the notes, Eloquent issued to the investors detachable warrants to purchase 1,500,000 shares of common stock with an exercise price of $0.01 per share. The warrants expire the earlier of 5 years after the repayment of the notes or October 20, 2006.

The gross consideration received from the notes will be allocated between the notes and the warrants in accordance with Accounting Principles Board Opinion No. 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants." as follows:

Long term notes payable.....................................  $12,500,000
Warrants....................................................    7,500,000
                                                              -----------
Gross consideration.........................................  $20,000,000
                                                              ===========

The beneficial conversion feature valued at $5,000,000 will be recorded as a further discount on the sale of the notes.

The debt issuance costs and the discount resulting from the issuance of the warrants will be amortized to interest expense over the life of the notes. The beneficial conversion feature will be amortized over the one year period up to the earliest conversion date.

                                 ELOQUENT, INC.

EMPLOYEE STOCK PURCHASE PLAN

In October 1999, the Board approved the Employee Stock Purchase Plan covering an aggregate of 700,000 shares of common stock. The Employee Stock Purchase Plan will become effective on the effective date of the initial public offering and is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended.

EQUITY INCENTIVE PLAN

In October 1999, the Board approved Eloquent's 1999 Equity Incentive Plan. The 1999 Equity Incentive Plan will become effective on the effective date of the initial public offering and will terminate in October 2009, unless terminated earlier by the Board of Directors. The plan provides for the grant of incentive stock options, nonstatutory stock options and other equity instruments. Upon the effectiveness of the plan, shares available under existing incentive plans will become authorized for issuance under the plan.

                           [INTENTIONALLY LEFT BLANK]

                                 ELOQUENT, INC.

                            CONDENSED BALANCE SHEETS
                                  (UNAUDITED)

                                                                                       PRO FORMA
                                                    DECEMBER 31,    SEPTEMBER 30,    SEPTEMBER 30,
                                                        1998            1999             1999
                                                    ------------    -------------    -------------
ASSETS
Current assets:
  Cash and cash equivalents.......................  $  6,660,939    $  3,431,202      $19,644,308
  Accounts receivable, net allowance for doubtful
     accounts of $104,950 and $343,528,
     respectively.................................     1,981,827       3,163,752        3,163,752
  Deferred production costs.......................       263,573         111,802          111,802
  Prepaid expenses................................       109,210         236,789          236,789
                                                    ------------    ------------      -----------
          Total current assets....................     9,015,549       6,943,545       23,156,651
  Property and equipment, net.....................     2,187,815       2,025,540        2,025,540
  Deferred charges................................            --         421,457        1,283,676
  Deposits........................................       258,011         298,180          298,180
                                                    ------------    ------------      -----------
          Total assets............................  $ 11,461,375    $  9,688,722      $26,764,047
                                                    ============    ============      ===========
LIABILITIES
Current liabilities:
  Bank line of credit.............................  $  1,500,000    $  5,520,656      $ 2,963,087
  Accounts payable and other liabilities..........     1,955,375       2,867,479        2,867,479
  Capital lease obligation -- current portion.....       689,891         690,629          690,629
  Deferred revenue................................       706,422         553,150          553,150
                                                    ------------    ------------      -----------
          Total current liabilities...............     4,851,688       9,631,914        7,074,345
Capital lease obligation, net of current
  portion.........................................     1,253,883         888,774          888,774
Long term notes payable...........................            --              --        7,500,000
                                                    ------------    ------------      -----------
          Total liabilities.......................     6,105,571      10,520,688       15,463,119
                                                    ------------    ------------      -----------
STOCKHOLDERS' EQUITY (DEFICIT)
Convertible preferred stock, $0.001 par value:
  Authorized shares; 7,438,844 shares (actual) at
     December 31, 1998 and September 30, 1999 and
     10,000,000 shares (pro forma) at September
     30, 1999
  Issued and outstanding $7,159,009 shares
     (actual) at December 31, 1998 and September
     30, 1999 and no shares (pro forma) at
     September 30, 1999...........................         7,159           7,159               --
Common stock, $0.001 par value:
  Authorized shares; 17,000,000 shares (actual) at
     December 31, 1999 and September 30, 1999
     17,000,000 shares (pro forma) at September
       30, 1999
  Issued and outstanding 3,471,316 shares at
     December 31, 1998 and 3,452,238 shares
     (actual) 10,648,747 shares (pro forma) at
     September 30, 1999...........................         3,472           3,452           10,649
Unearned stock-based compensation.................    (2,344,042)     (8,209,918)      (8,209,918)
Additional paid-in capital........................    25,921,704      35,645,885       47,778,741
Accumulated deficit...............................   (18,232,489)    (28,278,544)     (28,278,544)
                                                    ------------    ------------      -----------
          Total stockholders' equity (deficit)....     5,355,804        (831,966)      11,300,928
                                                    ------------    ------------      -----------
          Total liabilities and stockholders'
            equity
            (deficit).............................  $ 11,461,375    $  9,688,722      $26,764,047
                                                    ============    ============      ===========

   The accompanying notes are an integral part of these financial statements.

                                 ELOQUENT, INC.

                       CONDENSED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                    NINE MONTHS ENDED
                                                              ------------------------------
                                                              SEPTEMBER 30,    SEPTEMBER 30,
                                                                  1998             1999
                                                              -------------    -------------
                                                               (UNAUDITED)      (UNAUDITED)
Revenues:
  Content production services...............................   $ 5,134,577     $  6,404,774
  Software licenses and maintenance.........................       676,632        1,591,034
  Professional services.....................................            --          379,482
                                                               -----------     ------------
          Total.............................................     5,811,209        8,375,290
Cost of revenues............................................     4,596,089        5,097,130
                                                               -----------     ------------
  Gross margin..............................................     1,215,120        3,278,160
                                                               -----------     ------------
Costs and expenses:
  Sales and marketing.......................................     4,832,501        5,683,805
  Research and development..................................     1,110,847        1,416,367
  General and administrative................................     1,546,381        2,586,594
  Stock-based compensation..................................       579,931        3,342,146
                                                               -----------     ------------
          Total operating expenses..........................     8,069,660       13,028,912
                                                               -----------     ------------
          Loss from operations..............................    (6,854,540)      (9,750,752)
Interest expense and other charges..........................      (207,270)        (418,594)
Interest income and other income............................       119,839          123,291
                                                               -----------     ------------
          Net loss..........................................   $(6,941,971)    $(10,046,055)
                                                               ===========     ============
Net loss per share:
  Basic and diluted.........................................   $     (3.49)    $      (3.06)
Weighted average shares -- basic and diluted................     1,989,998        3,285,615
Pro forma net loss per share:
  Basic and diluted.........................................                   $      (0.96)
Pro forma weighted average shares -- basic and diluted......                     10,444,624

   The accompanying notes are an integral part of these financial statements.

                                 ELOQUENT, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                    NINE MONTHS ENDED
                                                              ------------------------------
                                                              SEPTEMBER 30,    SEPTEMBER 30,
                                                                  1998             1999
                                                              -------------    -------------
                                                               (UNAUDITED)      (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................................   $(6,941,971)    $(10,046,055)
  Adjustment to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization..........................       513,094          697,411
     Amortization of stock-based compensation...............       579,931        3,342,146
     Changes in operating assets and liabilities:
       Accounts receivable..................................      (415,654)      (1,152,045)
       Deferred production costs............................       (36,037)         151,771
       Prepaid expenses.....................................      (167,178)        (157,459)
       Other................................................       (19,737)         (40,169)
       Accounts payable and other liabilities...............      (317,501)         912,104
       Deferred revenue.....................................        32,263         (153,272)
                                                               -----------     ------------
          Net cash used in operating activities.............    (6,772,790)      (6,445,568)
                                                               -----------     ------------
Cash flows from investing activities:
  Acquisition of property and equipment.....................      (163,526)        (336,828)
                                                               -----------     ------------
          Net cash used in investing activities.............      (163,526)        (336,828)
                                                               -----------     ------------
Cash flows from financing activities:
  Proceeds from borrowings under line of credit.............      (200,000)       7,119,673
  Repayments of borrowings under line of credit.............            --       (3,099,017)
  Debt issue costs..........................................            --          (70,550)
  Proceeds from issuance of redeemable convertible preferred
     stock, net of issuance costs...........................    10,655,236               --
  Proceeds from issuance of common stock....................        91,893          215,882
  Repurchase of common stock................................            --         (102,313)
  Capital lease payment.....................................      (322,380)        (511,016)
                                                               -----------     ------------
          Net cash provided by financing activities.........    10,224,749        3,552,659
                                                               -----------     ------------
Net increase in cash and cash equivalents...................     3,288,433       (3,229,737)
Cash and cash equivalents, beginning of period..............     4,016,103        6,660,939
                                                               -----------     ------------
Cash and cash equivalents, end of period....................   $ 7,304,536     $  3,431,202
                                                               ===========     ============

   The accompanying notes are an integral part of these financial statements.

                                 ELOQUENT, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. FORMATION AND BUSINESS

Eloquent, Inc. was incorporated in Delaware in March 1995. Eloquent produces rich media solutions for business communications. These rich media solutions are used to communicate to target audiences through the combination of video, audio, graphics and text in a synchronized, searchable and navigable format. These rich media presentations can be delivered via the Web, intranets, extranets and CD-ROMs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF PREPARATION

In the opinion of management, the accompanying unaudited condensed financial statements included herein have been prepared on a consistent basis with prior periods reported financial statements and include all material adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of Eloquent's financial position as of September 30, 1999 and its results of operations and cash flows for the nine months ended September 30, 1999 and 1998. The results of operations and cash flows for the nine months ended September 30, 1999 and 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999 and 1998. These condensed unaudited financial statements should be read in conjunction with Eloquent's audited financial statements for the year ended December 31, 1998.

Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations of the Securities and Exchange Commission, although Eloquent believes that the disclosures in the unaudited interim financial results are adequate to ensure that the information presented is not misleading.

NET LOSS PER SHARE

Eloquent computes net loss per share in accordance with SFAS No. 128 Earnings Per Share. Under the provisions of SFAS No. 128 basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and common stock equivalent shares outstanding during the period. Common equivalent shares, are composed of common shares issuable upon conversion of convertible preferred stock (using the if-converted method) and shares issuable upon the exercise of stock options and warrants are included in the diluted net loss per share to the extent that such shares are dilutive.

                                 ELOQUENT, INC.

                                  (UNAUDITED)

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

                                                                    NINE MONTHS ENDED
                                                              ------------------------------
                                                              SEPTEMBER 30,    SEPTEMBER 30,
                                                                  1998             1999
                                                              -------------    -------------
NUMERATOR:
  Net loss..................................................   $(6,941,971)    $(10,046,055)
                                                               ===========     ============
DENOMINATOR:
  Weighted average common shares outstanding................     3,373,422        3,760,289
  Weighted average unvested common shares subject to
     repurchase.............................................    (1,383,424)        (474,674)
                                                               -----------     ------------
Denominator for basic and diluted calculation...............     1,989,998        3,285,615
                                                               ===========     ============
Basic and diluted net loss per share........................   $     (3.49)    $      (3.06)
                                                               -----------     ------------
ANTIDILUTIVE SECURITIES:
  Options to purchase common stock..........................     1,297,231        2,678,525
  Warrants..................................................       137,886          207,886
  Convertible preferred stock...............................     7,159,009        7,159,009
                                                               -----------     ------------
                                                                 8,594,126       10,045,420
                                                               ===========     ============

Pro forma net loss per share for the nine months ended September 30, 1999 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of preferred stock into common stock effective upon the closing of Eloquent's initial public offering on an as-if converted basis. Pro forma diluted net loss per share is computed using the pro forma weighted average number of common and common equivalent shares outstanding. Common equivalent shares, composed of common shares issuable upon the decrease of stock options and warrants, are not included in diluted net loss per share so such shares are antidulutive.

Pro forma basic and diluted net loss per share is as follows:

                                                              NINE MONTHS ENDED
                                                              SEPTEMBER 30, 1999
                                                              ------------------
Net loss....................................................     $(10,046,055)
                                                                 ============
Shares used in computing basic and diluted net loss per
  share.....................................................        3,285,615
Adjusted to reflect the effect of the assumed conversion of
  all convertible preferred stock from the date of
  issuance..................................................        7,159,009
                                                                 ------------
Weighted average shares used in computing pro forma basic
  and diluted net loss per share............................       10,444,624
                                                                 ============
Pro forma basic and diluted net loss per share..............     $      (0.96)
                                                                 ============

                                 ELOQUENT, INC.

                                  (UNAUDITED)

PRO FORMA SEPTEMBER 30, 1999

Effective upon the closing of Eloquent's initial public offering all outstanding shares of preferred stock will convert into 7,159,009 shares of common stock.

On October 20, 1999, Eloquent sold $20.0 million of subordinated notes and 1,500,000 detachable warrants (See Note 8 "Subsequent Events"). In connection with the sale of the notes, Eloquent issued 15,000 shares of common stock as partial payment of a placement agent fee. Of the 1,500,000 detachable warrants, 22,500 will be exercised upon the closing of Eloquent's initial public offering. Eloquent is required to use $2.6 million of the expected $18.8 million in net proceeds from the initial sale of the notes to repay a portion of their existing bank line of credit.

The pro forma effect of these events has been presented as a separate column in the company's balance sheet, assuming the sale of the subordinated notes and related events, as noted above had occurred as of September 30, 1999.

COMPREHENSIVE INCOME (LOSS)

Effective January 1, 1998 Eloquent adopted the provisions of SFAS No. 130, Reporting of Comprehensive Income. This statement requires companies to classify items of other comprehensive income by their components in the financial statements and display the accumulated balance of other comprehensive income separately in the equity section of a statement of financial position. To date, Eloquent has not had any transactions that are required to be reported as other comprehensive income (loss).

RECENT ACCOUNTING PRONOUNCEMENTS

In April 1998, AcSEC issued Statement of Position No. 98-5, Reporting on the Costs of Start-Up Activities. This SOP provides guidance on the financial reporting of start-up costs. It requires the costs of start-up activities and organization costs to be expensed as incurred. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of SOP No. 98-5 will not have a material impact on the financial statements of Eloquent.

In June 1998, the FASB Issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities, and is effective for fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging
Activities -- Deferral of the Effective Date of FASB Statement No. 133 an amendment of FASB Statement No. 133." SFAS No. 137 defers the application of SFAS No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, however, early application is encouraged. Eloquent will adopt SFAS No. 133 for the 2001 fiscal year, but does not expect such adoption to materially affect financial statement presentations.

In December 1998, AcSEC released Statement of Position 98-9. Modification of SOP 97-2, "Software Revenue Recognition." SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple element arrangements by means of the "residual method" when (1) there is no vendor-specific objective evidence ("VSOE") of the fair value of all the undelivered elements that are not accounted for by means of long-term contract accounting, (2) VSOE of fair value does not exist for one or more of the delivered elements, and (3) all revenue recognition criteria of SOP 97-2 (*other than the requirement for VSOE of the fair value of each delivered element) are satisfied. The provisions of SOP 98-9 that extend

                                 ELOQUENT, INC.

                                  (UNAUDITED)

the deferral of certain paragraphs of SOP 97-2 became effective December 15. 1998. These paragraphs of SOP 97-2 and SOP 98-9 will be effective to transactions that are entered into in fiscal years beginning after March 15, 1999. Retroactive application is prohibited. The Company is currently evaluating the impact of the requirements of SOP 98-9 and the effects, if any, on its current revenue recognition policies.

3. DEFERRED CHARGES

In conjunction with the revolving line of credit, Eloquent issued to the lender warrants to purchase 70,000 shares of common stock at $5.10 per share. The warrants expire July 2006. Eloquent valued the warrants using the Black-Scholes option pricing models at $402,570, and has recorded the value of the warrants as debt issuance costs. Debt issue costs are being amortized over the life of the revolving credit facility which is 18 months. This was estimated using the following assumptions: dividend yield of 0%; volatility of 55%; risk free interest rate of 5.94% and the expected life of 7 years.

In connection with the issuance of $20.0 million of convertible notes (see Note 8, "Subsequent Events") Eloquent has incurred costs of $70,550. These costs have been recorded as debt issue costs and will be amortized over the life of the notes.

4. BANK LINE OF CREDIT AND CAPITAL LEASE OBLIGATIONS

BANK LINE OF CREDIT

On July 14, 1999, Eloquent entered into a revolving line of credit agreement with a financial institution. The line of credit allows for borrowings up to the lesser of $5,000,000 or 85% of the company's eligible receivables, as defined, plus 75% of the unbilled receivables, as defined, plus $3,000,000 at any time outstanding. This line of credit replaces a $2.5 million credit agreement that expired as of July 19, 1999. The interest rate is the highest prime rate, as defined, plus 2% per annum for formula loans and 3.5% per annum for non-formula loans. The interest rate shall not exceed 9% per annum. At December 31, 1998 and September 30, 1999, the outstanding borrowings under the respective lines of credit totaled $1,500,000 and $5,520,656, respectively.

CAPITAL LEASE OBLIGATIONS

On August 5, 1999, Eloquent entered into a lease line of credit agreement with a financial intermediary. The line of credit allows for principal borrowings of up to $1,500,000. The ability to finance principal expires on the earlier of reaching the $1,500,000 limit or July 31, 2000. The agreement replaces Eloquent's previous lease line of credit agreement that expired in the third quarter of 1999. Leases bear interest at rates ranging from 9.95% to 10.54%, are collateralized by the underlying equipment, and are payable over the equipment lease term.

5. COMMITMENTS AND CONTINGENCIES

LITIGATION

From time to time Eloquent is subject to legal proceedings and claims in the ordinary course of business. Eloquent is not currently aware of any legal proceedings or claims which Eloquent believes will have, individually or in the aggregate, a material adverse effect on Eloquent's financial position or results of operations.

                                 ELOQUENT, INC.

                                  (UNAUDITED)

6. STOCKHOLDERS' EQUITY

Stock option activity under the Eloquent's stock option plans, is summarized as follows:

                                                              OPTION OUTSTANDING
                                              --------------------------------------------------
                                              SHARES AVAILABLE      SHARES      AVERAGE WEIGHTED
                                                 FOR GRANT       UNDER OPTION    EXERCISE PRICE
                                              ----------------   ------------   ----------------
Balance, December 31, 1997..................        371,539       1,010,061          $0.23
Additional shares reserved..................      1,155,000              --          $  --
Options granted.............................     (1,061,934)      1,061,934          $0.59
Options exercised...........................             --        (483,766)         $0.29
Options canceled............................        269,517        (269,517)         $0.23
                                                 ----------       ---------
Balance, December 31, 1998..................        734,122       1,318,712          $0.49
                                                 ----------       ---------
Additional shares reserved..................      1,760,000              --          $  --
Options granted.............................     (2,268,300)      2,268,300          $1.04
Options exercised...........................             --        (323,510)         $0.67
Options canceled............................        579,977        (579,977)         $0.45
                                                 ----------       ---------
Balance, September 30, 1999.................        805,799       2,683,525          $0.93
                                                 ==========       =========

STOCK BASED COMPENSATION

In connection with certain stock option grants during the nine months ended September 30, 1998 and 1999, Eloquent recorded unearned stock-based compensation totaling $2,528,671 and $9,208,022, respectively, which is being amortized over the vesting periods of the related options which is generally four to five years. Amortization of this stock-based compensation recognized during the nine months ended September 30, 1998 and 1999 totaled approximately $579,931 and $3,342,126, respectively.

Stock option grants during the nine months ended September 30, 1999 included 1,370,000 of common stock option granted to executive officers of Eloquent.

If the stock-based compensation for the nine months ended September 30, 1999 and 1998 had been allocated across the relevant functional expense categories within operating expenses, it would be allocated as follows:

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                             ------------------------
                                                               1998           1999
                                                             --------      ----------
Cost of revenues...........................................  $105,886      $  152,147
Sales and marketing........................................   139,305         717,874
Research and development...................................   138,172          11,994
General and administrative.................................   196,568       2,460,131
                                                             --------      ----------
                                                             $579,931      $3,342,146
                                                             ========      ==========

                                 ELOQUENT, INC.

                                  (UNAUDITED)

7. SUPPLEMENTAL CASH FLOW INFORMATION

                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                                 1998          1999
                                                              ----------    ----------
Noncash investing and financing activities:
  Assets acquired under capital leases......................  $  519,968    $  146,645
                                                              ==========    ==========
  Stock based compensation..................................  $2,528,671    $9,208,022

8. SUBSEQUENT EVENTS

SALE OF $20.0 MILLION OF CONVERTIBLE NOTES AND DETACHABLE WARRANTS TO PURCHASE 1,500,000 SHARES OF COMMON STOCK

On October 20, 1999, Eloquent sold convertible notes and detachable warrants to purchase 1,500,000 shares of common stock for aggregate gross consideration of $20.0 million. In conjunction with the sale of the notes Eloquent incurred $1.4 million in debt issuance costs.

The notes mature on October 20, 2004 and bear interest at 12% per annum. The notes are required to be automatically repaid when certain conditions are met, including (i) a 50 percent change in ownership, (ii) sale of all, or substantially all, of Eloquent's assets, (iii) merger or consolidation of Eloquent with a third party, or (iv) the completion of an initial public offering of common stock.

After December 31, 2000, the investors, at their option, may convert the notes to Series E preferred stock at an initial conversion rate of $8 per share, subject to certain anti-dilutive provisions. This gives rise to a beneficial conversion feature of $5.0 million, based on the fair value of common stock on the date of the sale of the notes and detachable warrants.

In conjunction with the sale of the notes, Eloquent issued to the investors detachable warrants to purchase 1,500,000 shares of common stock with an exercise price of $0.01 per share. The warrants expire on the earlier of 5 years after the repayment of the notes or October 20, 2006.

The gross consideration received from the notes will be allocated between the notes and the warrants in accordance with Accounting Principles Board Opinion No. 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants," as follows:

Long term notes payable.....................................  $12,500,000
Warrants....................................................    7,500,000
                                                              -----------
Gross consideration.........................................  $20,000,000
                                                              ===========

The beneficial conversion feature valued at $5,000,000 will be recorded as a further discount on the sale of the notes.

The debt issuance costs and the discount resulting from the issuance of the warrants will be amortized to interest expense over the life of the notes. The beneficial conversion feature will be amortized over the one year period up to the earliest conversion date.

EMPLOYEE STOCK PURCHASE PLAN

In October 1999, the Board approved the Employee Stock Purchase Plan covering an aggregate of 700,000 shares of common stock. The Employee Stock Purchase Plan will become effective on the effective date of the initial public offering and is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended. the initial public offering and

                                 ELOQUENT, INC.

                                  (UNAUDITED)

is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended.

EQUITY INCENTIVE PLAN

In October 1999, the Board approved Eloquent's 1999 Equity Incentive Plan. The 1999 Equity Incentive Plan will become effective on the effective date of the initial public offering and will terminate in October 2009, unless terminated earlier by the Board of Directors. The plan provides for the grant of incentive stock options, nonstatutory stock options and other equity instruments. Upon the effectiveness of the plan, shares available under existing incentive plans will become authorized for issuance under the plan.

                               INSIDE BACK COVER

TEXT:  ELOQUENT'S RICH-MEDIA BUSINESS-TO-BUSINESS COMMUNICATIONS SOLUTIONS
       HELP LEADING COMPANIES IN MAJOR INDUSTRIES INCREASE REVENUES
       AND LOWER COSTS. OUR LARGEST CUSTOMERS IN EACH OF OUR MAJOR MARKETS SINCE INCEPTION ARE:

HIGH TECHNOLOGY-HARDWARE & TELECOMMUNICATIONS

    -  Cisco Systems, Inc.

    -  Compaq Computer Corporation

    -  IBM Corporation

    -  Lucent Technologies, Inc.

    -  Sun Microsystems, Inc.

HIGH TECHNOLOGY-SOFTWARE

    -  FileNET Corporation

    -  Lotus Development Corporation (IBM)

    -  Microsoft Corporation

    -  Oracle Corporation

    -  PeopleSoft, Inc.

FINANCIAL SERVICES

    -  Citibank

    -  First USA Bank

    -  GE Capital

PROFESSIONAL SERVICES

    -  Bain & Company

    -  Hill Associates, Inc.

    -  Telcordia Technologies, Inc. (Bellcore)

                                     SHARES

                                [ELOQUENT LOGO]

                                  COMMON STOCK

                          ---------------------------
                                   PROSPECTUS
                          ---------------------------

Until             , 1999, all dealers that effect transactions in these
securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                           U.S. BANCORP PIPER JAFFRAY

                         BANC OF AMERICA SECURITIES LLC

                           THOMAS WEISEL PARTNERS LLC

                                            , 1999

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses to be paid by Eloquent in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

Securities and Exchange Commission registration fee.........  $   15,985
NASD filing fee.............................................       6,250
Nasdaq National Market filing fee...........................      85,000
Accounting fees and expenses................................     350,000
Legal fees and expenses.....................................     300,000
Printing and engraving expenses.............................     250,000
Blue sky fees and expenses..................................       5,000
Transfer agent and registrar fees and expenses..............       5,000
Miscellaneous...............................................     482,765
                                                              ----------
          Total.............................................  $1,500,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, contains provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, such as:

     -  any breach of the director's duty of loyalty;

     - acts or omissions which involve a lack of good faith, intentional misconduct or a knowing violation of the law;

     - payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law; or

     - any transaction from which the director derives an improper personal benefit.

These provisions do not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws.

Our bylaws, which will become effective upon the closing of this offering, require us to indemnify our directors and executive officers to the fullest extent not prohibited by the Delaware law. We may modify the extent of such indemnification by individual contracts with our directors and executive officers. Further, we may decline to indemnify any director or executive officer in connection with any proceeding initiated by such person, unless such indemnification is expressly required to be made by law or the proceeding was authorized by our board of directors.

We have entered into indemnity agreements with each of our current directors and executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We have the power to indemnify our other officers, employees and other agents, as permitted by Delaware law, but we are not required to do so.

We plan to obtain directors' and officers' liability insurance.

Reference is made to the following documents filed or incorporated by reference as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                      EXHIBIT DOCUMENT                        NUMBER
                      ----------------                        ------
Form of Underwriting Agreement..............................   1.01
Amended and Restated Certificate of Incorporation...........   3.03
Amended and Restated Bylaws.................................   3.04
Fourth Amended and Restated Investors' Rights Agreement
  dated October 20, 1999....................................   4.02
Form of Indemnity Agreement.................................  10.01

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

The following table sets forth information regarding all securities sold by the Registrant since its inception on March 29, 1995.

     1. In March 1995, Eloquent issued and sold and aggregate of 3,300,000 shares of its common stock at $0.001 per share to three investors, 2,100,000 of which were sold to a 5% stockholder of Eloquent and 2,700,000 of which were sold to two executive officers and directors of Eloquent.

     2. In October 1995, Eloquent issued and sold an aggregate of 1,250,000 shares of Series A Preferred Stock at $0.80 per share to an investor that is both a 5% stockholder of Eloquent and an entity affiliated with a director of Eloquent.

     3. In November 1995, Eloquent issued a warrant to purchase up to 37,188 shares of common stock at an exercise price of $0.80 per share to an entity that is not a 5% stockholder of Eloquent or an executive officer or director (or related entity) of Eloquent.

     4. In July 1996, Eloquent issued and sold a warrant to purchase up to 14,450 shares of common stock at an exercise price of $0.173 per share to an investor that is both a 5% stockholder of Eloquent and an entity affiliated with a director of Eloquent.

     5. From August to September 1996, Eloquent issued and sold an aggregate of 1,907,513 shares of Series B Preferred Stock at $1.73 per share to four investors, 1,849,711 of which were sold to two 5% stockholders and 1,849,711 of which were sold to two directors (and related entities) of Eloquent.

     6. In March 1997, Eloquent issued a warrant to purchase up to 34,683 shares of common stock at an exercise price of $1.73 per share to an entity that is not a 5% stockholder of Eloquent or an executive officer or director (or related entity) of Eloquent.

     7. In May 1997, Eloquent issued a warrant to purchase up to 14,451 shares of Series B Preferred Stock at an exercise price of $1.73 per share to an entity that is not a 5% stockholder of Eloquent or an executive officer or director (or related entity) of Eloquent.

     8. From August 1997 to October 1997, Eloquent issued and sold an aggregate of 1,912,233 shares of Series C Preferred Stock at $3.90 per share to eight investors, 1,860,950 of which were sold to three 5% stockholders and 1,860,950 of which were sold to three directors (and related entities) of Eloquent.

     9. In October 1997, Eloquent issued a warrant to purchase up to 15,000 shares of common stock at an exercise price of $3.90 per share to an entity that is not a 5% stockholder of Eloquent or an executive officer or director (or related entity) of Eloquent.

     10. In March 1998, Eloquent issued a warrant to purchase up to 22,115 shares of common stock at an exercise price of $3.90 per share to an entity that is not a 5% stockholder of Eloquent or an executive officer or director (or related entity) of Eloquent.

     11. In June 1998, Eloquent issued and sold an aggregate of 2,089,263 shares of Series D Preferred Stock at $5.10 per share to four investors, all of which were sold to entities that are both 5% stockholders and affiliated with directors of Eloquent.

     12. In July 1999, Eloquent issued and sold a warrant to purchase up to 70,000 shares of common stock at an exercise price of $5.10 per share to an entity that is not a 5% stockholder of Eloquent or an executive officer or director (or related entity) of Eloquent.

     13. In October 1999, Eloquent issued $20.0 million in principal amount of subordinated notes and warrants to purchase 1,500,000 shares of common stock with an exercise price of $0.01 per share to 15 investors, 25% of which were sold to 5% stockholders of Eloquent. In addition, Eloquent issued 15,000 shares of common stock in U.S. Bancorp Piper Jaffray as placement agent.

     14. Since inception, Eloquent has granted stock options under its Equity Incentive Plan and 1997 Equity Incentive Plan, covering an aggregate of 3,798,701 shares of common stock (net of expirations and cancellations) at exercise prices ranging from $0.08 to $2.00 per share.

     15. Since inception, options to purchase an aggregate of 1,115,176 shares of common stock under Eloquent's Equity Incentive Plan and 1997 Equity Incentive Plan were exercised for an aggregate purchase price of $393,944 with a weighted average exercise price of $0.35 per share.

All sales of common stock made pursuant to the exercise of stock options granted under the Equity Incentive Plan and 1997 Equity Incentive Plan to Eloquent's officers, directors, employees and consultants were made in reliance on Rule 701 under the Securities Act or on Section 4(2) of the Securities Act.

All other sales were made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. These sales were made without general solicitation or advertising. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to Eloquent that the shares were being acquired for investment.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following exhibits are filed herewith:

EXHIBIT
NUMBER                           EXHIBIT TITLE
-------                          -------------
  1.01*   Form of Underwriting Agreement.
  3.01    Amended and Restated Certificate of Incorporation.
  3.02    Amended and Restated Bylaws.
  3.03    Form of Amended and Restated Certificate of Incorporation to
          be filed upon completion of this offering.
  3.04    Form of Amended and Restated Bylaws to be effective upon
          completion of this offering.

EXHIBIT
NUMBER                           EXHIBIT TITLE
-------                          -------------
  4.01    Form of Specimen Stock Certificate.
  4.02    Fourth Amended and Restated Investors' Rights Agreement,
          dated October 20, 1999, among Eloquent and certain investors named therein.
  4.03    Securities Purchase Agreement, dated October 20, 1999, by
          and among Eloquent and certain investors named therein.
  5.01*   Opinion of Cooley Godward LLP regarding legality of the
          securities being registered.
 10.01    Form of Indemnity Agreement entered into by Eloquent with
          each of its directors and executive officers.
 10.02    Equity Incentive Plan.
 10.03    Form of Stock Option Agreement under the Equity Incentive
          Plan.
 10.04    1997 Equity Incentive Plan.
 10.05    Form of Stock Option Agreement under the 1997 Equity
          Incentive Plan.
 10.06    1999 Equity Incentive Plan.
 10.07    Form of Stock Option Agreement under the 1999 Equity
          Incentive Plan.
 10.08    Form of Nonstatutory Stock Option Agreement for Non-Employee
          Director Grants under the 1999 Equity Incentive Plan.
 10.09    1999 Employee Stock Purchase Plan.
 10.10    Form of 1999 Employee Stock Purchase Plan Offering.
 10.11    Employment Agreement, dated December 23, 1998, between
          Eloquent and Abraham Kleinfeld.
 10.12    Office Lease, dated November 19, 1996, between Eloquent and
          California Casualty Indemnity Exchange, as amended.
 10.13    OEM Agreement, dated May 30, 1997, between Eloquent and
          Verity, Inc.
 10.14    Software License Agreement, dated June 30, 1997, between
          Eloquent and Voxware, Inc.
 10.15    Co-location Service Agreement, dated March 30, 1998 between
          Eloquent and Concentric Network Corporation.
 10.16    Sublease Agreement, dated June 1, 1999, between Eloquent and
          California Casualty Indemnity Exchange.
 23.01*   Consent of Cooley Godward LLP(included in Exhibit 5.01).
 23.02    Consent of PricewaterhouseCoopers LLP, independent
          accountants.
 24.01    Power of Attorney. Reference is made to page III-6.
 27.01    Financial Data Schedule.

---------------------------------------------
*  To be filed by amendment.

(b) FINANCIAL STATEMENT SCHEDULES.

       REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholders of Eloquent, Inc.

In connection with our audits of the financial statements of Eloquent, Inc. as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, which financial statements are included in the Prospectus, we have also audited the financial statement schedule listed in Item 16(b) herein. In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

PricewaterhouseCoopers LLP

San Jose, California
August 30, 1999

                                 ELOQUENT, INC.
                       VALUATION AND QUALIFYING ACCOUNTS

                                              BALANCE AT
                                              BEGINNING      ADDITIONS                    BALANCE AT
                                               OF YEAR      (REDUCTIONS)    WRITE-OFFS    END OF YEAR
                                              ----------    ------------    ----------    -----------
Allowance for doubtful accounts:
  Year ended December 31, 1996..............  $       --     $       --      $    --      $       --
  Year ended December 31, 1997..............          --        122,483       (7,408)        115,075
  Year ended December 31, 1998..............     115,075          9,754      (19,879)        104,950
Valuation allowance for deferred tax assets:
  Year ended December 31, 1996..............     127,747        592,750           --         720,497
  Year ended December 31, 1997..............     720,497      2,344,280           --       3,064,777
  Year ended December 31, 1998..............   3,064,777      3,717,176           --       6,781,953

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California, on the 21st day of October, 1999.

                                          ELOQUENT, INC.

                                          By:     /s/ ABRAHAM KLEINFELD
                                            ------------------------------------
                                                     Abraham Kleinfeld
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

Each individual whose signature appears below constitutes and appoints Abraham Kleinfeld and Clifford A. Reid, Ph.D., and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURES                              TITLE                         DATE
             ----------                              -----                         ----
                                       Chief Executive Officer, President    October 21, 1999
       /s/ ABRAHAM KLEINFELD           and Director (Principal Executive
------------------------------------                Officer)
         Abraham Kleinfeld

    /s/ CLIFFORD A. REID, PH.D.              Chairman of the Board           October 21, 1999
------------------------------------
      Clifford A. Reid, Ph.D.

         /s/ R. JOHN CURSON            Chief Financial Officer, Secretary    October 21, 1999
------------------------------------   and Treasurer (Principal Financial
           R. John Curson                   and Accounting Officer)

       /s/ TERRY L. OPDENDYK                        Director                 October 21, 1999
------------------------------------
         Terry L. Opdendyk

             SIGNATURES                              TITLE                         DATE
             ----------                              -----                         ----
                                                    Director                 October 21, 1999
        /s/ KATHRYN C. GOULD
------------------------------------
          Kathryn C. Gould

       /s/ ANTHONY P. BRENNER                       Director                 October 21, 1999
------------------------------------
         Anthony P. Brenner

                                                    Director
------------------------------------
          David F. Millet

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           EXHIBIT TITLE
-------                          -------------
  1.01*   Form of Underwriting Agreement.
  3.01    Amended and Restated Certificate of Incorporation.
  3.02    Amended and Restated Bylaws.
  3.03    Form of Amended and Restated Certificate of Incorporation to
          be filed upon completion of this offering.
  3.04    Form of Amended and Restated Bylaws to be effective upon
          completion of this offering.
  4.01    Form of Specimen Stock Certificate.
  4.02    Fourth Amended and Restated Investors' Rights Agreement,
          dated October 20, 1999, among Eloquent and certain investors named therein.
  4.03    Securities Purchase Agreement, dated October 20, 1999, by
          and among Eloquent and certain investors named therein.
  5.01*   Opinion of Cooley Godward LLP regarding legality of the
          securities being registered.
 10.01    Form of Indemnity Agreement entered into by Eloquent with
          each of its directors and executive officers.
 10.02    Equity Incentive Plan.
 10.03    Form of Stock Option Agreement under the Equity Incentive
          Plan.
 10.04    1997 Equity Incentive Plan.
 10.05    Form of Stock Option Agreement under the 1997 Equity
          Incentive Plan.
 10.06    1999 Equity Incentive Plan.
 10.07    Form of Stock Option Agreement under the 1999 Equity
          Incentive Plan.
 10.08    Form of Nonstatutory Stock Option Agreement for Non-Employee
          Director Grants under the 1999 Equity Incentive Plan.
 10.09    1999 Employee Stock Purchase Plan.
 10.10    Form of 1999 Employee Stock Purchase Plan Offering.
 10.11    Employment Agreement, dated December 23, 1998, between
          Eloquent and Abraham Kleinfeld.
 10.12    Office Lease, dated November 19, 1996, between Eloquent and
          California Casualty Indemnity Exchange, as amended.
 10.13    OEM Agreement, dated May 30, 1997, between Eloquent and
          Verity, Inc.
 10.14    Software License Agreement, dated June 30, 1997, between
          Eloquent and Voxware, Inc.
 10.15    Co-location Service Agreement, dated March 30, 1998 between
          Eloquent and Concentric Network Corporation.
 10.16    Sublease Agreement, dated June 1, 1999, between Eloquent and
          California Casualty Indemnity Exchange.
 23.01*   Consent of Cooley Godward LLP(included in Exhibit 5.01).
 23.02    Consent of PricewaterhouseCoopers LLP, independent
          accountants.
 24.01    Power of Attorney. Reference is made to page III-6.
 27.01    Financial Data Schedule.

---------------------------------------------
*  To be filed by amendment.